As filed with the Securities and Exchange Commission on June 22, 2007

Registration No. 333-143555

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SPREADTRUM COMMUNICATIONS, INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

Attn: Dr. Ping Wu, President and Chief Executive Officer

(8621) 5080-2727

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

225 W. 34th Street, Suite 910

New York, New York 10122

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen Chang, Esq. John A. Fore, Esq. Michelle W. Edwards, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	John G. Crowley, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong S.A.R., China (852) 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per ordinary share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Ordinary shares, par value $0.0001 per share(4)	30,240,600 ordinary shares	$4.33	$132,000,000	$4,053.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(2)	Includes (a) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option, and (b) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Previously paid.
(4)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-143705). Each American depositary share represents three ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2007

8,767,000 American Depositary Shares

Spreadtrum Communications, Inc.

REPRESENTING 26,301,000 ORDINARY SHARES

Spreadtrum Communications, Inc. is offering 8,000,000 American depositary shares, or ADSs, and the selling shareholders are offering 767,000 ADSs. Each ADS represents three ordinary shares. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between $11 and $13 per ADS.

We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “SPRD.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 10.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholders
Per ADS	$	$	$	$
Total	$	$	$	$

The selling shareholders have granted the underwriters the right to purchase up to an additional 1,313,200 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

MORGAN STANLEY	LEHMAN BROTHERS

NEEDHAM & COMPANY, LLC	PIPER JAFFRAY

                    , 2007

SPREADTRUM® 展讯通信

Video Phone
Digital Camera
Email
Music
Mobile TV
Web Browser
SPREADTRUM

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY IN THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“RMB” are to the legal currency of the People’s Republic of China; and

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

The “Glossary of Technical Terms” contained in Annex A of this prospectus sets forth the description of some of the technical terms used in this prospectus.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “Spreadtrum” refer to Spreadtrum Communications, Inc. and its subsidiaries.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on March 30, 2007, which was RMB 7.7232 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 21, 2007, the noon buying rate was RMB 7.6208 to $1.00.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 10, before deciding whether to purchase our ADSs.

SPREADTRUM COMMUNICATIONS, INC.

Overview

We are a fabless semiconductor company that designs, develops and markets baseband processor solutions for the wireless communications market. We combine our semiconductor design expertise with our software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. We have developed our solutions based on an open development platform, enabling our customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

We offer a comprehensive portfolio of highly-integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS and TD-SCDMA, an international 3G standard for wireless communications promoted by China. A baseband processor is the most critical semiconductor component of a wireless handset, responsible for encoding and decoding wireless communications transmissions, serving as a platform for the handset’s operating system and multimedia applications, managing storage and directing short range connectivity such as Bluetooth traffic. Our solutions also offer a wide array of multimedia capabilities such as TV-out, MP3 digital audio playback, Motion JPEG, MPEG4 and H.264 digital video playback and 64-channel polyphonic ringtone playback.

Our business model has enabled the rapid development of advanced products. Within the first 15 months of our inception, we fully developed our first series of integrated baseband semiconductors for the GSM/GPRS market. In June 2005, we commercially introduced what we believe to be the world’s first fully integrated analog and digital baseband semiconductor with power management and multimedia functionality. In the 3G area, we have been instrumental in the development, trialing and planned commercial rollout of the TD-SCDMA standard. In April 2004, we developed what we believe to be the world’s first dual-mode TD-SCDMA/GSM baseband processor. In addition, we are an active member of the TD-SCDMA Industry Alliance, which is responsible for developing and enhancing the standard globally. In February 2007, we announced our development of a TD-SCDMA baseband semiconductor that supports HSDPA. We intend to offer samples of a baseband processor that supports EDGE in the second half of 2007, and are developing solutions that will support other 3G wireless standards, such as WCDMA/UMTS. In addition, we are working to develop advanced products to further expand our current portfolio, including solutions that incorporate smart phone functionality, advanced multimedia applications and other applications such as mobile digital TV, which allows subscribers to receive television transmissions through their wireless handsets.

We derive significant advantages by conducting most of our operations in China, including access to a highly educated technical workforce and a competitive cost structure. In addition, our geographic proximity to a significant portion of the wireless handset supply chain enables us to maintain close relationships with industry players, provide effective service and support to our customers, and strategically position ourselves in the high-growth wireless market in China. We are a recognized leader in the emerging China semiconductor industry as indicated by various third-party awards we have received that are based, in part, on the technological innovation of our baseband semiconductors. These include the award by the China Semiconductor Industry Association as one of the integrated circuit design companies in China with the highest growth potential for 2005, the People’s Republic of China National Science and Technology Advancement First Class Award awarded by the State Council in 2006 and the award by the Management Case Center of Peking University and Communications Weekly as one of the top telecommunications equipment suppliers for 2006.

We have grown significantly since our inception. Our revenue increased from $2.4 million in 2003 to $12.9 million in 2004, $38.3 million in 2005 and $107.1 million in 2006 and from $19.7 million for the three months ended March 31, 2006 to $26.2 million for the same period in 2007. We derive our revenue from the sale of baseband semiconductors and turnkey solutions, such as handset boards and modules that combine our baseband semiconductors with other third-party wireless handset components. Our baseband semiconductor revenue has increased from $4.1 million in 2005 to $54.9 million in 2006 and from $4.8 million for the three months ended March 31, 2006 to $20.6 million for the same period in 2007. As a percentage of revenue, sales of baseband semiconductors were 0.0%, 0.6%, 10.7%, 51.3% and 78.7% in 2003, 2004, 2005, 2006 and for the three months ended March 31, 2007, respectively. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and we intend to phase out our module business within the next 12 months. We expect turnkey solutions to represent a smaller percentage of our revenue in 2007 as we focus on our higher margin baseband semiconductors. We expect that sales of our baseband semiconductors in the future will offset any decline in revenue from turnkey solutions. We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million and $2.0 million in 2006 and for the three months ended March 31, 2007, respectively.

Industry Overview

The wireless communications market is highly dynamic and represents one of the most important communications markets in the world. According to iSuppli Corporation, or iSuppli, a leading market research firm focused on the electronics industry, global wireless (mobile handset) subscribers reached 2.2 billion in 2005, and are expected to grow to 3.7 billion in 2010. In particular, China represents the world’s largest wireless market, with 487.4 million wireless subscribers as of April 2007 according to the Ministry of Information Industry. Wireless technologies have evolved through successive generations of wireless communications standards, or protocols, driven by the need for more efficient networks with the increased bandwidth capacity to enable increased usage of wireless data services by subscribers. In particular, 3G technologies are currently seeing rapid deployment and adoption throughout the world. 3G networks enable significantly higher data transmission speeds, up to a maximum of 2.0 to 2.5 Mbps compared to a maximum of 144 to 384 Kbps for 2.5G networks, which facilitate an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. According to International Data Corporation, or IDC, a leading market research firm, 66.0 million 3G handsets were shipped worldwide in 2005 and this is expected to reach 475.8 million units by 2010, representing 34.9% of total handset shipments. Multimedia capabilities are becoming standard features on today’s handsets, transforming them from pure communication tools to personal computing and entertainment devices.

China’s evolution into 3G is expected to be in large part based on the TD-SCDMA standard, and mobile operators in China are expected to commence commercial deployment of TD-SCDMA in 2007. In January 2006, the Ministry of Information Industry approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The Chinese government has already initiated and subsidized several rounds of testing of the TD-SCDMA network. In May 2007, the Ministry of Information Industry further expanded the list of approved national 3G technology standards to include WCDMA and CDMA2000 in addition to TD-SCDMA.

The baseband semiconductor is the most critical semiconductor component in the wireless handset. It is commonly referred to as the engine of a wireless handset, equivalent to the central processing unit of a computer. According to iSuppli, revenue from worldwide GSM, GPRS, EDGE and WCDMA baseband semiconductor shipments reached $8.5 billion in 2005 and is expected to grow to $13.1 billion by 2010. According to iSuppli, the baseband semiconductor market in China is expected to grow from $3.5 billion in 2005, representing 30.6% of the worldwide market, to $6.8 billion in 2010, representing 41.3% of the worldwide market.

As the wireless technology landscape continues to evolve, baseband semiconductor suppliers are required to adopt a new operating model to succeed. Key features of this new operating model include adopting a total systems solution approach, possessing a strong multimedia platform, providing a customizable solution, having rapid time-to-market for product development, increasing integrated functionality and offering comprehensive customer support.

Our Competitive Strengths

Our open platform enables us to develop solutions to address the changing requirements of the wireless handset market. Our approach enables us to substantially improve the development time and cost of our baseband semiconductors, which in turn allows our customers to reduce their time-to-market and costs and improve the customization of their handsets. The success of our approach is a result of our research capabilities and strong development team. We believe we have the following competitive strengths:

•	architecture designed to enable wireless multimedia convergence;

•	strong technology development capability with core competencies in software, including wireless protocol capability, digital, analog and mixed-signal design and advanced multimedia;

•	rapid development cycles;

•	open development platform;

•	strong local presence in China; and

•	experienced management team with established track record.

Our Strategy

We intend to build upon our leadership in the China wireless baseband semiconductor industry and become a global leader in the wireless baseband market. We plan to achieve this objective by pursuing the following strategies:

•	continuous investment in technological innovation;

•	continue to enable convergence of wireless communication, multimedia and mobile Internet applications;

•	leverage TD-SCDMA capability to gain substantial share in the 3G transition in China;

•	expand customer base through development of new distribution channels; and

•	expand share of semiconductor content in the wireless handset.

Our Risks and Challenges

Despite our competitive strengths, we believe the following are some of the major risks and uncertainties that may materially affect us:

•	our limited operating history in designing, developing and selling baseband semiconductors;

•	our ability to respond to changes in industry standards, technology, customer requirements and government regulation, including our ability to manage product transitions and product obsolescence;

•	our ability to sustain our recent rates of revenue growth;

•	our ability to build relationships and achieve additional design wins with leading international brand manufacturers;

•	TD-SCDMA may not be as widely adopted as a 3G standard or its deployment in China may be slower than we expect; and

•

uncertainties with respect to the PRC legal, regulatory and tax environment. For a description of risks associated with doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Corporate Information

We were incorporated in the Cayman Islands in April 2001. Since our inception, we have conducted our operations principally through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-2727. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. We also have offices in Beijing and Shenzhen, People’s Republic of China, and in Sunnyvale, California, and Austin, Texas, United States of America.

Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our website is www.spreadtrum.com and the information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 225 W. 34th Street, Suite 910, New York, New York 10122.

Corporate Structure

We are a holding company and conduct our operations primarily through our wholly-owned PRC subsidiary, Spreadtrum Communications (Shanghai) Co. Ltd., or Spreadtrum Shanghai. Spreadtrum Shanghai is the entity that employs the majority of our employees in China and through which we sell our products to our customers located in the PRC. We have a wholly-owned PRC subsidiary, Spreadtrum International Trading (Shanghai) Co. Ltd., or Spreadtrum Trading, through which we sell our products to our customers located outside of China. We also have a wholly-owned subsidiary in the United States, Spreadtrum Communications Corp., or Spreadtrum California, a California corporation, which employs our personnel in the United States in administration and research and development. We have entered into a development agreement and an administrative and managerial services agreement with Spreadtrum California. We do not conduct any sales through Spreadtrum California. In addition, as a result of our contractual arrangements with Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., or Beijing Spreadtrum, a company established under the laws of the PRC, and its three shareholders, who are PRC nationals, we consolidate Beijing Spreadtrum’s operating results, assets and liabilities into our consolidated financial statements. Beijing Spreadtrum performs research and development for Spreadtrum Shanghai. As a PRC domestic company, Beijing Spreadtrum may be eligible to participate in PRC government research projects that are restricted to PRC domestic companies that are not foreign invested enterprises. All three shareholders of Beijing Spreadtrum are family members of our executive officers or employees. For a further description of the family relationships between the shareholders of Beijing Spreadtrum and our executive officers or employees and our contractual arrangements with Beijing Spreadtrum, see “Related Party Transactions—Relationship with Beijing Spreadtrum.”

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and Beijing Spreadtrum as of the date of this prospectus.

(1)	A limited liability company incorporated in the PRC.
(2)

The shareholders of Beijing Spreadtrum are Shujun Zhang, Dichen Li and Yuer Zhang, each of whom holds 33 1/3% of the equity of Beijing Spreadtrum. See “Related Party Transactions—Relationship with Beijing Spreadtrum.”

Equity Interest
Loan Agreement by and among Spreadtrum Communications, Inc. and Shujun Zhang, Dichen Li and Yuer Zhang. See “Related Party Transactions—Relationship with Beijing Spreadtrum.”
Research and Development Agreement between Spreadtrum Shanghai and Beijing Spreadtrum. See “Related Party Transactions—Relationship with Beijing Spreadtrum.”

For a more detailed description of our corporate structure, see “Business—Corporate Structure.”

THE OFFERING

ADSs offered:

by Spreadtrum	8,000,000 ADSs

by the selling shareholders	767,000 ADSs

Total	8,767,000 ADSs

Over-allotment option	The selling shareholders have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional 1,313,200 ADSs to cover over-allotments.

Price per ADS	We currently estimate that the initial public offering price will be between $11.00 and $13.00 per ADS.

The ADSs

Each ADS represents three ordinary shares, par value $0.0001 per ordinary share. You will have the rights of an ADS holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	8,767,000 ADSs (or 10,080,200 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	124,328,561 ordinary shares.

Use of proceeds

We intend to use the net proceeds we receive from this offering for general corporate purposes, including funding our working capital needs. We may use a portion of our net proceeds to acquire businesses, products and technologies that we believe will complement our business, although we are not currently engaged in any negotiations with respect to any potential acquisition.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing

We have applied for approval to have our ADSs included for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed Nasdaq Global Market symbol	“SPRD”

Depositary	Citibank, N.A.

Custodian	Citibank, N.A.—Hong Kong Branch

Lock-up

Each of us, the selling shareholders, our directors, executive officers and our other existing shareholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs for a period of 180 days after the date of this prospectus. See “Underwriting.”

The number of ordinary shares of Spreadtrum indicated above to be outstanding following this offering is based on 100,328,561 ordinary shares outstanding as of May 31, 2007, assuming the automatic conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering based on the assumptions described below, and excludes:

•

30,600,703 ordinary shares issuable upon exercise of options outstanding as of May 31, 2007, at a weighted average exercise price of $1.60 per share, which includes 2,143,040 ordinary shares that were issued upon exercise of options by certain of our option holders between May 31, 2007 and the date of this prospectus;

•	400,000 ordinary shares issuable upon the exercise of warrants outstanding as of May 31, 2007, at a weighted average exercise price of $0.20 per share; and

•	15,000,000 ordinary shares reserved for issuance under our 2007 Equity Incentive Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding Series A, B, C and D preference shares into 82,723,721 ordinary shares upon the closing of the offering;

•	the adoption of our amended and restated memorandum and articles of association immediately prior to the effectiveness of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The following summary consolidated statements of operations data for the three years ended December 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd. and were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The summary consolidated statement of operations data for the three months ended March 31, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the three months ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands except share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Revenue	$ 12,935	$ 38,269	$107,075	$19,691	$26,167
Cost of revenue(1)	10,025	29,632	63,476	13,505	14,954
Gross profit	2,910	8,637	43,599	6,186	11,213
Operating expenses(1):
Research and development	10,171	14,353	18,521	3,649	5,996
Selling, general and administrative	4,257	7,021	11,254	2,150	3,920
Income (loss) from operations	(11,518)	(12,737)	13,824	387	1,297
Other income, net	242	590	1,617	311	764
Income tax expense (benefit)	92	(468)	1,055	49	29
Net income (loss)	$ (11,368)	$ (11,679)	$ 14,386	$ 649	$ 2,032
Earnings (loss) per ordinary share:
Basic	$ (0.87)	$ (0.86)	$ 0.96	$ 0.05	$ 0.12
Diluted	$ (0.87)	$ (0.86)	$ 0.14	$ 0.01	$ 0.02
Earnings (loss) per ADS:
Basic	$ (2.62)	$ (2.59)	$ 2.87	$ 0.14	$ 0.36
Diluted	$ (2.62)	$ (2.59)	$ 0.42	$ 0.02	$ 0.05
Weighted average number of ordinary shares used in earnings (loss) per share calculations:
Basic	13,036,959	13,523,034	15,015,724	14,375,098	16,978,784
Diluted	13,036,959	13,523,034	102,027,673	96,421,317	114,469,468

Note:	(1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)
Cost of revenue	$4	$6	$131	$4	$49
Research and development	282	335	1,150	121	457
Selling, general and administrative	143	210	942	68	711

	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands except employee data)
Other Data:
Baseband semiconductor revenue	$80	$4,082	$54,938	$4,849	$20,589
Turnkey solutions revenue	12,855	34,187	52,137	14,842	5,578

Units of baseband semiconductors shipped	5	549	8,801	722	3,735

Employees	316	416	576	419	637

The following table presents a summary of our unaudited consolidated balance sheet as of March 31, 2007:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering, and (ii) the issuance and sale of 24,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from this offering, each based on an assumed initial offering price of $12.00 per ADS (which is the midpoint of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2007
	Actual	Pro Forma As Adjusted
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$44,801	$130,263
Total current assets	66,649	152,111
Total assets	98,702	184,164
Total current liabilities	33,246	33,246
Total liabilities	36,495	36,495
Convertible preference shares	80,201	—
Total shareholders’ equity	62,207	147,669

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face described below.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in 2001, and began to generate revenue in 2003. Our limited operating history may not provide a meaningful basis for evaluating our business and prospects. In addition, our product offerings continue to evolve over time as we focus our efforts primarily on the development and sale of baseband semiconductors. Accordingly, you should consider our business and prospects in light of the risks and uncertainties experienced by early stage companies in the wireless communications industry. Some of these risks and uncertainties relate to our ability to:

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respond to the evolution of new wireless industry standards, technology and service requirements of customers in the markets in which we operate and changes in technology, competitive market conditions and our regulatory environment;

•	develop and deliver new products successfully;

•	manage our expanding operations and product offerings, including the integration of any future acquisitions;

•	maintain existing customers and acquire new customers;

•	maintain effective control of our costs and expenses;

•	manage risks associated with intellectual property rights, including the protection of our proprietary technologies;

•	manage product transitions and product obsolescence;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	raise our brand recognition, maintain and enhance our reputation and develop customer loyalty.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We do not expect to sustain our recent rates of growth in revenue.

We have experienced significant growth in revenue since 2003. Our revenue increased 429.3% from $2.4 million in 2003 to $12.9 million in 2004, 195.9% from 2004 to $38.3 million in 2005 and 179.8% from 2005 to $107.1 million in 2006. Our revenue increased 32.9% from $19.7 million for the three months ended March 31, 2006 to $26.2 million for the same period in 2007. Our revenue growth reflected a substantial increase in our shipments of baseband semiconductors and turnkey solutions. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and we intend to phase out our module business within the next 12 months. We began to ship our standalone baseband semiconductors in large volume in the third quarter of 2005, and we expanded our customer base and gained market share for our standalone baseband semiconductors during 2006. Our recent revenue growth rates reflect our success in establishing market acceptance of our baseband semiconductors. As we transition to becoming an established supplier of standalone baseband semiconductors, we do not expect to achieve similar rates of revenue growth in future periods.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million in 2004 and $11.7 million in 2005. As of December 31, 2006 and March 31, 2007, we had an accumulated deficit of $25.3 million and $23.2 million, respectively. We have been profitable only since the first quarter of 2006, and we may not be able to sustain or increase profitability in the future. To sustain or increase profitability, we will need to continue to increase revenue while maintaining reasonable levels of costs and expenses. In addition, our competitors’ behavior and strategies may affect our margins. We expect our research and development and selling, general and administrative expenses to increase in anticipation of projected revenue growth. If our revenue does not increase at the same rate or at a greater rate than our expenses, we may incur losses in the future. If we do not sustain or increase profitability on a quarterly and annual basis or if we otherwise fail to meet the expectations of securities analysts or investors, the market price of our ADSs will likely decline.

Our quarterly and annual operating results may fluctuate and are difficult to predict and if we do not meet financial expectations of securities analysts or investors, the price of our ADSs will likely decline.

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and profit margins may be significantly different from our historical or projected figures. Our quarterly and annual operating results in future periods may fall below expectations. Any of these events could cause the market price of our ADSs to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	the adoption of new wireless industry standards or changes in our regulatory environment;

•	the announcement or introduction of new or enhanced products by us or our competitors;

•	the unpredictable volume and timing of customer orders;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	changes in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	changes in the average selling prices of our products;

•	changes in the availability of capacity of our semiconductor manufacturing service providers; and

•	the overall cyclicality of the semiconductor industry and seasonality in sales of wireless handsets into which our products are incorporated.

In addition, we base our planned operating expenses, including research and development expenses, hiring of additional personnel and investments in inventory, in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of securities analysts or investors, the market price of our ADSs will likely decline significantly. Because of our limited operating history and the fluctuations in our operating results, our historical operating results may not be useful to you in predicting our future operating results.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless handsets based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless handsets for customers, and we primarily compete in China with baseband processor solutions providers, such as Analog Devices, Inc., or Analog Devices, Infineon Technologies AG, or Infineon, MediaTek, Inc., or MediaTek, and Texas Instruments Incorporated, or Texas Instruments. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom, Freescale Semiconductor, Inc., or Freescale, and NXP Semiconductors, or NXP. Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. This provides them with competitive advantages and their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or wireless industry standards or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

Our future growth depends in part on building relationships and achieving additional design wins with leading international brand manufacturers. If we cannot establish these relationships and achieve future design wins, our ability to grow will be limited.

We intend to pursue relationships with leading international brand manufacturers. We anticipate that these relationships will require us to make modifications to our products that involve significant technological challenges, as well as participate in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in a design win, where our product is incorporated into a customer’s initial product design, or that any such design win would lead to production orders. We also expect that these types of customers would place considerable pressure on us to meet their tight development schedules. In addition, these types of customers often require extensive, localized customer support, which will require us to significantly expand our customer support organization. We may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. Delays in development of these projects could impair our relationships with existing customers and negatively impact sales of the products under development. If we cannot achieve design wins in the future, our ability to grow will be limited.

We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We sell a portion of our products to IDHs and ODMs, who integrate our baseband semiconductors into the wireless handsets they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

If TD-SCDMA is not widely adopted as a 3G standard, or if the deployment of TD-SCDMA in China is slower than we expect, our growth will be adversely affected.

We have invested substantial time and resources in developing products that support TD-SCDMA. The market for 3G wireless handsets that support TD-SCDMA is new and its potential is uncertain. The development of this market depends upon many factors, including the issuance of commercial TD-SCDMA licenses by the PRC government to mobile operators, the development and deployment of 3G wireless networks that support TD-SCDMA and the availability and commercial acceptance of 3G wireless handsets that support TD-SCDMA. Although TD-SCDMA has been promoted by the PRC government as one of the 3G standards in China and the PRC government has initiated and subsidized several rounds of testing of a 3G network that supports TD-SCDMA, the PRC government has not yet issued commercial 3G licenses to mobile operators. Additionally, in May 2007, the Ministry of Information Industry further expanded the list of approved national 3G technology standards to include WCDMA and CDMA2000 in addition to TD-SCDMA, and it is possible that the addition of these other technology standards to such list of approved standards will affect the development and deployment of 3G networks that support TD-SCDMA. In addition, we cannot assure you that TD-SCDMA will be adopted by other countries as their 3G standard. China is one of the first countries that is testing 3G wireless networks that support TD-SCDMA, and if the market in China fails to develop successfully, the commercial acceptance and adoption of TD-SCDMA as a worldwide 3G standard likely will be affected adversely. We are unable to predict the growth rate, if any, of this market. Our growth depends in part upon the timely development of the market for 3G wireless handsets that support TD-SCDMA, which is affected by the wide adoption of TD-SCDMA and the deployment of TD-SCDMA in China. Even if the market for 3G wireless handsets that support TD-SCDMA develops, our success depends upon the selection by existing and potential customers of our products for use in their 3G wireless handsets. If this market does not develop in a timely manner or our products are not selected by customers, the growth and success of our business will be adversely affected.

We may not be able to increase and maintain international market demand for our products.

Substantially all of our sales currently are derived from customers in the PRC, Hong Kong and Macau and the penetration of markets outside of these markets will be important to our future success. We may not be able to increase and maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our operating results may not meet market expectations due to reduced sales, delay or loss of significant customer orders, or any delay in customer payments.

Our top five customers for the year ended December 31, 2005 collectively accounted for 52.2% of our revenue for this period. For 2005, three customers each accounted for more than 10.0% of our revenue: 14.3%, 12.7% and 11.9%, respectively. Our top five customers for the year ended December 31, 2006 collectively accounted for 40.4% of our revenue. For 2006, one customer accounted for 14.5% of our revenue and no other single customer accounted for more than 10.0% of our revenue for such period. If we fail to successfully sell our products to one or more of our significant customers in any particular period, if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline, and our operating results may not meet market expectations. Also, many of our current customers are smaller companies and if those customers order our products, but fail to pay on time or at all, our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. Our sales cycles typically range from four to nine months, depending on the type of customer. We typically need to obtain a design win, where our product is incorporated into a customer’s wireless handset design, to receive purchase orders. In some cases, due to the rapid growth of new wireless handset applications and products, this process can be time-consuming and requires substantial investment of our time and resources. During the four to nine-month sales cycle, our customers may need three to six months or longer to test, evaluate and design our products into their wireless handsets. Following a design win, our customers may need an additional one to three months or more to begin volume production of the wireless handsets that incorporate our products. There can be no assurances that a design win will result in volume shipments of our products. Additionally, we may commit our limited resources to a customer’s wireless handset design that does not result in volume shipments at the expense of other customers’ wireless handsets that could have resulted in volume shipments. Because of this lengthy sales cycle and the uncertainty regarding volume shipments of our products, it is difficult for us to forecast our revenue, which increases the variability of our operating results. In addition, it is possible that we may not generate sufficient, if any, revenue from these products to offset the selling and administrative costs and investment of resources in anticipation of customer orders.

Our success depends upon our customers’ ability to successfully sell their products.

Our baseband semiconductors are incorporated into our customers’ wireless handsets. If any of our customers are unsuccessful in their wireless handset sales, whether due to lack of market acceptance of their products, shortage of component supplies, slowdown in sales of wireless handsets, excess inventory in the sales channels into which our customers sell their wireless handsets, changes in the wireless handset supply chain or otherwise, our sales of baseband semiconductors could be adversely affected. Accordingly, our success depends on our customers’ success in their business. Brand manufacturers, IDHs and ODMs have historically accounted for substantially all of our revenue. We are not certain whether these customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

We mainly depend on an independent foundry to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We currently rely on Taiwan Semiconductor Manufacturing Company Limited, or TSMC, to manufacture substantially all of our semiconductor products.

Because we outsource our manufacturing, we face several significant risks, including:

•	lack of manufacturing capacity;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of TSMC to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with TSMC and it is difficult to accurately forecast our capacity needs. We do not have a long-term agreement with TSMC and we place our orders on a purchase order basis. As a result, if TSMC raises its prices or is not able to meet our required capacity for various reasons, including shortages, or delays in shipment, of semiconductor equipment or materials used by TSMC to manufacture our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity from TSMC and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, TSMC can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that TSMC’s customers that are larger than we are, or that have long-term agreements with TSMC, may receive preferential treatment from TSMC in terms of capacity allocation. Reallocation of capacity by TSMC to its other preferred customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we do not accurately forecast our capacity needs, TSMC may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, operating results or financial condition. For example, we underestimated our capacity requirements for the fourth quarter of 2005, and TSMC was unable to fulfill completely our needs for that quarter.

The loss of the services of our independent assembly and testing service provider could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on one independent assembly and testing service provider, Advanced Semiconductor Engineering, Inc., or ASE, to assemble and test substantially all of our baseband semiconductors. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. We do not have a long-term agreement with ASE that guarantees us access to capacity. We typically procure services from ASE on a per-order basis. If ASE experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of assembly and testing capacity, we may have to seek alternative assembly and testing services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new assembly and testing service providers. We currently estimate that it would take us several months to locate and qualify a new assembly and testing service provider. Because of the amount of time that it takes us to qualify third-party assembly and testing service providers, we could experience significant delays in product shipments if we are required to find alternative assembly and testing service providers for our products on short notice. In addition, we may be required to pay higher assembly and testing costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

Our primary foundry and assembly and testing service provider maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

TSMC, the foundry upon which we currently rely to manufacture substantially all of our baseband semiconductors, and ASE, the independent assembly and testing service provider upon which we currently rely to assemble and test all of our baseband semiconductors, have substantial operations located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

Our products are becoming more complex and defects in our products could result in a loss of customers, decreased revenue, unexpected expenses, loss of market share and warranty claims.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and the yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. In addition, as our baseband semiconductors become more complex we may be limited in the number of wireless handsets that can utilize these components. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting of our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

In addition, our agreements with some customers contain warranty provisions, which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors reported during the warranty period. Our contractual limitations on our liability may be unenforceable in a particular jurisdiction. We do not have insurance coverage for any warranty or product liability claims, and a successful claim could require us to pay substantial damages.

We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results.

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. TSMC, the foundry upon which we rely to manufacture substantially all of our products, has occasionally experienced lower than anticipated manufacturing yields, including for our products. This often occurs during the production of new products or the installation and start-up of new process technologies. We may experience yield problems as we migrate our manufacturing processes to smaller geometries. If we do not achieve planned yields, our product costs would increase, and product availability would decrease.

In addition, limitations inherent in new process technologies may affect the design, performance and functionality of our baseband semiconductors. For example, semiconductors designed with some of the current process technologies at more advanced geometries may experience power leakage, which increases power consumption and reduces battery life. As we develop baseband semiconductors on more advanced process geometries, we may not continue to fully integrate power management on a single semiconductor. The production of our baseband semiconductors using more advanced process geometries could be delayed, which could adversely affect our business and operating results.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a single supplier and it is difficult for us to redesign our products to incorporate other components, materials or software. For example, we have incorporated digital signal processing cores licensed from CEVA Technologies Inc., or CEVA, RISC processor cores licensed from ARM Ltd., or ARM, 3G protocol stack software that we co-developed with Sasken Communication Technologies Limited, or Sasken, and 3G protocol stack software that we licensed from Chongqing Chongyou Xinke, or Chongyou. Loss or termination of the licenses for the cores or protocol stack software would have a material adverse impact on the manufacture of our products, and modifying our products for new cores or software will take a significant commitment of engineering time and resources and we may not be successful in doing so. If any vendor terminates our license to use the cores or software, or is unable to deliver components or materials used in our products, in accordance with our requirements, we may not be able to find alternative sources on favorable terms and in a timely manner, or at all. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In particular, our engineers and other technical personnel are critical to our future technological and product innovations. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Any of these employees could leave our company with little or no prior notice and would be free to work for a competitor. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. We do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacement for key personnel. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is very limited. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

We may not be able to manage effectively our expanding operations.

Our employees increased from 316 as of December 31, 2004 to 727 as of May 31, 2007. We expect to expand our engineering team significantly in the near future. In addition, as we become subject to the reporting obligations under the United States securities laws, we expect to hire additional accounting personnel. Furthermore, as we pursue relationships with leading international brand manufacturers and maintain and expand our relationships with our existing customers, suppliers and other third parties, we expect to expand our sales and customer support organization. In addition, to accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our record keeping and our accounting, contract tracking, order processing, sales tracking, customer support and other internal management systems. All of these measures will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to implement these measures successfully or effectively manage our growth. Any failure to do so may adversely and materially affect our business.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products if these claims are successful.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and emerging 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. For example, we recently received a letter from Siemens AG, or Siemens, notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights.

Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop non-infringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. Any intellectual property litigation or successful claim could have a material adverse effect on our business, operating results or financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of May 31, 2007, we owned 8 patents and had 189 pending patent applications in China, we owned 8 patents and had 33 pending patent applications in the United States and we had 4 pending patent applications in Europe. We acquired co-ownership of 17 patents and 14 pending patent applications in China. In addition, we are in the process of registering with the State Intellectual Property Office of the PRC the transfer of ownership of 14 patents and 4 pending patent applications, which we acquired from a third party. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. In addition, others independently may develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. A large number of third parties hold patents or have patent applications pending that relate to core technologies used in wireless communication standards, including CDMA, FDMA, OFDM, TDMA and emerging 3G standards. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights.

Our participation in standards setting organizations and industry alliances may also require us to license some of our patents to our competitors and other third parties on a royalty-free basis or otherwise on fair, reasonable and nondiscriminatory terms. We may be unable to limit to whom we license some of our technologies, and may be unable to restrict many terms of the license. In addition, our control over the application and quality of our technologies that are included in patent pools or otherwise necessary for implementing industry standards may be limited.

Our intellectual property indemnification practices may adversely impact our business.

We have agreed to indemnify some customers and parties from whom we license intellectual property for costs and damages of intellectual property infringement in some circumstances. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims by our customers, we may also have to defend related third-party infringement claims made directly against us. Our semiconductors and turnkey solutions are designed for use in wireless handsets and other types of wireless devices used by potentially millions of consumers, which could subject us to considerable exposure should an infringement claim occur. We cannot assure you that such claims will not be pursued.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential write-offs of acquired assets; and

•	potential expenses related to the amortization of intangible assets.

Our failure to address these risks may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, our shareholders may experience dilution. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

We do not have product liability, business disruption or other business insurance coverage.

We do not have product liability, business disruption or other business insurance coverage for our operations in China or in the United States. The insurance industry in China is still at an early stage of development and insurance companies in China currently offer limited business insurance products. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any business disruption, product liability or warranty claim, litigation or natural disaster may result in our incurring substantial costs and diversion of resources.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our directors, executive officers, principal shareholders and their affiliated entities will own approximately 42.6% of our outstanding ordinary shares (assuming no exercise of the over-allotment option). These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. For more information regarding the influence of our principal shareholders and their affiliated entities, see “Principal and Selling Shareholders.”

Risks Related to Our Industry

Changes in industry standards, technology, customer requirements and government regulation could limit our ability to sell our products.

The wireless handset market is characterized by changing end-user preferences and demand for new and advanced functions and applications on wireless handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. This requires us to continuously develop new products and enhance our existing products to keep pace with evolving industry standards and rapidly changing customer requirements. In order to encourage widespread market adoption of 2G, 2.5G and 3G technologies, efforts have been made to develop industry standards, and we have designed our products to comply with these standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete or negate the cost advantages we believe we have in our products.

To date, substantially all of our revenue has been derived from the sale of products that support 2G and 2.5G wireless standards such as GSM and GPRS. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. We have begun to offer baseband semiconductors that support TD-SCDMA, an international 3G standard promoted by the PRC government, and are focusing a significant portion of our product design and sales and marketing efforts on products that comply with such standard. We also are devoting significant resources to the development of solutions that will support certain 2.5G wireless standards, including EDGE, and 3G wireless standards, including WCDMA/UMTS. If the wireless standards for which we are developing products are not widely adopted by the market, we may not be able to sell these 2.5G and 3G solutions and our revenue could decline. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a product historically declines significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for our mature products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins. Moreover, semiconductors have short product life cycles. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and testing capacity.

Actual or perceived health risks associated with the use of wireless handsets, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of wireless handsets.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations, the two-way radio installations that are used to communicate with wireless handsets, and from the use of wireless handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by governmental agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless handset industry participants have become the targets of lawsuits alleging various health consequences as a result of wireless handset usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates these alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not reduce wireless handset usage or cause us to allocate monetary and personnel resources to keep track of and manage these issues.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in tax laws could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate amounts of the subsidies we received were $199,000, $1.6 million, $1.3 million and nil in 2004, 2005, 2006 and for the three months ended March 31, 2007, respectively. For the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and March 31, 2007, $206,000, $1.2 million, $950,000, $209,000 and $255,000 were recorded as offsets to research and development expenses incurred, respectively. There can be no assurances that we will receive any subsidies in the future. Additionally, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, as a PRC integrated circuit design enterprise, is exempt from enterprise income tax for two years from the year in which it first has positive accumulated earnings, or 2008, whichever is earlier, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. Thereafter, Spreadtrum Shanghai may continue to receive certain preferential enterprise income tax treatment if it qualifies as a high-technology company especially supported by the PRC government. Moreover, Spreadtrum Trading, as a foreign-invested enterprise, or FIE, incorporated in the Shanghai Waigaoqiao Free Trade Zone, enjoys a preferential enterprise income tax of 15%. Beijing Spreadtrum is also subject to PRC income tax at a preferential tax rate of 15% as it is a high-technology company incorporated in the Zhongguancun Hi-Tech Park, and is entitled to exemption from income tax for the first three years from its incorporation date and a 50% tax rate reduction for the succeeding three years, subject to the approval of the tax authority. However, the PRC government authorities could reduce or eliminate these incentives at any time in the future.

Since China joined the World Trade Organization, or WTO, in November 2001, this preferential tax treatment has been criticized as not being WTO-compliant. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there can be no assurances that Spreadtrum Shanghai and Beijing Spreadtrum will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. It is also uncertain whether and how the tax rate of Spreadtrum Trading will change after the new tax law takes effect. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified. In addition, under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis. Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situations a non-PRC enterprise’s “de facto management body” is located in the PRC. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries. In addition, although the new tax law provides that dividend income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the new tax law. If we are required under the new tax law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay to our shareholders and ADS holders.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the new tax law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily those located in the PRC. If we declare dividends from such income, it is not clear whether such dividends will be deemed to be derived from sources within the PRC under the new tax law and be subject to the 20% income tax. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

We are a holding company incorporated in the Cayman Islands and we conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among subsidiaries in China. Further, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because a large portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE recently promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Regulation—SAFE Regulations on Mergers and Acquisitions and Employee Stock Options.”

Several of our PRC employees have exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether PRC employees can exercise their stock options granted by overseas private companies, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. Therefore, we cannot predict how such exercises will affect our business or operations. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may affect our results of operations and financial condition.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Jun He Law Offices, that CSRC approval may not be applicable to us in the context of this offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. However, as it is uncertain how the New M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 6.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 30, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us, or other third parties outside of China, which license or transfer would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into licenses with us and other third parties outside of China for certain technologies, which licenses would constitute the import of technology under PRC laws. Spreadtrum Shanghai has not obtained the approval of, or completed the applicable registration with, the relevant PRC governmental authorities for its import and export of these technologies.

Spreadtrum Shanghai is in the process of applying for approval of, or completing a make-up registration with, the relevant PRC governmental authorities for such import and export of technologies. However, there can be no assurances that Spreadtrum Shanghai will successfully obtain such approval or complete such registration. If Spreadtrum Shanghai is found to be, or has been, in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Even if Spreadtrum Shanghai successfully obtains such approval or completes such registration, if the PRC government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and result of operations.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. In the past, we delayed withholding and paying certain amounts of individual income tax for certain of our expatriate employees with respect to their salaries. We have paid such amounts. Although the relevant tax authority has verbally advised us that it will not impose any sanctions on us for the delay in withholding and paying individual income tax, we cannot assure you that the tax authority will not act otherwise, we will not be subject to sanctions imposed on us by the tax authority or other governmental authorities or we will not be subject to other penalties.

In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has verbally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the closing of this offering. Thus, we have not withheld and paid the individual income tax for the option exercises. However, we cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions on us.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and SARS.

There have been recent reports of outbreaks of avian flu in certain regions of Asia, Europe, the Middle East and Africa. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia (mainly the PRC), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wireless communications industry;

•	changes in the economic performance or market valuations of other companies in the wireless communications industry;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our ADSs or trading volume to decline.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 124,328,561 ordinary shares outstanding, including 26,301,000 ordinary shares represented by 8,767,000 ADSs (calculated based on 100,328,561 ordinary shares outstanding as of May 31, 2007 assuming the automatic conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon closing of this offering, but excluding 2,143,040 ordinary shares that were issued upon exercise of options by certain of our option holders between May 31, 2007 and the date of this prospectus). All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares upon the expiration of the 180-day lock-up period will have rights, under certain conditions, to cause us to register under the Securities Act the sale of their ordinary shares. Registration of these shares under the Securities Act will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these registered shares in the public market could cause the price of our ADSs to decline. See “Related Party Transactions—Registration Rights.”

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of $8.61 per ADS, representing the difference between our net tangible book value per ADS as of March 31, 2007, after giving effect to this offering and assuming that the initial public offering price is $12.00 per ADS (which is the mid-point of the estimated public offering price range).

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will provide you with a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy given, substantial opposition exists, or such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares” for more detailed information.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Spreadtrum Shanghai. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these directors and officers in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in effecting service of process and bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have no specific business plan for the net proceeds from this offering. Our management will therefore have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

We have had significant deficiencies in our internal controls over financial reporting in the past and cannot assure you that additional deficiencies or material weaknesses will not be identified in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2008.

Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In conjunction with our independent registered public accounting firm’s audit of our consolidated financial statements as of and for the years ended December 31, 2005 and 2006, our independent registered public accounting firm identified significant deficiencies and control deficiencies involving our internal control over financial reporting. The identified significant deficiencies relate to lack of a dedicated in-house tax specialist to address tax planning and compliance, inadequate review of real estate contracts and lack of systematic mechanisms to track the status of government subsidized projects. Material weaknesses may be identified during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. During the course of the evaluation, documentation and attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with Section 404. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We intend to adopt an amended and restated articles of association that will become effective immediately upon the closing of this offering. We expect that our new articles of association will contain provisions that could limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We currently intend to include the following provisions in our new articles that may have the effect of delaying or preventing a change of control of our company:

•

Our board of directors has the authority, without approval by the shareholders, to issue up to a total of 15,000,000 preference shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preference shares, which may be greater than the preferences, powers and other rights of the shares being offered pursuant to this prospectus.

•

Our board of directors has the right to elect directors to fill a vacancy created by the increase of the board of directors or the resignation, death or removal of a director, which prevents shareholders from having the sole right to fill vacancies on our board of directors.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will need to augment our support infrastructure because our information and control systems must enable us to prepare accurate and timely financial information and other required disclosure. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq Global Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and make some of our corporate activities more time-consuming and costly. Also, we will incur additional costs associated with satisfying our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. Holders.

Based on the assumed initial public offering price of our ADSs in this offering and the expected price of the ADSs following the offering, and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our products, in particular baseband semiconductors that support TD-SCDMA;

•	timing of the expected issuance of commercial 3G licenses by the PRC government and commercial deployment of 3G networks by mobile operators in China;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to retain our senior management and key personnel;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the ADSs that we are offering will be approximately $85.5 million, assuming an initial public offering price of $12.00 per ADS, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering proceeds payable by us, a $1.00 increase (decrease) in the assumed initial offering price of $12.00 per ADS would increase (decrease) the net proceeds to us by approximately $7.4 million. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The principal reasons for this offering are to create a public market for our ordinary shares for the benefit of all shareholders, to raise capital, to retain talented employees by providing them with equity incentives in a public company, and to promote our corporate brand and image. We intend to use the net proceeds received by us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, generally government securities and cash. These investments may have a material adverse effect on the United States federal income tax consequences of your investment in our ADSs. The consequences are described in more detail in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

DIVIDEND POLICY

Since our inception, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our subsidiaries in China, which must comply with PRC laws and regulations and the respective articles of association of such subsidiaries in declaring and paying dividends to us. Under applicable requirements of PRC law, our subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to statutory common reserve funds; and

•	allocation to staff and workers’ bonus and welfare funds.

More specifically, these subsidiaries may pay dividends only after at least 10% of their net profit has been set aside as reserve funds and a discretionary percentage of their net profit has been set aside for staff and workers’ bonus and welfare funds. These PRC subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•

on an as adjusted basis to reflect (i) the automatic conversion of all our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering and (ii) the issuance and sale of 24,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from such issuance and sale in this offering, each based on an assumed initial public offering price of $12.00 per ADS (which is the mid-point of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited)
	(in thousands)
Long-term loan, non-current portion(1)	$3,232	$3,232
Shareholders’ equity:
Series A convertible preference shares, $0.0001 par value: 14,635,005 shares authorized, issued and outstanding, actual	6,493	—
Series B convertible preference shares, $0.0001 par value: 26,134,961 shares authorized, issued and outstanding, actual	19,375	—
Series C convertible preference shares, $0.0001 par value: 34,852,006 shares authorized, issued and outstanding, actual	35,065	—
Series D convertible preference shares, $0.0001 par value: 7,101,749 shares authorized, issued and outstanding, actual	19,268	—
Ordinary shares, $0.0001 par value: 131,318,782 shares authorized, 17,174,843 shares issued and outstanding, actual	2	12
Additional paid-in capital(2)	5,447	171,100
Accumulated other comprehensive loss	(208)	(208)
Accumulated deficit	(23,235)	(23,235)

Total shareholders’ equity	$62,207	$147,669

Total capitalization(3)	$65,439	$150,901

(1)	Long-term loan, non-current portion of approximately $646,000 is collateralized by certain equipment.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial offering price of $12.00 per ADS would increase (decrease) the net proceeds to us by approximately $7.4 million. We will not receive any proceeds from the sale of ADSs by the selling shareholders. The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	Total capitalization equals long-term loan, non-current portion and total shareholders’ equity. Total capitalization excludes short-term loan and current portion of long-term loan because the above capitalization table is intended to show the amounts and types of long-term financing being used by us.

The table above excludes the following shares:

•	30,067,489 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $1.52 per share; and

•	676,665 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2007, at an exercise price of $0.20 per share.

See “Management—Equity Compensation Plans,” and Note 13 of “Notes to Consolidated Financial Statements” for a description of our equity plans.

DILUTION

Our net tangible book value as of March 31, 2007 was approximately $3.18 per ordinary share and $9.55 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Our pro forma net tangible book value as of March 31, 2007 was $0.55 per outstanding ordinary share on that date and $1.64 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after March 31, 2007, other than to give effect to (i) the conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering, (ii) our sale of 8,000,000 ADSs offered in this offering, at an assumed initial public offering price of $12.00 per ADS (which is the midpoint of the estimated public offering price range) and (iii) the estimated net proceeds of $85.5 million after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2007 would have been $1.13 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $3.39 per ADS. This represents an immediate increase in net tangible book value of $0.58 per ordinary share, or $1.75 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $2.87 per ordinary share, or $8.61 per ADS, to investors of ADSs in this offering. The following table illustrates the dilution on a per ordinary share basis and per ADS basis assuming all ADSs are exchanged for ordinary shares:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	$4.00	$12.00
Net tangible book value as of March 31, 2007	$3.18	$9.55
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preference shares	$0.55	$1.64

Pro forma net tangible book value as adjusted to give effect to the automatic conversion of all of our outstanding preference shares and this offering as of March 31, 2007	$1.13	$3.39

Amount of dilution in net tangible book value to new investors in this offering	$2.87	$8.61

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per ADS would increase (decrease) our net tangible book value after giving effect to this offering by approximately $7.4 million. Consequently, the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would increase (decrease) by $0.06 per ordinary share, or $0.18 per ADS. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2007, the differences between the shareholders as of such date and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $12.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent

Existing shareholders	99,898,564	80.6%	$81,228,630	45.8%	$0.81	$2.44

New shareholders	24,000,000	19.4%	96,000,000	54.2%	$4.00	$12.00

Total	123,898,564	100.0%	$177,228,630	100.0%

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and before deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per ADS would increase (decrease) total consideration paid by new investors to $8.0 million, total consideration paid by all shareholders to approximately $185.2 million and the average price per ordinary share and per ADS paid by all shareholders to $1.50 and $4.49, respectively.

The discussion and tables above also assume no exercise of any outstanding options or warrants. As of March 31, 2007, there were 30,067,489 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.52 per share, and 676,665 ordinary shares issuable upon exercise of outstanding warrants at an exercise price of $0.20 per share. If all these options and warrants had been exercised on March 31, 2007, after giving effect to the conversion of our preference shares and this offering, after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value would have been approximately $1.20 per ordinary share and $3.61 per ADS and the dilution in net tangible book value to new investors would have been $2.80 per ordinary share, or $8.39 per ADS. In addition, our existing shareholders would hold 130,642,718 ordinary shares purchased from us, which would represent 84.5% of the ordinary shares purchased from us, for a total consideration paid of $127.1 million, and the average price per ordinary share paid would be $0.97. Our new shareholders would hold 24,000,000 shares purchased from us, which would represent 15.5% of the ordinary shares purchased from us.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The following selected consolidated statements of operations data for the three years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd. and were prepared in accordance with U.S. GAAP. The summary consolidated statement of operations data for the three months ended March 31, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the three months ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007.

Our selected consolidated statements of operations data for the two years ended December 31, 2002 and 2003 and our selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements, which are not included in this prospectus.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands except share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Revenue	$ —	$ 2,444	$ 12,935	$ 38,269	$107,075	$19,691	$26,167
Cost of revenue(1)	—	2,172	10,025	29,632	63,476	13,505	14,954
Gross profit	—	272	2,910	8,637	43,599	6,186	11,213
Operating expenses(1):
Research and development	4,841	7,483	10,171	14,353	18,521	3,649	5,996
Selling, general and administrative	1,002	1,625	4,257	7,021	11,254	2,150	3,920
Income (loss) from operations	(5,843)	(8,836)	(11,518)	(12,737)	13,824	387	1,297
Other income, net	89	188	242	590	1,617	311	764
Income tax expense (benefit)	5	—	92	(468)	1,055	49	29
Net income (loss)	$(5,759)	$(8,648)	$(11,368)	$(11,679)	$ 14,386	$ 649	$ 2,032
Earnings (loss) per ordinary share:
Basic	$ (0.40)	$ (0.61)	$ (0.87)	$ (0.86)	$ 0.96	$ 0.05	$ 0.12
Diluted	$ (0.40)	$ (0.61)	$ (0.87)	$ (0.86)	$ 0.14	$ 0.01	$ 0.02
Earnings (loss) per ADS:
Basic	$ (1.20)	$ (1.83)	$ (2.62)	$ (2.59)	$ 2.87	$ 0.14	$ 0.36
Diluted	$ (1.20)	$ (1.83)	$ (2.62)	$ (2.59)	$ 0.42	$ 0.02	$ 0.05
Weighted average number of ordinary shares used in earnings (loss) per share calculations:
Basic	14,242,027	14,204,011	13,036,959	13,523,034	15,015,724	14,375,098	16,978,784
Diluted	14,242,027	14,204,011	13,036,959	13,523,034	102,027,673	96,421,317	114,469,468

Note:	(1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Cost of revenue	$—	$—	$4	$6	$131	$4	$49
Research and development	—	—	282	335	1,150	121	457
Selling, general and administrative	—	2	143	210	942	68	711

	As of and for the Year Ended December 31,					As of and for the Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands except employee data)
Other Data:
Baseband semiconductor revenue	$—	$—	$80	$4,082	$54,938	$4,849	$20,589
Turnkey solutions revenue	—	2,444	12,855	34,187	52,137	14,842	5,578

Units of baseband semiconductors shipped	—	—	5	549	8,801	722	3,735

Employees	93	172	316	416	576	419	637

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,889	$7,920	$30,636	$37,755	$47,254	$44,801
Total current assets	12,964	9,720	38,377	48,923	74,839	66,649
Total assets	14,776	12,630	41,833	64,040	104,102	98,702
Total current liabilities	1,718	2,462	6,588	38,346	41,301	33,246
Total liabilities	1,734	2,529	7,919	41,018	45,160	36,495
Convertible preference shares	20,414	26,089	61,267	61,267	80,201	80,201
Total shareholders’ equity	13,042	10,101	33,914	23,022	58,942	62,207

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a fabless semiconductor company that designs, develops and markets baseband processor solutions for the wireless communications market. Our baseband processor solutions include several series of baseband semiconductors to meet the demands of various market segments. Our SC6600 and SC6800 series of baseband semiconductors are designed for wireless handsets and other devices that support GSM/GPRS. Our SC8800 series of baseband semiconductors are designed for wireless handsets that support TD-SCDMA/GSM/GPRS. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules and SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory chips, and bundled solutions, which are reference designs we develop based on our customers’ specifications that integrate critical components, such as our baseband semiconductors, software and third-party components.

We were incorporated in the Cayman Islands in April 2001. Until the second quarter of 2003, we were primarily engaged in developing our technology, establishing our management team and successfully commercializing our first generation of baseband semiconductor products. We began to generate revenue in the second quarter of 2003 with our first shipment of SM5100 series modules, which are GSM/GPRS turnkey solutions that incorporate our SC6600 series of baseband semiconductors. In the fourth quarter of 2004, we expanded our turnkey solutions offerings to include our SP7000 series handset boards, in which our baseband semiconductors and other third-party wireless handset components were installed on a board, to attract customers with less developed in-house capabilities. Beginning with our SC6600 series of baseband semiconductors, we began to ship standalone baseband semiconductors in volume in the third quarter of 2005. We commercially released our SC8800 series of baseband semiconductors in October 2005 and our SC6800 series of baseband semiconductors in October 2006. Our baseband semiconductors typically generate higher margins than our turnkey solutions. Our baseband semiconductor sales have experienced higher growth rates compared to the growth rate of our turnkey solutions sales, a trend which we expect will continue in the future. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our SP7000 series handset boards in 2006, and we intend to phase out our SM5100 series modules within the next 12 months. We expect turnkey solutions to represent a smaller percentage of our revenue in 2007 as we focus on higher margin baseband semiconductors. We expect that sales of our baseband semiconductors in the future will offset any decline in revenue from turnkey solutions.

Our revenue has grown rapidly since we began to ship products in 2003. Our revenue increased from $2.4 million in 2003 to $12.9 million in 2004, $38.3 million in 2005 and $107.1 million in 2006. Our revenue increased from $19.7 million for the three months ended March 31, 2006 to $26.2 million for the same period in 2007. Our rapid increases in revenue were primarily due to significant increases in unit sales volume as we gained market acceptance and recognition, broadened our product offerings and expanded our customer base.

Our gross profit increased from $272,000 in 2003 to $2.9 million in 2004, $8.6 million in 2005 and $43.6 million in 2006. From 2005 to 2006, our gross margins increased from 22.6% to 40.7%. For the three months ended March 31, 2007, our gross profit was $11.2 million, or 42.9% of revenue, as compared to $6.2 million, or 31.4% of revenue, for the same period in 2006. The increase in gross margins was primarily due to the following factors:

•	improvements in our overall product mix, with increased sales of higher margin products such as our baseband semiconductors;

•	introduction of the SC6600M baseband semiconductor, which carried a higher average selling price due to its additional features and functionality;

•

enhanced features and functionality within the existing SC6600 series of baseband semiconductors, which has extended the product life cycle of the series and mitigated against declining average selling prices;

•	improvements in our turnkey solutions product mix, with increased sales of relatively higher margin SM5100 series modules; and

•	lower unit costs resulting from design efficiencies and more favorable pricing terms from our primary foundry and assembly and testing service provider.

As a fabless semiconductor company, we do not own or operate wafer fabrication or assembly and testing facilities. Instead, we develop our proprietary semiconductor designs and provide them to third-party foundries to produce silicon wafers for our baseband semiconductors. TSMC, the world’s largest foundry and our primary foundry service provider since our inception, currently produces silicon wafers for substantially all of our baseband semiconductors. We have also outsourced all of our baseband semiconductor assembly and testing requirements to ASE. By utilizing a third-party foundry to produce silicon wafers for our baseband semiconductors and outsourcing our assembly and testing requirements, we are able to focus our resources on product design and software development while avoiding the high cost and capital expenditures associated with operating advanced semiconductor fabrication, assembly and testing facilities. In addition, we have been able to negotiate favorable pricing terms and capacity for our baseband semiconductors due to our long-term relationships with our primary foundry and assembly and testing service provider. By relying upon TSMC for substantially all of our wafer fabrication needs, we face risks associated with TSMC such as lack of manufacturing capacity, limited control of delivery schedules, quality assurance, production costs and manufacturing yields. We cannot assure you that our business will not be affected by any of these risks. By relying upon ASE for our assembly and testing requirements, we face risks associated with ASE such as capacity constraints, production costs, financial difficulties experienced by ASE or any damage to ASE’s facilities. We cannot assure you that our business will not be affected by any of these risks. See “Risk Factors—Risks Related to Our Business—We mainly depend on an independent foundry to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships,” “—The loss of the services of our independent assembly and testing service provider could significantly disrupt our shipments, harm our customer relationships and reduce our sales” and “—Our primary foundry and assembly and testing service provider maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.”

We expect that our operating expenses will generally increase over time as our business grows. Our research and development expenses are expected to increase as we continue to develop new baseband and other semiconductor products and increase our headcount. Our sales and marketing expenses are expected to increase as we further expand our sales and marketing network in China to grow our market share among domestic China brand manufacturers, IDHs and ODMs, commence efforts to sell to international brand manufacturers, and engage in additional customer service, field application engineering, marketing and promotional activities. Our general and administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business as well as the higher costs of operating as a publicly-traded company. However, we anticipate that, in general, our revenue will continue to grow at a faster rate than our operating expenses and, as a result, our operating expenses as a percentage of revenue may decrease over time. Our ability to reduce costs while effectively mitigating the impact of declining average selling prices through the introduction of new products will be critical to our long-term profitability.

We incurred a net loss of $8.6 million in 2003, $11.4 million in 2004 and $11.7 million in 2005. We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million and $2.0 million in 2006 and for the three months ended March 31, 2007, respectively.

We operate and manage our business as a single segment. We do not report our results of operations on a geographical or other basis, and we do not allocate operating expenses among our products.

Revenue

The following table sets forth our revenue derived from baseband semiconductors and from turnkey solutions, in amounts and as percentages of total revenue for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2004		2005		2006		2006		2007
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
							(Unaudited)
	(in thousands, except percentages)
Revenue:
Baseband semiconductors	$80	0.6%	$4,082	10.7%	$54,938	51.3%	$4,849	24.6%	$20,589	78.7%
Turnkey solutions	12,855	99.4%	34,187	89.3%	52,137	48.7%	14,842	75.4%	5,578	21.3%

Total	$12,935	100.0%	$38,269	100.0%	$107,075	100.0%	$19,691	100.0%	$26,167	100.0%

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. Our shipments of baseband semiconductors increased from approximately 5,000 units in 2004 to approximately 549,000 units in 2005 and approximately 8.8 million units in 2006. We expect this growth to continue, but not at the same pace, as we continue to expand our baseband semiconductor offerings. Our turnkey solutions revenue historically has included revenue from sales of our SP7000 series handset boards, our SM5100 series modules and bundled solutions that include third-party components, software and engineering services as well as royalties. We phased out our SP7000 series handset board business by the end of 2006 and expect to phase out our SM5100 series modules over the next twelve months. We do not intend to offer handset boards and modules after their phase-out, but will continue to offer bundled solutions to meet our customers’ demands as necessary. Our bundled solutions accounted for 9.1% of our total revenue in 2006.

The semiconductor market has historically experienced rapid declines in the average selling prices of particular products over the course of their respective product and technology life cycles. We believe the impact of this trend on our business can be mitigated by continuing to rapidly design, develop and sell new generations of products with additional functionalities to replace older generation products.

We currently sell our products directly to brand manufacturers, IDHs and ODMs, who integrate our products into their wireless products. Our customers are primarily located in China. In the future, we expect to sell a small percentage of our products through distributors, and we intend to sell an increasing percentage of our products to markets outside of China.

Our top five customers in 2004, 2005, 2006 and the three months ended March 31, 2007 collectively accounted for 66.1%, 52.2%, 40.4% and 54.7%, respectively, of our revenue. For 2006, one customer accounted for 14.5% of our revenue, and no other single customer accounted for more than 10.0% of our revenue. For 2005, three customers each accounted for more than 10.0% of our revenue: 14.3%, 12.7% and 11.9%, respectively. For 2004, two customers each accounted for more than 10.0% of our revenue: 20.8% and 18.5%, respectively. No single customer accounted for more than 10.0% of our revenue in more than one of the foregoing periods. As we expand our business, we expect our overall customer composition as well as the identity and concentration of our top customers to change from period to period. See “Risk Factors—Risks Related to Our Business—Our operating results may not meet market expectations due to reduced sales, delay or loss of significant customer orders, or any delay in customer payments.”

We collect payments from a large number of our customers shortly before delivering our products. However, we also accept payment through letters of credit, generally with terms of 30 to 60 days, or bank drafts to attract and retain large customers, a trend that we expect to continue.

Cost of Revenue

Our cost of revenue primarily consists of costs associated with the outsourcing of the manufacturing of our products, including the fabrication, assembly and testing of our semiconductors, the production of our turnkey solutions, the in-bound shipment of our products, the salary and other related compensation costs attributable to operations and procurement, personnel, warranties, royalty payments and the procurement of third-party components and other materials that are bundled into our products. Our relationships with third-party foundry and assembly and testing companies do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs related to wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market and available capacity. Our cost of revenue also includes share-based compensation expense.

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general and administrative expenses, each of which includes share-based compensation expense.

Research and Development Expenses.    Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate amounts of the subsidies we received were $199,000, $1.6 million, $1.3 million and nil in 2004, 2005, 2006 and for the three months ended March 31, 2007, respectively. For the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and March 31, 2007, $206,000, $1.2 million, $950,000, $209,000 and $255,000 were recorded as offsets to research and development expenses incurred, respectively. As of March 31, 2007, we had total unused subsidies of $502,000, which we anticipate will be applied to offset future research and development expenses. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

Selling, General and Administrative Expenses.    Selling expenses consist primarily of salaries, bonuses and benefits for sales and marketing, field application engineering and customer support personnel, travel and other expenses related to sales and marketing activities, product promotion sample costs, expenses related to public relations activities, such as attendance at conferences and media relations events, and share-based compensation expense. We expect that our total selling expenses will increase as we hire additional sales and marketing personnel, expand our sales and marketing network in China and globally, and engage in additional marketing and promotional activities. However, we expect that such expenses will decrease as a percentage of revenue. General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, travel, lease and other expenses for general administrative functions, share-based compensation expense as well as costs for outside professional services, including legal, tax and accounting services. We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company upon completion of this offering. However, we expect that such expenses will decrease as a percentage of revenue.

Share-based Compensation Expense.    We typically grant options at exercise prices equal to or less than the assessed fair market values of the ordinary shares underlying the options. Prior to 2006, we accounted for share-based compensation for employee options using the intrinsic value method by recording a compensation charge equal to the excess of the fair market value of the underlying ordinary shares at the grant date over the exercise price of the option. Accordingly, no compensation was recorded for employee options granted with exercise prices higher than or equal to the fair value of the underlying ordinary shares at the date of grant.

In December 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 123 (revised 2004), also known as SFAS No. 123(R), “Share-Based Payments,” which is effective for fiscal years beginning after December 15, 2005. SFAS No. 123(R) requires that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award instead of using the intrinsic value method. As a result, in 2006, we began to account for share-based compensation for employee options by recording a share-based compensation expense based on the estimated fair value of the options on the date of grant using the Black-Scholes option pricing model.

In accordance with the provisions of SFAS No. 123(R) and EITF Issue No. 96-18, we record share-based compensation expense for options issued to non-employees based on the fair value of the options as estimated on the date of grant using the Black-Scholes option pricing model. For both our employees and non-employees, we amortize share-based compensation expense over the corresponding vesting periods, which are typically four years.

We recorded share-based compensation expense of $429,000, $551,000 and $2.2 million in 2004, 2005 and 2006, respectively. Our share-based compensation expense is included in our operating expenses as well as cost of revenue. As of December 31, 2006, we had $9.9 million of unamortized deferred share-based compensation expense.

Taxation

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC Tax

Permanent Establishment Exposure in the PRC.    Due to the fact that sales, general and administrative activities related to income recorded by our Cayman Islands company are conducted in the PRC, our Cayman Islands company is deemed to have a permanent establishment in the PRC. As a result, income recorded by our Cayman Islands company currently is subject to an enterprise income tax rate of 33%, as discussed below.

Enterprise Income Tax.    PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules, FIEs incorporated in the PRC are generally subject to an enterprise income tax rate of 33%. PRC domestic companies are governed by the “Enterprise Income Tax Tentative Regulations” and are also generally subject to an enterprise income tax rate of 33%. The Foreign Enterprise Income Tax Law and the related implementing rules provide certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in specified high-tech zones in the PRC. In accordance with the “Regulations of Shanghai Waigaoqiao Free Trade Zone” issued by the Standing Committee of Shanghai People’s Congress, a company incorporated in the Shanghai Waigaoqiao Free Trade Zone is subject to the deferment of any tariff and import tax for products and goods transferred out of the PRC from the Shanghai Waigaoqiao Free Trade Zone. Also, such a company currently is subject to an enterprise income tax rate of 15%. Additionally, on June 24, 2000, the General Office of the State Council of the PRC promulgated the “Several Policies to Encourage the Development of the Software and Integrated Circuit Industry,” or the IC Policies. The IC Policies set forth, among other things, certain preferential tax treatments for integrated circuit design enterprises, or ICDEs.

Spreadtrum Shanghai, an FIE registered and operating in a high-technology zone of Shanghai Zhangjiang Hi-Tech Park, has been qualified as a high-technology company and accredited as an ICDE. As a result, Spreadtrum Shanghai is entitled to a preferential enterprise income tax rate of 15%. In addition, Spreadtrum Shanghai is entitled to a five-year tax holiday, pursuant to which Spreadtrum Shanghai is exempted from paying the enterprise income tax for two years starting from the year in which it first has positive accumulated earnings, or 2008, whichever is earlier. After the two-year exemption period, Spreadtrum Shanghai will be entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years. After the expiration of the tax holiday, a preferential enterprise income tax rate of 15% may apply for so long as Spreadtrum Shanghai continues to operate in a high-technology zone and maintains high-technology status.

To qualify as a high-technology company for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the technology researched and developed by the company falling into the high-technology category promulgated by the PRC government;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

To qualify as an ICDE for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the main business being that of integrated circuit design;

•	possessing necessary operation sites, facilities and personnel for integrated circuit design business;

•	possessing the capacity to maintain product quality; and

•	a minimum level of revenue generated from integrated circuit design as a percentage of total revenue.

Spreadtrum Shanghai’s status as a high-technology company is re-assessed every other year and its status as an ICDE is subject to an annual examination. If the PRC central government or applicable local governments determine that Spreadtrum Shanghai is not a high-technology company or an ICDE or if the tax incentive for high-technology companies or ICDEs is terminated by the PRC government, then our effective enterprise income tax rate would increase as a result. See “Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in the tax laws could have a material adverse effect on our results of operations.”

Beijing Spreadtrum, a PRC limited liability company and a high-technology company incorporated in the Zhongguancun Hi-Tech Park, is subject to PRC income tax at a preferential rate of 15%, and is entitled to exemption from income tax for the first three years from its incorporation date and a 50% tax rate reduction for the succeeding three years, subject to the approval of the tax authority.

Spreadtrum Trading, as an FIE incorporated in the Shanghai Waigaoqiao Free Trade Zone, may defer any tariff and import tax for products and goods transferred between the Shanghai Waigaoqiao Free Trade Zone and outside the PRC. In addition, subject to examination and approval of relevant evidence or documents by competent tax authorities, Spreadtrum Trading is entitled to refunds, at a certain percentage as promulgated by the PRC government, of the value-added tax paid by it for the goods and products that it purchases from Chinese domestic non-bonded areas and then sells outside the PRC, so long as (i) such goods and products fall into the VAT-refund goods categories as promulgated by the PRC government, and (ii) Spreadtrum Trading maintains the qualification as a Foreign Trade Operator. Moreover, Spreadtrum Trading currently enjoys a preferential enterprise income tax rate of 15%.

If Spreadtrum Shanghai, Beijing Spreadtrum or Spreadtrum Trading ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by Spreadtrum Shanghai, Spreadtrum Trading and Beijing Spreadtrum in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, Spreadtrum Shanghai, Spreadtrum Trading and Beijing Spreadtrum, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the State, whether FIEs or domestic companies. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

Value-added Tax.    Value-added tax is imposed on sales or imports of goods and on the provision of processing, repair or replacement labor services. A 17% value-added tax applies to integrated circuit products sold to PRC domestic customers.

Business Tax.    Revenue generated from services provided by Spreadtrum Shanghai, Spreadtrum Trading and Beijing Spreadtrum, including from technical, consulting and other services and royalties, are subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. The Company has been successful in obtaining refunds for services revenue in the past.

Land-Use Tax.    Under the newly revised PRC Land Use Tax Tentative Regulations, beginning January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis.

Individual Income Tax.    Under the PRC regulations, any foreign individual who has worked over 183 days in the PRC in any given calendar year is required to pay individual income tax on their income. It is our responsibility to pay, on behalf of our expatriate employees, their individual income tax to the local tax authority. We account for the individual income tax as part of employee compensation with the corresponding liability properly recorded in our books. As of December 31, 2006, we had recorded an accrued liability of $3.2 million for such individual income tax, which we subsequently paid off in June 2007.

United States Tax

Spreadtrum California is subject to United States federal and state income taxes, which are approximately at the rates of 34.0% and 8.84%, respectively. The state income tax is deductible for United States federal income tax purposes and the combined United States federal and state income tax rate is approximately 40%.

Variable Interest Entity

Beijing Spreadtrum is wholly-owned by three PRC nationals, Shujun Zhang, Dichen Li and Yuer Zhang, some of whom are family members of our executive officers. Bin Lu, our Senior Vice President of Engineering, is the legal representative of Beijing Spreadtrum. In May 2005, we entered into a loan agreement with the three shareholders of Beijing Spreadtrum, pursuant to which we provided a loan in an aggregate principal amount of $1.0 million to them solely for the establishment of Beijing Spreadtrum. We also entered into an agreement with Beijing Spreadtrum, pursuant to which Beijing Spreadtrum provides research and development services to Spreadtrum Shanghai. For a description of these family relationships and contractual arrangements, see “Related Party Transactions—Relationship with Beijing Spreadtrum.” Because of these contractual arrangements, the relationships between some of the shareholders of Beijing Spreadtrum and our executive officers and us, and the fact that one of our executive officers is the legal representative of Beijing Spreadtrum, we have the ability to substantially influence Beijing Spreadtrum’s financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result, we are considered the primary beneficiary of Beijing Spreadtrum. Accordingly, we regard Beijing Spreadtrum as a variable interest entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51,” or FIN 46R, and include its operating results, assets and liabilities in our consolidated financial statements.

Internal Control Over Financial Reporting

Prior to this offering, we were a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In conjunction with our independent registered public accounting firm’s audit of our consolidated financial statements as of and for the year ended December 31, 2005 and 2006, our independent registered public accounting firm identified significant deficiencies involving our internal control over financial reporting. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected. The identified significant deficiencies include lack of a dedicated in-house tax specialist to address tax planning and compliance, inadequate review of real estate contracts and lack of systematic mechanisms to track the status of government subsidized projects.

We have taken measures to address these significant deficiencies, including engaging independent tax advisory services and implementing in-house contracts review process that require all major contracts to be reviewed by the legal department, or outside counsel if necessary. We have reviewed and analyzed the studies prepared by our independent tax adviser and are implementing necessary changes accordingly. In addition, we plan to set up the tracking system to manage government subsidized projects and have assigned staff to oversee and implement tax planning and compliance.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of our assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection of critical accounting policies, the judgments and uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Our critical accounting policies are set forth below.

Revenue Recognition.    Revenue is generated from the sale of products, including baseband semiconductors, handset boards and modules, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services and training and support services.

We recognize revenue from sales of products, including primarily baseband semiconductors, handset boards and modules, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectibility is reasonably assured. To evidence an arrangement, we (i) enter into a master agreement with our customers, which specifies general terms and conditions, and (ii) obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. Our arrangements do not include general rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, we record revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

We recognize revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

Share-based Compensation.    Effective January 1, 2006, we adopted SFAS 123(R) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation expense is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required us to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.

Periods prior to the adoption of SFAS 123(R).    Prior to the adoption of SFAS 123(R), we provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures” (“SFAS 148”).

The following table illustrates the effect on net loss and loss per share as if we had applied the fair value recognition provisions of SFAS No. 123 to share-based employee compensation for the years ended December 31, 2004 and 2005. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option pricing model and amortized on a straight-line basis over the respective vesting periods of the awards.

	For the Year Ended December 31,
	2004	2005
	(in thousands)
Net loss	$(11,368)	$(11,679)
Add share-based compensation expense as reported	429	551
Less share-based employee compensation expense determined under the fair value method for all awards	(858)	(1,053)

Pro-forma net loss	$(11,797)	$(12,181)

Loss per share - basic and diluted, as reported	$(0.87)	$(0.86)
Loss per share - basic and diluted, pro-forma	$(0.90)	$(0.90)

Adoption of SFAS 123(R).    Effective January 1, 2006, we recorded share-based compensation expense in accordance with SFAS 123(R). Results for prior periods have not been restated. The cumulative effect of the initial adoption of SFAS 123(R) was not material.

The determination of our share-based compensation expense under SFAS 123(R) for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options, (ii) the estimated fair value of the underlying ordinary shares, (iii) the expected life of the options, (iv) the expected volatility of the underlying ordinary shares, (v) the risk-free interest rate during the expected life of the options and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The exercise price of the options is stated in the option agreements. Generally, the estimated fair value of our underlying ordinary shares is based on our equity value as estimated by a valuation model comprised of different valuation approaches described in greater detail below. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the U.S. treasury bill interest rate with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a zero dividend yield.

The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for our options granted in 2004, 2005, 2006 and the three months ended March 31, 2006 and March 31, 2007.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Risk-free rate of return	4.72%	4.59%	4.65%	—	4.57%
Expected life	5.50-6.75 years	5.10-5.54 years	6.30 years	—	6.30 years
Expected volatility rate	72%-74%	65%-73%	58%-60%	—	55%-56%
Dividend yield	nil	nil	nil	—	nil

The following table summarizes information regarding stock options granted during the last 12 months.

Grant date	Number of options granted	Fair value of ordinary share	Exercise price
September 29, 2006	9,765,270	$1.80	$1.58
November 6, 2006(1)	183,286	$2.01	$2.10
December 15, 2006	2,008,500	$2.23	$2.24
March 3, 2007	4,204,985	$3.52	$3.52
March 28, 2007	1,530,000	$3.96	$3.96
May 17, 2007	787,548	$4.63	$4.63

(1)	Given the insignificant number of options granted on November 6, 2006 and the fact that we had performed a valuation analysis on September 29, 2006 and another valuation analysis on December 15, 2006, we assigned the average value of ordinary shares derived from these two valuation analyses as the fair value of our ordinary shares as of November 6, 2006.

When estimating the fair value of our ordinary shares at the above grant dates, except for the September 29, 2006 grant date, we applied different methodologies to determine our aggregate equity value, including the market multiple methodology, the comparable transactions methodology and the discounted cash flow methodology. We weighted each methodology equally for the December 15, 2006 valuation date, and weighted the market multiple methodology and the discounted cash flow methodology equally for the March 3, 2007, March 28, 2007 and May 17, 2007 valuation dates, not relying on the comparable transactions methodology. Since we were further along in our initial public offering process and less likely to be a take-over target, the comparable transactions methodology was not as useful in valuing our company. Our total equity value was then allocated among our preference shares and ordinary shares. The method used in estimating the fair value of our ordinary shares as of September 29, 2006 was based on the actual transaction price of $2.74 per share at which a group of investors subscribed for an aggregate of 3,649,635 Series D convertible preference shares for an aggregate purchase price of $10.0 million.

For the market multiple methodology, we considered the profile and performance of seven publicly traded semiconductor companies deemed comparable to our company. We applied an enterprise-value-to-revenue multiple as the metric. Adjustments to the ratio were made by taking into consideration several factors, including the differences between our company and the comparable companies in terms of revenue growth rate, profitability, our company’s leading position in TD-SCDMA technology, proximity to manufacturing base for wireless handsets and market opportunity.

The comparable transactions methodology involves an analysis of a number of comparable transactions in the semiconductor industry with application of multiples of revenue to our company, in much the same manner as the market multiple methodology.

For the discounted cash flow methodology, we forecasted our company’s net cash flow annually through 2010 and assigned a terminal multiple to the terminal EBITDA value in 2010. The net cash flow was then discounted to the present using a risk-adjusted discount rate by equity investors in the technology industry. For the December 15, 2006 option grant, the rate of return ranged from 35% to 40%, based on an analysis of required rates of return by equity investors in expansion stage companies. For the March 3, 2007, March 28, 2007 and May 17, 2007 option grants, the rate of return ranged from 20.5% to 25.5%, 17.5% to 22.5% and 15.5% to 20.5%, respectively, based on the risk-adjusted discount rate of comparable public companies. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

We used an option-based methodology to allocate the estimated aggregate equity value of our company among its convertible preference shares and ordinary shares. We first assigned a value to our convertible preference shares and then analyzed the ordinary shares as an option using the Black-Scholes option pricing model. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. We used two scenarios to value the ordinary share: one scenario assumed an initial public offering in which the convertible preference shares would lose their liquidation preference and participation rights and a second scenario in which the convertible preference shares would retain their rights and privileges. The probability of the scenarios represents management’s expectation in addition to other outside factors such as an open initial public offering window and the potential for receiving a competitive merger and acquisition offer in lieu of an initial public offering.

For the period from September 29, 2006 to December 15, 2006, the estimated fair value of our ordinary shares increased from $1.80 per share to $2.23 per share due to the following factors:

•	Our overall revenue and, in particular, our higher margin baseband semiconductor revenue continued to increase.

•	We launched our initial public offering process.

•	We received funding from the Ministry of Information Industry for an AVS core CMOS chip.

•	We successfully added our Vice President of Marketing.

For the period from December 15, 2006 to March 3, 2007, the estimated fair value of our ordinary shares increased from $2.23 per share to $3.52 per share due to the following factors:

•	We successfully added our Chief Financial Officer.

•	We recorded net income of more than $14 million in 2006.

•	A key customer’s TD-SCDMA handset using our baseband semiconductor successfully passed the Ministry of Information Industry’s tests in Xiamen.

•	In February 2007, we announced our development of a TD-SCDMA baseband semiconductor that supports HSDPA.

For the period from March 3, 2007 to March 28, 2007, the estimated fair value of our ordinary shares increased from $3.52 per share to $3.96 per share due to the following factor:

•	Beijing Spreadtrum entered into an intellectual property transfer agreement for the acquisition of intellectual property related to AVS.

For the period from March 28, 2007 to May 17, 2007, the estimated fair value of our ordinary shares increased from $3.96 per share to $4.63 per share due to the following factors:

•	We completed development and prepared the SC6600I for commercial release in May 2007.

•	As the probability of our initial public offering increased, the discount for lack of marketability decreased.

•	We continued to execute our business plan.

The intrinsic value of all 30,600,703 ordinary shares issuable upon the exercise of options outstanding as of May 31, 2007 based on the midpoint of the estimated public offering price range is $73.8 million.

Warranty.    In general, we offer a one-year warranty on all of our products. We accrue the estimated cost of product warranty at the time revenue is recognized, and adjust the warranty accrual periodically based on historical experience and expected warranty claims. Although we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, the warranty obligation is affected by actual warranty costs, including but not limited to usage of material and labor and service delivery costs incurred in connection with a product failure. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. Our business has evolved rapidly since we commenced operations in 2001. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$12,935	$38,269	$107,075	$19,691	$26,167
Cost of revenue(1)	10,025	29,632	63,476	13,505	14,954
Gross profit	2,910	8,637	43,599	6,186	11,213
Operating expenses:(1)
Research and development	10,171	14,353	18,521	3,649	5,996
Selling, general and administrative	4,257	7,021	11,254	2,150	3,920
Total operating expenses	14,428	21,374	29,775	5,799	9,916
Income (loss) from operations	(11,518)	(12,737)	13,824	387	1,297
Other income, net	242	590	1,617	311	764
Income tax expense (benefit)	92	(468)	1,055	49	29
Net income (loss)	$(11,368)	$(11,679)	$14,386	$649	$2,032

Other operating data:
Units of baseband semiconductors shipped	5	549	8,801	722	3,735

Note:	(1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(in thousands)
Cost of revenue	$4	$6	$131	$4	$49
Research and development	282	335	1,150	121	457
Selling, general and administrative	143	210	942	68	711

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue(1)	77.5%	77.4%	59.3%	68.6%	57.1%
Gross profit	22.5%	22.6%	40.7%	31.4%	42.9%
Operating expenses:(1)
Research and development	78.6%	37.5%	17.3%	18.5%	22.9%
Selling, general and administrative	32.9%	18.3%	10.5%	10.9%	15.0%
Total operating expenses	111.5%	55.8%	27.8%	29.4%	37.9%
Income (loss) from operations	(89.0)%	(33.2)%	12.9%	2.0%	5.0%
Other income, net	1.8%	1.5%	1.5%	1.6%	2.9%
Income taxes expense (benefit)	0.7%	(1.2)%	1.0%	0.3%	0.1%
Net income (loss)	(87.9)%	(30.5)%	13.4%	3.3%	7.8%

Note:	(1) Share-based compensation is included in cost of revenue and operating expenses.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenue.    Our revenue increased by 32.9% to $26.2 million for the three months ended March 31, 2007 from $19.7 million for the same period in 2006. This increase was primarily due to an increase in units of baseband semiconductors shipped to approximately 3.7 million units in the first quarter of 2007 from approximately 722,000 units in the first quarter of 2006, partially offset by a decline of 61.7% in the average selling price. The decline in average selling price was due, in large part, to the change in product mix. Turnkey solutions, which typically carry higher average selling prices, accounted for 21.3% of total revenue for the three months ended March 31, 2007 as compared to 75.4% for the same period in 2006. Baseband semiconductors, which typically carry lower average selling prices, accounted for 78.7% of total revenue for the three months ended March 31, 2007 as compared to 24.6% for the same period in 2006.

Cost of Revenue.    Our cost of revenue increased by 10.7% to $15.0 million for the three months ended March 31, 2007 from $13.5 million for the same period in 2006. This increase was primarily due to the growth in our sales. The percentage increase in cost of revenue was less than the percentage increase in revenue because our handset board business, which accounted for nearly half of revenue in the three months ended March 31, 2006 and carried much lower gross margin compared to our other products, was completely phased out by the end of 2006.

Gross Profit.    Our gross profit increased by 81.3% to $11.2 million for the three months ended March 31, 2007 from $6.2 million for the same period in 2006. Gross margin for the three months ended March 31, 2007 and March 31, 2006 was 42.9% and 31.4%, respectively. The significant improvement in our gross margin was primarily due to the change in product and sales mix.

Operating Expenses.    Our overall operating expenses increased by 71.0% to $9.9 million for the three months ended March 31, 2007 from $5.8 million for the same period in 2006. The increase was primarily related to the continued increase in our research and development efforts. In addition, the increase in our sales, marketing, legal, finance and other general administrative headcount and related compensation costs also contributed to the increase. As a percentage of revenue, operating expenses for the three months ended March 31, 2007 was 37.9% as compared to 29.4% for the same period in 2006.

Research and Development.    Our research and development expenses increased by 64.3%, to $6.0 million for the three months ended March 31, 2007 from $3.6 million for the same period in 2006. This increase was largely the result of an increase in headcount and related compensation costs and expenditures associated with the expansion of our infrastructure. Our share-based compensation expense attributable to research and development also increased to $457,000 for the three months ended March 31, 2007 from $121,000 for the same period in 2006. Other expenses related to research and development, such as non-recurring fabrication engineering service fee and amortization of licensing fees, also contributed to the increase.

Selling, General and Administrative.    Our selling, general and administrative expenses increased by 82.3% to $3.9 million for the three months ended March 31, 2007 from $2.1 million for the same period in 2006. This increase was primarily due to higher salary and other compensation costs resulting from headcount additions, especially at the senior management level, higher share-based compensation expense and an increase in professional service fees provided by outside legal, accounting, tax and appraisal professionals. Our share-based compensation expense attributable to selling, general and administrative increased to $711,000 for the three months ended March 31, 2007 from $68,000 for the same period in 2006. Our professional fees increased by 115.0% to $746,000 for the three months ended March 31, 2007 from $347,000 for the same period in 2006.

Income From Operations.    As a result of factors mentioned above, we recorded income from operations of $1.3 million for the three months ended March 31, 2007, as compared to $387,000 for the same period in 2006.

Other Income, net.    Our other income, net increased by 145.7% to $764,000 for the three months ended March 31, 2007 from $311,000 for the same period in 2006. The increase was primarily due to an increase in interest income of $251,000. In addition, the appreciation of the RMB against the U.S. dollar resulted in an appreciation of our RMB denominated intercompany accounts payable and, therefore, an increase of approximately $188,000 in foreign exchange transactions gain.

Income Tax Expense.    We recorded income tax expense of $29,000 for the three months ended March 31, 2007, as compared to $49,000 for the same period in 2006.

Net Income.    As a result of factors mentioned above, we reported net income of $2.0 million for the three months ended March 31, 2007, as compared to $649,000 for the same period in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.    Our revenue increased by 179.8% to $107.1 million in 2006 from $38.3 million in 2005. This increase was primarily due to a significant increase in the unit volume of our baseband semiconductor sales, which accounted for $54.9 million, or 51.3%, of our revenue in 2006 as compared to $4.1 million, or 10.7%, of our revenue in 2005. The increase in sales volume was partially offset by the decline in our average selling price of 59.1% from 2005. Our average selling price declined from 2005 mainly because baseband semiconductors, which have lower selling prices compared with turnkey solutions, represented a much larger percentage of total revenue in 2006. This rapid growth in baseband semiconductor sales was largely the result of growing market acceptance of our SC6600B baseband semiconductor in addition to the introduction of our SC6600D baseband semiconductor, which accounted for a substantial majority of the revenue from our baseband semiconductor sales in 2006. Sales of our SC6600M baseband semiconductor, which we began to sell in large volumes in the third quarter of 2006 at higher prices than our other baseband semiconductor products, also contributed to the revenue increase from baseband semiconductor sales. Our overall revenue increase was also the result of an increase in the unit volume of our turnkey solution sales, which accounted for $52.1 million, or 48.7%, of our revenue in 2006 as compared to $34.2 million, or 89.3%, of our revenue in 2005. The increase in our turnkey solution sales was primarily due to the growth in unit sales of our SM5100 series modules, which are typically incorporated in wireless desktop phones, the market for which has experienced rapid growth since the third quarter of 2005.

Cost of Revenue.    Our cost of revenue increased by 114.2% to $63.5 million in 2006 from $29.6 million in 2005. This increase was the result of a substantial growth in the unit volume of our product shipments in response to a larger number of orders from an expanding customer base. Our wafer fabrication, assembly and testing costs also increased substantially as a result of a large increase in the number of baseband semiconductors sold. Included in the cost of revenue were $792,000 and $185,000 inventory write-downs for 2006 and 2005, respectively. Due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market in 2006, inventories became obsolete in a shorter period of time in 2006 and, therefore, our inventory write-downs in 2006 was higher than 2005. Due to the inherent nature of the changing wireless communications market, we expect to record write-downs in the future as part of our normal course of business.

Gross Profit.    Our gross profit increased by 404.8% to $43.6 million in 2006 from $8.6 million in 2005, and our gross margin increased to 40.7% in 2006 as compared to 22.6% in 2005. This improvement in our gross margin was mainly the result of a rapid growth in the percentage of our revenue derived from higher margin baseband semiconductors. With a larger percentage of our revenue derived from baseband semiconductors, we were able to reduce the gross margin impact of our turnkey solutions, which have lower margins due to the cost of third-party components and outsourced manufacturing that we incur and that we pass to our customers at-cost or with a slight mark-up. The improvement in our gross margins was, to a lesser extent, also due to a shift away from sales of lower margin SP7000 series handset boards to sales of relatively higher margin SM5100 series modules.

Operating Expenses.    Our operating expenses increased by 39.3% to $29.8 million in 2006 from $21.4 million in 2005. This increase was primarily due to the continued expansion of our research and development efforts. Increases in our sales, marketing and customer support, legal, finance and accounting headcount and related salary expenses also contributed to the increase. However, as a result of our rapid revenue growth, our operating expenses as a percentage of revenue decreased to 27.8% in 2006 as compared to 55.8% in 2005.

Research and Development.    Our research and development expenses increased by 29.0% to $18.5 million in 2006 from $14.4 million in 2005. This increase was largely the result of increases in salary and other compensation costs related to the expansion of our research and development team to support the development and testing of our TD-SCDMA 3G products and new versions of our baseband semiconductor products. Our research and development headcount increased by 45.8% to 366 as of December 31, 2006 from 251 as of December 31, 2005. Our share-based compensation expense attributable to research and development also increased to $1.2 million in 2006 from $335,000 in 2005, representing a 243.3% increase. Other expenses related to research and development, such as amortization of licensing fees also contributed to the increase. The overall increase in our research and development expenses was partially offset by government subsidies of $950,000 in 2006, a reduction from $1.2 million in 2005.

Selling, General and Administrative.    Our selling, general and administrative expenses increased by 60.3% to $11.3 million in 2006 from $7.0 million in 2005. This increase was in part the result of increase in salary and other compensation costs related to the hiring of additional customer support, field application engineering and other sales and marketing personnel to support a growing customer base and to increase market penetration and market research activities. As a result, our sales and marketing headcount increased by 10.3% to 107 as of December 31, 2006 from 97 as of December 31, 2005. Our share-based compensation expense attributable to selling, general and administrative also increased to $942,000 in 2006 from $210,000 in 2005, representing a 348.6% increase. The increase in selling, general and administrative expenses was also the result of an increase in fees paid for services provided by outside legal, accounting, tax and appraisal professionals, which in the aggregate grew by 188.1% to $1.9 million in 2006 from $674,000 in 2005. Our general and administrative headcount increased by 56.4% to 61 as of December 31, 2006 from 39 as of December 31, 2005, primarily to improve our information technology infrastructure and augment our internal legal, finance and accounting teams in preparation for operating as a public company.

Income (Loss) From Operations.    As a result of the factors mentioned above, we recorded income from operations of $13.8 million in 2006, as compared to a loss from operations of $12.7 million in 2005.

Other Income, net.    We recorded other income of $1.6 million in 2006, as compared to other income of $590,000 in 2005. This increase was primarily due to the appreciation of the RMB against the U.S. dollar, which, based on noon buying rates reported by the Federal Reserve Bank of New York, appreciated from an average exchange rate of RMB 8.1940 to $1.00 for 2005 to an average exchange rate of RMB 7.9579 to $1.00 for 2006. Due to the appreciation of the RMB, our intercompany accounts payable that are denominated in RMB appreciated, which resulted in an increase of approximately $800,000 in other income. An increase in our net interest income of $134,000 also contributed towards the increase in other income.

Income Tax Expense (Benefit).    We recorded income tax expense of $1.1 million in 2006, as compared to an income tax benefit of $468,000 in 2005.

Net Income (Loss).    As a result of factors mentioned above, we reported net income of $14.4 million in 2006, as compared to a net loss of $11.7 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue.    Our revenue increased by 195.9% to $38.3 million in 2005 from $12.9 million in 2004. This increase was primarily due to increased sales of our turnkey solutions, which accounted for $34.2 million, or 89.3%, of our revenue in 2005, up from $12.9 million, or 99.4%, of our revenue in 2004. The increase was also due to the commencement of large volume baseband semiconductor sales in the third quarter of 2005, which accounted for $4.1 million, or 10.7%, of our revenue in 2005, as compared to $80,000, or 0.6%, of our revenue in

2004. The increase in sales volume was partially offset by the decline in our average selling price of 31.4% from 2004. Our average selling price declined from 2004 partially because we began to ship baseband semiconductors in volume, which have lower selling prices compared with turnkey solutions. We believe that our increase in sales during 2005 was the result of market acceptance of our SC6600B baseband semiconductor in addition to the introduction of our SC6600D baseband semiconductor, which we commercially released in June 2005. Our sales also increased due to market acceptance of our SP7000 series handset board, which we began to ship in large volumes in the first quarter of 2005 and which amounted to $24.5 million, or 71.8%, of our revenue from turnkey solutions in 2005.

Cost of Revenue.    Our cost of revenue increased by 195.6% to $29.6 million in 2005 from $10.0 million in 2004. This increase was the result of a substantial growth in the volume of our SP7000 series handset board shipments, and increased sales of our baseband semiconductors. Included in the cost of revenue were $185,000 and $287,000 inventory write-downs for 2005 and 2004, respectively. The inventory write-downs represented necessary adjustments to reflect obsolete and slow-moving inventory items at the lower of cost or market.

Gross Profit.    Our gross profit increased by 196.8% to $8.6 million in 2005 from $2.9 million in 2004, and our gross margin of 22.6% in 2005 was comparable to our gross margin of 22.5% in 2004.

Operating Expenses.    Our operating expenses increased by 48.1% to $21.4 million in 2005 from $14.4 million in 2004. This increase was primarily due to increased research and development expenses associated with accelerated product development efforts and, to a lesser extent, increased sales and marketing efforts. However, as a result of our rapid revenue growth, our operating expenses as a percentage of revenue decreased to 55.8% in 2005 from 111.5% in 2004.

Research and Development.    Our research and development expenses increased by 41.1% to $14.4 million in 2005 from $10.2 million in 2004. This increase was largely the result of an increase in salary and other compensation costs related to the expansion of our research and development team to support additional hardware and software engineering projects and to develop new versions of our products, including our SC6600M baseband semiconductor and additional versions of our SP7000 series handset boards. Our research and development headcount increased by 19.0% to 251 as of December 31, 2005 from 211 as of December 31, 2004, and our salary expense and related compensation costs attributable to research and development increased by 66.1% to $9.8 million in 2005 from $5.9 million in 2004. The overall increase in our research and development expenses in 2005 was partially offset by government subsidies of $1.2 million in 2005, up from $206,000 in 2004.

Selling, General and Administrative.    Our selling, general and administrative expenses increased by 64.9% to $7.0 million in 2005 from $4.3 million in 2004. This increase was largely the result of an increase in salary and other compensation costs related to the hiring of sales and marketing personnel as we intensified market penetration efforts and market research activities. Our sales and marketing headcount increased by 73.2% to 97 as of December 31, 2005 from 56 as of December 31, 2004, and our salary expense and other related compensation costs attributable to sales and marketing increased by 58.3% to $1.9 million in 2005 from $1.2 million in 2004. Other factors that contributed to the increase in our selling, general and administrative expenses were the fees paid for services provided by outside legal, accounting, tax and appraisal professionals, which in the aggregate increased by 37.8% to $674,000 in 2005 from $489,000 in 2004, and the hiring of additional finance and accounting personnel, which resulted in a 56.0% increase in our general and administrative headcount to 39 as of December 31, 2005 from 25 as of December 31, 2004, and a 154.2% increase in our salary and other related compensation costs attributable to general and administrative to $1.8 million in 2005 from $708,000 in 2004. The increase in selling, general and administrative expenses in 2005 was partially offset by the reduction of certain other selling, general and administrative expenses.

Loss From Operations.    As a result of the factors mentioned above, we incurred a loss from operations of $12.7 million in 2005, as compared to a loss from operations of $11.5 million in 2004.

Other Income, net.    We recorded other income of $590,000 in 2005, as compared to other income of $242,000 in 2004. This increase was primarily due to growth in our interest income arising from a higher average cash balance.

Income Tax Expense (Benefit).    We recorded income tax benefit of $468,000 in 2005, as compared to income tax expense of $92,000 in 2004. The income tax benefit recorded in 2005 was primarily related to the deferred tax assets associated with our research and development credits.

Net Loss.    As a result of factors mentioned above, we incurred a net loss of $11.7 million in 2005, as compared to a net loss of $11.4 million in 2004.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated selected quarterly results of operations for the eight quarters ended March 31, 2007. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus.

	For the Three Months Ended
	Jun 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007
	(in thousands)
Revenue:
Baseband semiconductor	$184	$579	$3,028	$4,849	$11,760	$15,684	$22,645	$20,589
Turnkey solutions	4,709	7,879	17,566	14,842	17,961	11,017	8,317	5,578

	4,893	8,458	20,594	19,691	29,721	26,701	30,962	26,167
Cost of revenue(1)	3,968	6,831	15,452	13,505	18,203	15,161	16,606	14,954

Gross profit	925	1,627	5,142	6,186	11,518	11,540	14,356	11,213
Operating expenses: (1)
Research and development	3,596	2,973	4,815	3,649	4,566	4,945	5,361	5,996
Selling, general and administrative	1,493	1,892	2,357	2,150	2,183	2,914	4,007	3,920

	5,089	4,865	7,172	5,799	6,749	7,859	9,368	9,916

Income (loss) from operations	(4,164)	(3,238)	(2,030)	387	4,769	3,681	4,988	1,297
Other income, net	137	127	205	311	301	336	669	764
Income tax expense (benefit)	(50)	(29)	(335)	49	367	314	325	29

Net income (loss)	$(3,977)	$(3,082)	$(1,490)	$649	$4,703	$3,703	$5,332	$2,032

Note:(1) Share-based compensation is included in cost of revenue and operating expenses.

The following table sets forth our historical results, for the periods indicated, as a percentage of revenue.

	For the Three Months Ended
	Jun 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007
Revenue:
Baseband semiconductor	3.8%	6.8%	14.7%	24.6%	39.6%	58.7%	73.1%	78.7%
Turnkey solutions	96.2%	93.2%	85.3%	75.4%	60.4%	41.3%	26.9%	21.3%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue(1)	81.1%	80.8%	75.0%	68.6%	61.2%	56.8%	53.6%	57.1%

Gross profit	18.9%	19.2%	25.0%	31.4%	38.8%	43.2%	46.4%	42.9%
Operating expenses:(1)
Research and development	73.5%	35.2%	23.4%	18.5%	15.4%	18.5%	17.3%	22.9%
Selling, general and administrative	30.5%	22.4%	11.4%	10.9%	7.3%	10.9%	12.9%	15.0%

	104.0%	57.5%	34.8%	29.5%	22.7%	29.4%	30.2%	37.9%

Income (loss) from operations	(85.1)%	(38.3)%	(9.9)%	2.0%	16.0%	13.8%	16.2%	5.0%
Other income, net	2.8%	1.5%	1.0%	1.6%	1.0%	1.3%	2.1%	2.9%
Income tax expense (benefit)	(1.0)%	(0.3)%	(1.6)%	0.3%	1.2%	1.2%	1.1%	0.1%

Net income (loss)	(81.3)%	(36.4)%	(7.2)%	3.3%	15.8%	13.9%	17.2%	7.8%

Note:(1) Share-based compensation is included in cost of revenue and operating expenses.

Our revenue and operating results are difficult to predict and have fluctuated in the past from quarter to quarter. Our customers tend to increase their orders of our products during the second quarter in anticipation of China’s Labor Day holiday, which takes place during the first week of May, and China’s May 17 National Communications Day. Our customers also tend to build up their inventories of our products during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Because of our limited operating history, the above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Revenue

Our revenue has generally increased from quarter to quarter, although we experienced declines in revenue in the first quarter of 2007 to $26.2 million from $31.0 million in the fourth quarter of 2006, in the first quarter of 2006 to $19.7 million from $20.6 million in the fourth quarter of 2005 and in the third quarter of 2006 to $26.7 million from $29.7 million in the second quarter of 2006. These quarter to quarter declines in our revenue in the first and third quarters of 2006 and the first quarter of 2007 were primarily due to the seasonality factors discussed above, which increased our revenue in the preceding quarters.

Our revenue from baseband semiconductor sales has generally increased from quarter to quarter since we commenced large volume shipments in the third quarter of 2005 while our revenue from turnkey solution sales increased from quarter to quarter in 2005 and then decreased from quarter to quarter in 2006 except an increase in the second quarter of 2006 as compared to the first quarter of 2006. These trends are consistent with our shift in focus toward generating revenue from sales of higher margin baseband semiconductors, which we began to implement in the first quarter of 2006.

The baseband semiconductor industry generally is affected by seasonality. As our sales of baseband semiconductors increase relative to turnkey solutions and as we gain market share for our baseband semiconductors, we expect to experience more seasonality. In the first quarter of 2007, our revenue from the sale of baseband semiconductors was 9.1% lower than the fourth quarter of 2006. We shipped approximately 3.7 million units of baseband semiconductors in the first quarter of 2007 as compared to approximately 3.5 million units in the fourth quarter of 2006 although the decline in average selling price had a greater impact than the increase in shipping volume.

Cost of Revenue

Our cost of revenue has generally followed the quarter to quarter trends of our revenue.

Gross Profit

Our gross profit generally increased in absolute dollar terms from quarter to quarter, in line with our increased sales trend. Since commencing volume shipment of baseband semiconductors in the third quarter of 2005, our gross margins have also generally increased from quarter to quarter as we increased the percentage of our revenue derived from higher margin baseband semiconductors. Our baseband semiconductor products typically carry higher margins because they are less costly to produce and do not require as many third-party components as our turnkey solutions. Our gross margins have also improved due to reduced unit costs of royalties, wafer fabrication, assembly and testing and outsourced production of turnkey solutions as we placed larger orders. The decline in gross margins in the first quarter of 2007 was primarily due to the decline in the average selling price of our baseband semiconductors. The decrease in gross margins in the second quarter of 2005 was due to an increase in the percentage of our revenue derived from sales of lower margin SP7000 series handset boards and a decrease in the percentage of our revenue derived from sales of relatively higher margin SM5100 series modules.

Operating Expenses

Our operating expenses have generally increased in absolute dollar terms from quarter to quarter as we expanded our research and development efforts and sales and marketing activities, with a slight decrease in operating expenses in the first quarter of 2006 as compared to the fourth quarter of 2005 because of bonus adjustments recorded in the fourth quarter of 2005. As a percentage of revenue, our operating expenses in 2006 were in the range of 22.7% to 30.2%, significantly lower than the range of 34.8% to over 104.0% recorded in 2005. In the first quarter of 2007, our operating expenses as a percentage of revenue increased to 37.9% from 30.2% in the fourth quarter of 2006 primarily due to an increase in research and development expenses as well as a reduction in revenue in the first quarter of 2007.

Net Loss

We experienced a significant reduction in our net loss starting in the fourth quarter of 2005 and began to report net income starting in the first quarter of 2006. We attribute this turnaround to the significant increases in our sales volume as we broadened our product offerings, expanded our customer base and increased the percentage of our revenue from higher margin baseband semiconductors.

As most of our growth has occurred in recent quarters, and because our quarterly results are subject to seasonal fluctuations as described above, our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year. In future periods, the market price of our ADSs could decline if our quarterly and annual revenue and results of operations are below the expectations of analysts and investors. Our operating results in any quarterly period may also be affected by a number of other factors, including those noted in “Risk Factors—Risks Related to Our Business—Our quarterly and annual operating results may fluctuate and are difficult to predict and if we do not meet financial expectations of securities analysts or investors, the price of our ADSs will likely decline.”

Liquidity and Capital Resources

To date, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government subsidies in the form of interest-free loans and grants to fund our research and development projects. Our principal uses of cash for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 were for operating and investing activities, primarily research and development and capital expenditures. As of March 31, 2007, we had $44.8 million in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(10,905)	$2,605	$8,337	$5,186	$3,200
Net cash provided by (used in) investing activities	(3,033)	2,777	(18,483)	(18,292)	(5,739)
Net cash provided by financing activities	36,653	1,684	19,380	124	(37)
Effect of exchange rate change	1	53	265	37	123
Net increase in cash and cash equivalents	22,716	7,119	9,499	(12,945)	(2,453)
Cash and cash equivalents at beginning of period	7,920	30,636	37,755	37,755	47,254
Cash and cash equivalents at end of period	$30,636	$37,755	$47,254	$24,810	$44,801

Net cash provided by operating activities for the three months ended March 31, 2007 was $3.2 million primarily attributable to our net income of $2.0 million, a decrease in inventories of $3.8 million, a decrease in accounts payable of $3.3 million, a decrease in advance from customers of $1.3 million and a decrease in accounts receivable of $759,000. The decrease in inventories was in line with the decrease in accounts payable. The decrease in advance from customers was primarily due to timing of advance received from customers. The decrease in accounts receivable was primarily due to timing of cash receipts from customers.

Net cash used in investing activities for the three months ended March 31, 2007 was $5.7 million, primarily due to capital expenditure of $4.1 million, payments for acquired intangibles of $2.3 million, partially offset by the decrease in term deposit of $1.3 million.

Net cash used in financing activities for the three months ended March 31, 2007 was $37,000, representing a repayment of a portion of our loan of $129,000, partially offset by $89,000 related to the proceeds from issuance of ordinary shares upon exercise of stock options.

Net cash provided by operating activities for the year ended December 31, 2006 was $8.3 million, primarily attributable to our net income of $14.4 million and an increase in accrued expenses and other liabilities of $5.9 million, partially offset by an increase in accounts receivable of $10.4 million and an increase in inventories of $6.6 million during the period. The increase in accrued expenses and other liabilities was primarily due to the increases in our PRC individual income tax payable, accrued professional service fee and warranty reserve. The increase in accounts receivable was due to our revised credit terms extended to select large customers. The increase in inventories was in line with our sales growth. For the year ended December 31, 2005, net cash provided by operating activities was $2.6 million, primarily attributable to an increase in accounts payable of $6.9 million, an increase in advances from customers of $4.2 million, and an increase in accrued expenses and other liabilities of $4.8 million, partially offset by our net loss of $11.7 million and an increase in inventories of $3.5 million. The increase in inventories was in line with our sales growth and the increase in accounts payable was primarily due to timing of payments. An increase in our PRC individual income tax payable was the primary reason for the increase in accrued expenses and other liabilities. Net cash used in operating activities for the year ended December 31, 2004 was $10.9 million, which was primarily attributable to our net loss of $11.4 million, an increase in inventories of $2.7 million and an increase in accounts receivable of $1.9 million, partially offset by an increase in accrued expenses and other liabilities of $1.5 million and an increase in accounts payable of $1.4 million. The increase in inventories was in line with our sales growth while the increase in accounts receivable was primarily due to timing of cash receipts from our customers. The increases in accounts payable and accrued expenses and other liabilities were primarily due to timing of payments to our vendors and payments of other expenses and liabilities.

Net cash used in investing activities amounted to $18.5 million for the year ended December 31, 2006, primarily due to our purchases of intangible assets and property and equipment in the amount of $11.2 million. In addition, $6.7 million held in escrow for the transferors in connection with the transfer of certain Series A and Series B preference shares in late 2005 whereby the transfer and settlement of the consideration was executed through us was paid back to the transferors in early 2006. Net cash provided by investing activities amounted to $2.8 million in 2005. In late 2005, we received $6.7 million from the transferors in connection with the transfer of certain Series A and Series B convertible preference shares whereby the transfer and settlement of the consideration was executed through us. This cash inflow was partially offset by our purchases of intangible assets and property and equipment of $2.8 million and the payment of the deposit for our new office building of $1.2 million. Net cash used in investing activities was $3.0 million in 2004, primarily due to our purchases of intangible assets and property and equipment of $2.0 million and an increase in restricted cash of $1.0 million.

Net cash provided by financing activities amounted to $19.4 million for the year ended December 31, 2006 primarily came from the private placement of our Series D preference shares. Net cash provided by financing activities amounted to $1.7 million in 2005, primarily due to the proceeds from long-term debt and short-term bank loans, offset in part by the repayment of short-term bank loans. Net cash provided by financing activities amounted to $36.7 million in 2004, primarily due to proceeds of $35.1 million from the private placement of our preference shares in 2004.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next twelve months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

Our capital expenditures amounted to $2.0 million, $2.8 million, $11.2 million and $6.4 million in 2004, 2005, 2006 and for the three months ended March 31, 2007, respectively. Our capital expenditures consisted principally of purchases of software, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment. We expect our capital expenditures for the remaining nine months in 2007 to be approximately $14.8 million, of which approximately $5.4 million is for the remaining payment for the purchase of the office building in Shanghai where our principal offices are located, approximately $5.4 million is for land use rights for property adjacent to such office building for future expansion and approximately $4.0 million is for additional software, development tools, computer equipment, field test equipment, lab equipment and other items for our product development activities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Contractual obligation:
Debt	$4,418	$576	$3,842	$—	$—
Lease	551	318	233	—	—
License Fees	1,675	1,055	620	—	—
Others(1)	10,268	9,236	1,032	—	—

Total	$16,912	$11,185	$5,727	$—	$—

(1)	In December 2006, Spreadtrum Shanghai acquired an office building where our principal offices currently are located for an aggregate purchase price of approximately RMB 102.0 million (approximately $13.1 million). Deposit payments of RMB 30.0 million (approximately $3.9 million) that were previously made were credited against the purchase price. The remaining balance of the purchase price is payable in installments with the final installment due on September 30, 2007. The outstanding balance of approximately RMB 72.0 million (approximately $9.2 million) related to this building acquisition was reported as “obligation on building construction/acquisition of building” in our Consolidated Balance Sheet as of December 31, 2006. In addition, in connection with our right to buy, or designate our employees to buy, the 47 residential units next to the office building within a two-year period from December 2006, we estimated our obligation would be up to approximately RMB 8.1 million (approximately $1.0 million). The translations from RMB to U.S. dollars in this footnote (1) were made at the noon buying rate of RMB to U.S. dollars on December 29, 2006.

On January 31, 2007, Spreadtrum Shanghai entered into an agreement to acquire land use rights for a parcel of undeveloped land, comprising approximately 23,000 square meters. We will pay for the land use rights in installments, with the final installment due no later than September 30, 2007. The total purchase price for the land use rights is approximately RMB 46.5 million (approximately $6.0 million). On March 9, 2007, Beijing Spreadtrum entered into an intellectual property transfer agreement for the acquisition of intellectual property related to AVS, a video compression technique. The total purchase price for the intellectual property acquired under this agreement is approximately RMB 18.9 million (approximately $2.4 million), of which approximately RMB 7.4 million (approximately $958,000) has been paid as of May 31, 2007 and RMB 11.5 million (approximately $1.4 million) is still outstanding. Also in connection with this agreement, Spreadtrum Shanghai assumed another intellectual property transfer agreement pursuant to which Spreadtrum Shanghai was assigned the right to acquire additional AVS-related intellectual property for RMB 20.0 million (approximately $2.6 million) from another third party. Other than the foregoing contractual obligations, we do not have any significant long-term commitments.

Off-Balance Sheet Commitments and Arrangements

We have arranged for Merrill Lynch International Bank to establish a standby letter of credit in favor of EDOM Technology Co., Ltd., or EDOM, one of our suppliers, in the amount of $1.0 million. This standby letter of credit expires on March 31, 2008 and may be drawn down only in the event that we fail to comply with the terms and conditions of our agreement with EDOM. Merrill Lynch International Bank will withdraw $1.0 million directly from our Merrill Lynch International Bank account in the event of a draw down.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    Currently, our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand and time deposits. We have not historically used and do not expect to use in the future any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign Exchange Risk.    The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Although a majority of our revenue and payments are denominated in U.S. dollars, a large portion of our revenue and payments are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on our consolidated combined financial statements.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation prescribes a more-likely-than-not threshold for financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years ending after December 15, 2006. Earlier application is encouraged. We adopted the provisions of FIN 48 effective January 2007. The adoption of this statement did not have any material impact on our financial position or results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods ending after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. We exclude taxes from our revenue and, therefore, the adoption of this announcement did not have any impact on our consolidated financial statements.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops and markets baseband processor solutions for the wireless communications market. We combine our semiconductor design expertise with our software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. We have developed our solutions based on an open development platform, enabling our customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

We offer a comprehensive portfolio of highly-integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS and TD-SCDMA, an international 3G standard for wireless communications promoted by China. Our solutions also offer a wide array of multimedia capabilities such as TV-out, MP3 digital audio playback, Motion JPEG, MPEG4 and H.264 digital video playback and 64-channel polyphonic ringtone playback.

Our business model has enabled the rapid development of advanced products. Within the first 15 months of our inception, we fully developed our first series of integrated baseband semiconductors for the GSM/GPRS market. In June 2005, we commercially introduced the SC6600D baseband semiconductor, which we believe to be the world’s first fully integrated analog and digital baseband semiconductor with power management and multimedia functionality. In the 3G area, we have been instrumental in the development, trialing and planned commercial rollout of the TD-SCDMA standard. In April 2004, we developed what we believe to be the world’s first dual-mode TD-SCDMA/GSM baseband processor. In addition, we are an active member of the TD-SCDMA Industry Alliance, which is responsible for developing and enhancing the standard globally. In February 2007, we announced our development of the SC8800H, which we believe to be the world’s first single chip TD-SCDMA baseband semiconductor that supports HSDPA. We intend to offer samples of a baseband processor that supports EDGE in the second half of 2007, and are developing solutions that will support other 3G wireless standards, such as WCDMA/UMTS. In addition, we are working to develop advanced products to further expand our current portfolio, including solutions that incorporate smart phone functionality, advanced multimedia applications and other applications such as mobile digital TV.

We derive significant advantages by conducting most of our operations in China, including access to a highly educated technical workforce and a competitive cost structure. In addition, our geographic proximity to a significant portion of the wireless handset supply chain enables us to maintain close relationships with industry players, provide effective service and support to our customers, and strategically position ourselves in the high-growth wireless market in China. We are a recognized leader in the emerging China semiconductor industry as indicated by various third-party awards we have received that are based, in part, on the technological innovation of our baseband semiconductors. These include the award by the China Semiconductor Industry Association as one of the integrated circuit design companies in China with the highest growth potential for 2005, the People’s Republic of China National Science and Technology Advancement First Class Award awarded by the State Council in 2006 and the award by the Management Case Center of Peking University and Communications Weekly as one of the top telecommunications equipment suppliers for 2006.

We have grown significantly since our inception. Our revenue increased from $2.4 million in 2003 to $12.9 million in 2004, $38.3 million in 2005 and $107.1 million in 2006 and from $19.7 million for the three months ended March 31, 2006 to $26.2 million for the same period in 2007. We derive our revenue from the sale of baseband semiconductors and turnkey solutions. Our baseband semiconductor revenue has increased from $4.1 million for 2005 to $54.9 million for 2006 and from $4.8 million for the three months ended March 31, 2006 to $20.6 million for the same period in 2007. As a percentage of revenue, sales of baseband semiconductors were 0.0%, 0.6%, 10.7%, 51.3% and 78.7% in 2003, 2004, 2005, 2006 and for the three months ended March 31, 2007, respectively. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and we intend to phase out our module business within the next 12 months. We expect turnkey solutions to represent a smaller percentage of our revenue in 2007 as we focus on our higher margin baseband semiconductors. We expect that sales of our baseband semiconductors in the future will offset any decline in revenue from turnkey solutions. We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million and $2.0 million in 2006 and for the three months ended March 31, 2007, respectively.

Industry Background

Growing Wireless Handset Market

The wireless communications market represents one of the most important and dynamic communications markets in the world. According to iSuppli, global wireless (mobile handset) subscribers reached 2.2 billion in 2005, and are expected to grow to 3.7 billion in 2010. Likewise, according to IDC, new global handset shipments are projected to grow from 833.2 million units in 2005 to 1.4 billion units in 2010. Developing markets, particularly the Asia Pacific region, are leading the growth in new wireless subscribers and handset shipments, due to demand for both lower cost entry-level devices, which help drive new subscribers, and handsets with advanced features, which are the key to driving continued handset upgrades from existing subscribers. In particular, China represents the world’s largest wireless market, with 487.4 million wireless subscribers as of April 2007 according to the Ministry of Information Industry. According to IDC, China’s wireless subscribers are expected to grow to 681.5 million by 2010, and new wireless handset shipments in China, which totaled 95.7 million units in 2005, are expected to reach 152.8 million units by 2010. According to iSuppli, China’s production of wireless handsets, which totaled approximately 300 million units in 2005, is expected to grow to 508 million units by 2010, which iSuppli estimates will represent approximately 41.8% of global production.

Changing Wireless Technology Landscape

The wireless communications market is highly dynamic. Wireless technologies have evolved through successive generations of wireless protocols, driven by the need for more efficient networks with greater bandwidth capacity to enable increased usage of wireless data services by subscribers. Most wireless handsets are currently based on 2G technologies, such as GSM, CDMA and TDMA. 2G networks utilize a relatively low bandwidth which only permits voice and basic data communications. Evolution into 2.5G technologies, such as GPRS/EDGE and CDMA 1x, enables faster wireless data communication that allows wireless handsets to offer slightly more advanced features, such as Internet access and multimedia messaging. 3G networks enable significantly higher data transmission speeds, up to a maximum of 2.0 to 2.5 Mbps compared to a maximum of 144 to 384 Kbps for 2.5G networks, which facilitates an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. Current international standards for 3G include WCDMA/UMTS, TD-SCDMA and CDMA2000 1xEV-DO. 3G technologies currently are seeing rapid deployment and adoption throughout the world. According to IDC, 66.0 million 3G handsets were shipped worldwide in 2005, comprising approximately 7.9% of total handset shipments, and global 3G handset shipments are expected to reach 475.8 million units by 2010, representing 34.9% of total handset shipments. Multimedia capabilities also are becoming standard features on today’s handsets, transforming them from pure communication tools to personal computing and entertainment devices. Furthermore, the proliferation of data usage has expanded the number of devices that interact with the wireless network, such as personal computers and laptops.

China’s evolution into 3G is expected to be in large part based on the TD-SCDMA standard, and mobile operators in China are expected to commence commercial deployment of TD-SCDMA in 2007. In January 2006, the Ministry of Information Industry approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard has been developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. The Chinese government has already initiated and subsidized several rounds of testing of the TD-SCDMA network. In May 2007, the Ministry of Information Industry further expanded the list of approved national 3G technology standards to include WCDMA and CDMA2000 in addition to TD-SCDMA.

Wireless Baseband Market—Key Component of Wireless Semiconductor Market

The baseband semiconductor is the most critical semiconductor component in the wireless handset. It is commonly referred to as the engine of a wireless handset, equivalent to the central processing unit of a computer. The baseband semiconductor is responsible for encoding and decoding the wireless communications standards, serving as a platform for the handset’s operating system and multimedia applications, managing storage and directing short range connectivity such as Bluetooth traffic.

The baseband semiconductor market is a significant constituent of the overall wireless semiconductor market. According to iSuppli, revenue from worldwide GSM, GPRS, EDGE and WCDMA baseband semiconductor shipments reached $8.5 billion in 2005 and is expected to grow to $13.1 billion by 2010. According to iSuppli, the baseband semiconductor market in China is expected to grow from $3.5 billion in 2005, representing 30.6% of the worldwide market, to $6.8 billion in 2010, representing 41.3% of the worldwide market.

Baseband semiconductors are increasingly incorporating additional functions, such as multimedia capabilities. Further, baseband semiconductor suppliers have several advantages over other handset component suppliers, including greater control over the selection of integrated complementary functionality. In some cases, baseband semiconductor suppliers can influence the selection of the peripherals that will be supported and included in the handset.

Challenges Faced by Handset Vendors and Requirements of the Wireless Baseband Processor Solutions Providers

As wireless service providers look to recoup their investment in network upgrades by generating additional revenue from data and other services, there is increasing pressure on wireless handset vendors to add differentiating features to their handsets at minimal additional cost. There is also increasing segmentation in the handset market based on feature set and cost, resulting in a wide range of available handsets, including smart phones, high-end, mid-range, low-end and ultra low cost handsets. A smart phone is typically a feature-rich wireless handset that provides digital voice service and supports capabilities such as electronic mail, text messaging, Internet access and multimedia features. Each of these segments has distinct requirements regarding cost, multimedia feature sets and communication protocols.

The changing market dynamics have altered the landscape of the handset market and introduced many new challenges for handset vendors to meet the unique requirements of each segment. There has been an increasing trend towards specialization in the handset market with certain players focusing on brand development while other players, such as IDHs and ODMs, focus only on the design and manufacture of wireless handsets. This specialization has facilitated the continual roll-out of a broad range of handsets, rapid time-to-market and cost reductions. Furthermore, the migration of the majority of handset design and manufacturing to Asia, and in particular China, has given rise to a distinct locally-based supply chain and enabled the establishment of a number of regional handset brands that are beginning to expand globally. According to iSuppli, the top six PRC brand manufacturers’ production volume of wireless handsets increased from 43 million units in 2005 to 61 million units in 2006, representing a 41.9% increase.

The wireless handset supply chain, as described in the diagram below, begins with the baseband semiconductor and other handset component suppliers who work with and supply components to the brand manufacturers, IDHs or ODMs. The brand manufacturers and ODMs may manufacture and assemble the wireless handsets themselves, but may also outsource these steps to electronic manufacturing service providers, or EMSs, companies that design, test, manufacture, distribute and provide return and repair services for wireless handsets. There is some level of overlap between each of these players and, in particular, brand manufacturers are increasingly outsourcing a greater portion of the design and manufacture of their handsets.

Accordingly, the wireless baseband market is also undergoing substantial changes to meet these shifting customer requirements. Previous generations of wireless baseband semiconductor suppliers took on a component supplier approach, where they have to license functional blocks from multiple intellectual property owners and then design them into a single semiconductor according to the component suppliers’ specifications. This results in a relatively slow time-to-market for the introduction of new baseband products, which in turn results in a longer development cycle for wireless handset vendors. In addition, since multimedia functionality was not traditionally a core capability in the wireless handset market, many legacy architectures were not designed to support the rapid integration of new multimedia features, and, in some cases, do not support multimedia integration at all. Furthermore, in a disaggregated market for increasingly complex handsets, vendors require a complete baseband processor solution that includes software integrated into the platform.

In order to compete successfully in today’s increasingly segmented and competitive wireless market, baseband semiconductor suppliers are required to adopt a new operating model, which includes:

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Total System Solutions Approach including baseband semiconductors, software protocol stacks, graphical user interface and applications software and, when necessary, reference designs and complete turnkey solutions;

•	Strong Multimedia Platform that supports multimedia features, such as digital audio and imaging data and other advanced functions, such as mobile digital TV;

•	Customizable Solution, which enables customers to tailor their products to consumer demands through the utilization of a baseband processor solution that is designed as a flexible, open platform;

•	Rapid Time-to-Market for Product Development in response to constant changes in market requirements;

•	Integrated Functionality that combines a full set of features at a cost-effective price to deliver superior price performance; and

•	Comprehensive Customer Support through highly qualified engineering staff, field application engineering support and timely responses to customer needs.

Our Competitive Strengths

Our open platform enables us to develop solutions to address today’s dynamic market requirements with a new level of comprehensiveness and customizability for handset development platforms. We achieve this through integrating our extensive capabilities in advanced wireless systems, multimedia, power management, software and mixed-signal semiconductor design. Our approach enables us to improve the development time and cost of our baseband semiconductors, which in turn allows our customers to significantly reduce their time-to-market and costs and improve the customization of their handsets. The success of our approach is a result of our research capabilities and strong development team. We believe we have the following competitive strengths:

Architecture Designed to Enable Wireless Multimedia Convergence.    Our architecture was designed to accommodate the integration of voice, data, advanced multimedia and mobile Internet functionality required on 2G/2.5G/3G networks. Our architecture segregates the multimedia and customized application functions from the communications functions, enabling each functional block to be modified independently. This approach allows us to rapidly address the changing requirements of the wireless handset market where multimedia functionalities, cost-effectiveness and time-to-market are critical to the end product. We also design our product so each solution maintains a consistent software interface, allowing our customers to reuse previously created applications and other software between technology generations.

Strong Technology Development Capability.    We have invested substantial resources in research and development. Of our 727 employees as of May 31, 2007, 514 were engineers, approximately 47% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents. As of May 31, 2007, we owned 8 patents and had 189 pending patent applications in China, we owned 8 patents and had 33 pending patent applications in the United States and we had 4 pending patent applications in Europe. We acquired co-ownership of 17 patents and 14 pending patent applications in China. In addition, we are in the process of registering with the State Intellectual Property Office of the PRC the transfer of ownership of 14 patents and 4 pending patent applications, which we acquired from a third party. Our culture of innovation has enabled us to develop several technological core competencies in our organization:

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Comprehensive Software Capabilities Including Wireless Protocol Capability. Wireless protocol development is a highly complex discipline within baseband design. We view this as a critical capability and, as such, we focused on building this skill set from our inception. This skill set allows us to continuously integrate advanced communications protocols into our products, provide more stable and higher performance software, and optimize our product designs to achieve smaller die sizes. Our strong software capability allows us to provide our customers with a superior solution through enabling substantially all of the required software for wireless handset development in our open platform. Our software capability further enables us to design the software and hardware elements of our products in parallel, avoiding redundancies and minimizing the size of our semiconductor products. The result is that this approach reduces development costs and accelerates the time-to-market for both our products and our customers’ wireless handsets.

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Analog and Mixed-Signal Design. Our comprehensive analog and mixed-signal design capability enables us to integrate non-digital components into our baseband semiconductors, resulting in lower overall system cost for our customers. For example, we have integrated analog and digital baseband functions and power management into a single semiconductor, thereby reducing the need for our customers to purchase separate power management semiconductors. Not only does this lower cost for our customers, but this also enables them to achieve smaller form factors for their handsets.

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Advanced Multimedia Capabilities. We have extensive multimedia expertise and have developed in-house capabilities, such as TV-out, MP3, AAC, AAC+, Motion JPEG, MPEG4, H.264 and 64-channel polyphonic ringtones. We integrate these multimedia features into our products to enable our customers to develop handsets with compelling multimedia features without incurring the substantial cost of additional dedicated multimedia semiconductors. Our architecture also allows us to further integrate additional multimedia functions easily into our products as the market demands.

Rapid Development Cycles.    Since our inception in 2001, we have developed many leading edge products at a very rapid pace. For example, within the first 15 months of our inception, we fully developed the SC6600, our first series of integrated baseband semiconductors for the GSM/GPRS market. Further, we fully developed our first series of TD-SCDMA baseband semiconductors within 12 months. We maintain a rapid and accelerating product development schedule based on our advanced product architecture. We seek to continuously advance the semiconductor process to develop more integrated and lower cost products, often utilizing lower geometry processes. Additionally, because we have developed our core intellectual property internally and own that intellectual property, we have a competitive advantage over competitors who must license from multiple intellectual property owners within a single semiconductor and must design according to their specifications. We typically are not forced to change the hardware for our baseband semiconductor when adding additional or different software features, which allows us to more rapidly respond to changing demands from the market, thus reducing time-to-market and shortening the time required for our design cycle.

Open Development Platform.    We increase our value to customers by providing a complete solution based on an open development platform, which allows them to offer differentiated solutions and accelerate the time-to-market of their products. Our open development platform provides a standard design interface, a large library of complete, pre-tested, mass manufacturing ready reference handset designs for specific market segments, a complete graphical user interface, key applications, numerous development tools, manufacturing equipment, calibration software and other software to enable field trials. We augment this comprehensive solution with a large team of locally-based field application engineers that are able to provide rapid responses to the support requirements of our customers. Our platform is customizable such that our customers can utilize different elements of our source code to enable differentiated features, which enables them to respond rapidly to market trends and design innovative feature-rich handsets at lower costs. Moreover, our platform creates a cost of switching for our customers in the form of invested technical capability and re-usable software blocks created on our software development kit.

Strong Local Presence in China.    Our strong local presence in China enables us to support our domestic PRC brand manufacturer, IDH and ODM customers. Our close proximity to our customers has enabled us to better service our customers through maintaining rapid response times with our qualified engineering staff. Our extensive PRC sales support structure has established our credibility with domestic and international brand design teams throughout the China wireless handset supply chain. We are able to access China’s top engineering talent pool through strong partnerships with China’s leading academic institutions. Our focus on technological innovation based on China’s domestic research and development talent provides us with substantially lower research and development expenses relative to our international competitors that do not have access to such talent, yielding superior financial performance. Our highly talented and motivated engineering team has been critical to our ability to rapidly achieve scale and penetration.

Experienced Management Team with Established Track Record.    We benefit from the leadership of our global management team who have diverse backgrounds, including extensive global experience in the wireless semiconductor industry. We believe that our management has successfully guided our rapid expansion while increasing our core technological capabilities. The development of a baseband and multimedia platform requires substantial investment in people, design tool infrastructure and intellectual property. Since our inception in 2001, we have invested significant resources in recruiting global wireless system, multimedia and mixed-signal design experts, building a diverse and experienced team. We have expanded from our founding team of five members in 2001 to a team of 514 engineers as of May 31, 2007.

Our Strategy

We intend to build upon our leadership in the China wireless baseband semiconductor industry and leverage our baseband expertise to become a leading player in the global wireless market. We plan to achieve this objective by pursuing the following strategies:

Continuous Investment in Technological Innovation.    We place a strong emphasis on research and development, with particular focus on the development of core wireless protocol stacks, multimedia, mixed-signal and development platform technologies. We have an established track record of rapid new product introductions, which we have achieved by leveraging our proprietary technologies. We will continue to invest in research and development activities to bring advanced wireless communications and multimedia solutions to the market as well as develop products to further expand our current portfolio, including solutions that incorporate smart phone functionality, advanced multimedia applications and other applications such as mobile digital TV. We intend to provide the most compelling integrated communications and multimedia product portfolio for our customers. For example, we intend to focus on developing a baseband processor solution for a better performance, lower-cost smart phone for the mass market that will support an open operating system, enabling the handset user to download desired functionality.

Continue to Enable Convergence of Wireless Communication, Multimedia and Mobile Internet Applications.    Our growth has historically been based on the development of a unique architecture that facilitates the rapid integration of new multimedia capabilities and enablement of mobile Internet applications. This open development platform enables third-party developers to rapidly create complete solutions supporting new converged mobile applications. We intend to leverage this platform to rapidly introduce new converged products with advanced multimedia and mobile Internet capabilities. By introducing high-end features into the mid-range and feature phone markets, we intend to bring innovative converged solutions to this high volume market.

Leverage TD-SCDMA Capabilities to Gain Substantial Share in the 3G Transition.    China is the world’s largest wireless market and its evolution into 3G is expected to be, in large part, based on the TD-SCDMA standard. We have played an instrumental role in the development of the TD-SCDMA standard, and are poised to take advantage of the anticipated rapid commercialization of TD-SCDMA. We believe we were the first to develop a TD-SCDMA single-chip solution that provides multimedia support and compatibility with existing GSM networks. Since developing this product in April 2004, we have continued to refine and make advances to our solution as the TD-SCDMA standard has evolved. Our role in the enablement of TD-SCDMA has won us substantial recognition from the Chinese government and allowed us to participate in the standards definition process for key future domestic technologies. We believe our success in developing TD-SCDMA products underscores our ability to continue to develop advanced wireless protocols. In addition to continuing our focus on TD-SCDMA, we intend to leverage our technological capability to enter additional 3G market segments, such as WCDMA/UMTS and HSDPA, and beyond.

Expand Customer Base Through Development of New Distribution Channels.    We plan to further expand our market share among domestic China brand manufacturers, IDHs and ODMs as well as pursue an international growth strategy. To date, we have experienced rapid sales growth in the domestic China market and believe we are well positioned to further expand our market share. We intend to leverage our products’ performance, cost effectiveness and multimedia capabilities, coupled with our geographic proximity and strong engineering support, to further increase our sales to these customers. Many China-based IDHs and ODMs increasingly are gaining contract design and manufacturing business with international brand manufacturers. We believe that we can leverage our relationships with these customers to help expand our sales to international brand manufacturers. Furthermore, we also intend to provide solutions to international brand manufacturers by expanding our marketing efforts to target their local China-based design resources as well as through our direct sales efforts. We also plan to penetrate emerging markets by leveraging domestic China brand manufacturers in their expansion into these geographies as well as international brand manufacturers currently shipping into these markets.

Expand Share of Semiconductor Content in the Handset.    A baseband semiconductor represents the critical strategic component in the wireless handset system. As a result, we believe we have an advantage over providers of other handset components in integrating complementary functionality into our open development platform solution. We intend to leverage our leading baseband position to expand the functions integrated into our baseband products, enhancing their value, as well as expand our product portfolio to include complementary semiconductor products to address future functionality while increasing our share of the total value of semiconductor content in the wireless handset over time.

Products

We offer a broad range of integrated baseband processor solutions for the wireless communications market. In addition, we offer turnkey solutions, which include devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory semiconductors, as well as bundled solutions that can include critical components, including our baseband semiconductor, software and third-party components.

Baseband Semiconductors

We have developed a family of baseband semiconductor solutions designed specifically for wireless handsets that support 2G to 3G wireless technology standards, such as GSM, GPRS and TD-SCDMA. Within our family of baseband semiconductors, we offer different models that support various wireless communications standards and incorporate different multimedia feature sets.

As part of our total baseband processor solution, we offer software, such as protocol stacks, user interface, file systems and device driver software, for our open platform that is integrated into our baseband semiconductors. In addition, we have integrated other third-party operating systems and application software, such as text input, Internet browsing, electronic mail, wireless application protocol, Java and multimedia messaging service into our baseband semiconductors. Also, we have developed our own software development tools to assist our customers in developing software applications for our baseband semiconductors.

When requested, we also provide certain customers with reference designs that incorporate our baseband semiconductors. These reference designs comprise a large library of complete, pre-tested, mass manufacturing ready handset designs for specific market segments.

The following table summarizes the key features of our current baseband semiconductor solutions.

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series
SC6600 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6600B SC6600D SC6600M SC6600I	April 2004 June 2005 March 2006 May 2007	• Voice-only, low-end handsets • Value multimedia handsets • Mid-range multimedia handsets	• Integrated power management • Up to 3 mega-pixel digital still camera • Motion JPEG • MPEG4 • MP3 and other format music players • USB1.1 • Bluetooth • SD card • 64-channel polyphonic ringtones

SC6800 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6800D	October 2006	• Mid-range to high-end multimedia handsets • Smart phones	• Integrated power management • Up to 5 mega-pixel digital still camera • TV-out • MPEG4 • MP3 and other format music players • USB on-the-go • Bluetooth • Java • 64-channel polyphonic ringtones

SC8800 Series of Baseband Semiconductor Solutions	3G standard of TD-SCDMA and 2G/2.5G standards of GSM/GPRS	SC8800D	October 2005	• Value multimedia handsets • Mid-range to high-end multimedia handsets	• Integrated power management • Up to 5 mega-pixel digital still camera • TV-out • Streaming video • Video telephony • MPEG4 • MP3 and other format music player • 64-channel polyphonic ringtones

2G and 2.5G Baseband Semiconductors

We offer two series of baseband semiconductor solutions that are designed for wireless handsets supporting the 2G and 2.5G technologies of GSM and GPRS. The SC6600 series of baseband semiconductors was first commercially released in April 2004. All of the models within the SC6600 series perform analog and digital signal processing and integrated power management, while more advanced models incorporate multimedia functionality. Integrated power management efficiently directs power to different components of a wireless handset, which can extend battery life. Additionally, the SC6600 series includes quad-band functionality. Quad-band functionality allows the wireless handset to support all four major GSM frequency bands, including the 850 and 1900 MHz bands that are used in the Americas and the 900 and 1800 MHz bands that are used in most other parts of the world, making it compatible with most major GSM networks worldwide.

The additional key features supported by the SC6600 series are a digital still camera with a resolution of up to 3 mega-pixels, USB1.1 devices, Bluetooth connectivity and an SD card. The multimedia functionality of the

SC6600 series includes digital audio playback that supports MP3 and other music formats such as AAC, Motion JPEG and MPEG4 digital video playback and 64-channel polyphonic ringtone playback.

The models within the SC6600 series are designed for low-end handsets, value multimedia handsets and mid-range multimedia handsets. Value multimedia handsets are handsets that provide limited multimedia functionality such as ringtone playback and MP3 digital audio playback while mid-range multimedia handsets provide a broader set of multimedia functions, including ringtone playback, digital audio playback that supports MP3 and other music formats such as AAC and a basic digital still camera.

The SC6800 series of baseband semiconductors, which was first commercially released in October 2006, is designed for mid-range to high-end multimedia handsets and smart phones, which incorporate advanced multimedia functionality. In addition to standard baseband functionality and integrated power management, our SC6800 baseband semiconductors support quad-band functionality, a digital still camera with a resolution of up to 5 mega-pixels with digital zooming of up to 16 times, USB on-the-go devices, Bluetooth connectivity and Java. The SC6800 series also provides TV-out, which enables the display of video images on a television set, and integrates advanced multimedia functionality, which includes digital audio playback that supports MP3 and other music formats such as WMA, AAC and AAC+, MPEG4 digital video playback and 64-channel polyphonic ringtone playback.

3G Baseband Semiconductors

The SC8800 series of baseband semiconductors was first commercially released in October 2005 and is designed for value multimedia and mid-range to high-end multimedia wireless handsets that support TD-SCDMA and GSM/GPRS. The SC8800 baseband semiconductors support dual mode functionality, which enables wireless handsets to support 2G, 2.5G and 3G technologies, and incorporate integrated power management. Additionally, the SC8800 series supports a digital still camera with a resolution of up to 5 mega-pixels and provides TV-out. The SC8800 series incorporates multimedia functionality, which includes streaming video, video telephony, digital audio playback that supports MP3 and other music formats such as WMA, AAC and AAC+ and MPEG4 digital video playback, and 64-channel polyphonic ringtone playback.

Turnkey Solutions

We provide turnkey solutions for our customers who want a more complete solution and to decrease the time-to-market for their products. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules, SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory semiconductors, and bundled solutions.

We phased out our SP7000 series handset boards in 2006, and we intend to phase out our SM5100 series modules within the next 12 months. We intend to continue to offer bundled solutions to meet our customers’ needs.

The SM5100 series modules, which were commercially released in April 2003, are GSM/GPRS turnkey solutions that currently incorporate our SC6600 series of baseband semiconductors. The SM5100 series modules have quad-band functionality and incorporate TCP/IP stack access. We have obtained certain PRC, North American and European certifications, such as FTA and PTCRB, for the SM5100 series modules. These SM5100 series modules have a relatively slim profile (less than 3 mm) and are designed for wireless data applications. They can be used in a variety of applications, including management and tracking systems, point-of-sale devices, metering and remote monitoring, wireless desktop phones and data modems.

The SP7000 series handset boards, which were introduced in the fourth quarter of 2004, are turnkey solutions in which our baseband semiconductors and third-party wireless handset components are installed on a board, to meet the requirements of customers with less developed in-house capabilities. We developed these products as an initial means to drive market acceptance of our baseband semiconductors.

In addition, we offer bundled solutions to certain customers. We develop reference designs based on our customers’ specifications that integrate critical components, such as our baseband semiconductors, software and third-party components. Since we order a large number of third-party components, we are able to provide these customers with pricing that is more favorable than the pricing they could obtain if they were to order such components on their own.

Our Technologies

We have extensive experience in designing GSM, GPRS and TD-SCDMA baseband semiconductors with multimedia functionality and have developed expertise in the following areas:

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Semiconductor Hardware Design.    Integrating analog and digital circuits in a single semiconductor is inherently difficult due to noise interference and other problems. We have expertise in designing complicated mixed-signal system-on-chip semiconductors using 0.18-micron or 90-nanometer CMOS technology. Our baseband semiconductors incorporate a number of functional blocks, such as a RISC processor, an analog and digital signal processor and power management. This enables us to utilize compact packages that take up less board space in our customers’ handsets.

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Wireless Software.    We have expertise in developing wireless software for baseband processor solutions. We have developed internally our own protocol stack software for our 2G/2.5G baseband semiconductors, user interface software, file systems and device driver software. We have co-developed our protocol stack software for our 3G baseband semiconductors. A protocol stack is software that enables communication by wireless handsets. In addition, we have expertise in porting other third-party operating systems and applications to our open development platform. Also, we have developed certain application software for our baseband processor solutions, such as phonebook software, and simulation tools.

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Wireless Handset Architecture.    We have expertise in developing wireless handset architectures that combine voice, data, advanced multimedia and mobile Internet functionality. In developing our architectures, we define the interfaces and software for the baseband processor solution, establish the interoperability of peripherals incorporated into the wireless handset to ensure optimized designs, define the power budgets of the baseband semiconductor and the wireless handset and develop and maintain roadmaps in various disciplines, including wireless communications standards, video compression techniques, wireless protocol development and wireless handset multimedia. In addition, we have extensive multimedia design experience with TV-out, digital audio playback standards, such as MP3, AAC and AAC+, digital video playback standards, such as Motion JPEG, MPEG4 and H.264 and 64-channel polyphonic ringtones.

Our research and development efforts are focused on advancing our core wireless technologies, advanced multimedia applications and mixed-signal and open development platform technologies. We have created a technology roadmap that is based on our view of the convergence of new wireless technologies and advanced multimedia applications. Based on ongoing dialogue with our customers and our technology roadmap, we seek to introduce new products that will achieve broad market acceptance and generate widespread customer demand, including demand for derivative products using our baseband processor solutions. We continue to reduce our product costs and improve the cost effectiveness and performance of our products and solutions. In 2007, we expect to introduce new baseband semiconductors designed in 90-nanometer CMOS process technology.

We intend to continue to invest in our research and development efforts to expand our core technologies to enable us to develop baseband processor solutions that support new wireless technologies, such as EDGE and 3G standards, and integrate advanced multimedia applications to enable smart phones and other applications such as mobile digital TV. Our gross expenditure on research and development before offsetting research grants amounted to $10.4 million, $15.6 million, $19.5 million, $3.8 million and $6.3 million in 2004, 2005 and 2006 and for the three months ended March 31, 2006 and March 31, 2007, respectively. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate amounts of the subsidies we received were $199,000, $1.6 million, $1.3 million and $ nil in 2004, 2005, 2006 and for the three months ended March 31, 2007, respectively. For the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and March 31, 2007, $206,000, $1.2 million, $950,000, $209,000 and $255,000 were recorded as offsets to research and development expenses incurred, respectively. As of March 31, 2007, we had total unused subsidies of $502,000, which we anticipate will be applied to offset research and development expenses to be incurred in 2007 and 2008. There can be no assurances that we will receive any subsidies in the future.

We have assembled a large team of experienced engineers, many of whom are leaders in their particular field or discipline. As of May 31, 2007, we employed 514 engineers, approximately 47% of whom hold a Master’s degree or Ph.D. Most of our senior engineers have work experience in international research institutions or technology companies. In the future, we intend to recruit most of our engineers in China. We have established recruiting and training programs with several leading universities in China, including Beijing University, Beijing University of Posts and Telecommunications, Fudan University, Shanghai Jiao Tong University, Southeast University, Tsinghua University, University of Electronic Science and Technology of China, Wuhan University, Xidian University and Zhe Jiang University. In addition, we will continue to selectively recruit experienced engineers from international technology companies.

Customers

We currently sell our products directly to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China, Hong Kong and Macau. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless handsets or desktop phones under their own brand name. IDHs design wireless handsets for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless handsets for those brand manufacturers. ODMs provide end-to-end wireless handset design and system integration services to their customers.

We ship our products to and receive payments directly from our IDH and ODM customers. As a result, we do not always have the ability to confirm directly with brand manufacturers who purchase wireless handsets from our IDH and ODM customers that our baseband semiconductors are incorporated into their wireless handsets. However, we believe our IDH and ODM customers sell their wireless handsets that incorporate our baseband semiconductors to many of the leading PRC wireless handset brands.

For 2006, one customer accounted for 14.5% of our revenue, and no other single customer accounted for 10.0% or more of our revenue. As our business expands, we expect our overall customer composition as well as the identity and concentration of our top customers to change from period to period.

We do not have long-term purchase commitments from our customers and our sales are made primarily pursuant to standard individual purchase orders. Before we accept a customer’s order, we often require that our customer make a down payment of at least 10% of the purchase price and agree to pay the balance of the purchase price prior to our shipment of our products to the customer. However, we also accept payments through letters of credit, generally with terms of 30 to 60 days, or bank drafts to attract and retain large customers, a trend that we expect to continue. We do not maintain product liability insurance against warranty claims, and a successful warranty or indemnification claim could require us to pay substantial damages. See “Risk Factors—Risks Related to Our Business—Our products are becoming more complex and defects in our products could result in a loss of customers, decreased revenue, unexpected expenses, loss of market share and warranty claims.”

Based upon discussions with our customers with respect to anticipated purchase orders, we prepare monthly rolling forecasts in order to place orders to manufacture our products and maintain sufficient levels of inventory.

See “Risk Factors—Risks Related to Our Business—We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.”

Sales and Marketing

We sell our products through our direct sales force in China, which consists of sales managers who are divided into teams to support major accounts in Northern China, Southern China and turnkey solutions sales. Our trained field applications engineers assist our customers in designing, testing and qualifying their products that incorporate our products. Our field applications engineers are deployed such that our customers have localized support. As of May 31, 2007, we employed 66 field application engineers.

Our sales cycle typically begins with the receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. The length of our sales cycles varies substantially, typically from four months to nine months, and depends on a number of factors, including the technical capabilities of our customer, the customer’s need for customization and the customer’s auditing and qualification process.

For our wireless handset brand manufacturer customers, the sales cycle typically takes from five to nine months depending on whether our customer begins with our reference design or our open platform. Customers that begin with our production-ready reference designs are able to develop their wireless handset quicker and place an order in a shorter amount of time than a customer that begins with our open platform. A customer that begins with our open platform usually is designing a handset that incorporates more features and functionality and, therefore, is required to invest greater engineering resources to complete and qualify the handset design. Such a customer requires greater engineering support throughout the design and qualification cycle. Accordingly, the sales cycle for those customers is longer.

For our IDH customers using our reference designs, the sales cycle typically takes up to four months. Our IDH customers are skilled at designing handsets for their customers and complete the handset designs relatively quickly. For ODM customers, the sales cycle typically takes up to six months. Our ODM customers are skilled and experienced in designing handsets, but these handsets usually do not include as many features and functions as the handsets that are developed by brand manufacturers.

We intend to expand our sales and marketing staff to create a major account sales team focused on leading international brand manufacturers, and develop product sales teams organized along specific product lines. In addition, we are building a distribution network by actively qualifying distributors.

We engage in marketing activities, such as advertising in industry publications, participating in promotional activities with our brand manufacturer customers, attending trade shows, conferences and exhibitions, holding technical seminars to promote our products, and developing PRC university research programs and courses that utilize our products. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

Manufacturing

As a fabless semiconductor company, we do not own or operate wafer fabrication or assembly and testing facilities. Instead, we develop our proprietary designs and provide them to a third-party foundry to produce silicon wafers for our baseband semiconductors. By utilizing a third-party foundry to produce silicon wafers for our baseband semiconductors and outsourcing our assembly and testing requirements, we are able to focus more of our resources on product design and software development, and eliminate the high cost of building and operating advanced semiconductor fabrication, assembly and testing facilities. All of our current baseband semiconductors are manufactured with 0.18-micron CMOS process technology. We are planning to develop new products that will be manufactured with 65 or 90-nanometer CMOS process technologies.

We have outsourced substantially all of our wafer production to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from TSMC, and provides the designs to TSMC for manufacturing. We periodically negotiate with TSMC to establish price, volume, timing and other terms, and we work closely with TSMC in order to achieve high manufacturing yields in the wafer fabrication process, which is an important aspect of our cost-reduction efforts. We do not have a guaranteed level of production capacity with TSMC. By relying upon TSMC for substantially all of our wafer fabrication needs, we face risks associated with TSMC such as lack of manufacturing capacity, limited control of delivery schedules, quality assurance, productions costs and manufacturing yields. We cannot assure you that our business will not be affected by any of these risks. See “Risk Factors—Risks Related to Our Business—We mainly depend on an independent foundry to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships” and “—Our primary foundry and assembly and testing service provider maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.”

Once our baseband semiconductors have been manufactured, we have them packaged and tested. We have developed our own automatic testing program for baseband semiconductors and outsource all of our assembly and testing requirements to ASE. By relying upon ASE for our assembly and testing requirements, we face risks associated with ASE such as capacity constraints, financial difficulties experienced by ASE or any damage to ASE’s facilities. We cannot assure you that our business will not be affected by any of these risks. See “Risk Factors—Risks Related to Our Business—The loss of the services of our independent assembly and testing service provider could significantly disrupt our shipments, harm our customer relationships and reduce our sales” and “—Our primary foundry and assembly and testing service provider maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.” We use standard, readily available packages for all of our products.

We focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production cost, we commit a new product to volume production only after sample wafers are fabricated and sample baseband semiconductors are packaged and tested.

Quality Assurance

We qualify foundries and assembly and testing service providers through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance system and, in the case of the foundry, its manufacturing capabilities and CMOS process technology roadmap. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from our foundry and assembly and testing service provider. We closely monitor foundry production for consistent quality and reliability.

Our baseband semiconductors are integrated into wireless handsets that operate within mobile operators’ networks. Before a wireless handset vendor can release a wireless handset into production, it must subject the wireless handset to rigorous field testing and obtain a certification that the wireless handset meets certain quality and interoperability standards. For example, GSM wireless handsets must obtain FTA certification. Accordingly, our baseband semiconductors undergo rigorous field testing in mobile operators’ networks and certification prior to being designed into a wireless handset. We have field tested our baseband semiconductors in operating wireless handsets within mobile operators’ networks pursuant to comprehensive test cases that we have developed. We also subject our baseband semiconductors to a battery of tests, including protocol stacks and interoperability testing, in order to obtain certification. We have obtained GCF, FTA and PTCRB certifications for our 2.5G baseband semiconductors.

Intellectual Property

We design substantially all of our baseband semiconductors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements to protect our intellectual property. As of May 31, 2007, we owned 8 patents and had 189 pending patent applications in China, we owned 8 patents and had 33 pending patent applications in the United States and we had 4 pending patent applications in Europe. In addition, we are in the process of registering with the State Intellectual Property Office of the PRC the transfer of ownership of 14 patents and 4 pending patent applications, which we acquired from a third party. Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA and GSM/GPRS technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Our 8 PRC patents expire between March 2023 and April 2025, and our 8 United States patents expire between April 2022 and December 2024.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 17 patents and 14 pending patent applications in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

On March 9, 2007, Beijing Spreadtrum entered into an intellectual property transfer agreement for the acquisition of AVS-related intellectual property. In connection with such agreement, Spreadtrum Shanghai was assigned the right to acquire additional AVS-related intellectual property. Spreadtrum Shanghai has acquired such intellectual property and is in the process of completing registration procedures.

We rely on third-party licenses for some of our key technologies, as well as other technologies that are utilized in our products. We have incorporated into our baseband semiconductors digital signal processing cores licensed from CEVA, RISC processor cores licensed from ARM, 3G protocol stack software that we co-developed with Sasken and 3G protocol stack software that we licensed from Chongyou. From time to time, we may be required to license additional technology from third-parties to develop new products or enhance our existing products. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could result in delays or other disruptions in introducing or shipping our baseband semiconductors or require us to obtain substitute technology at greater cost or of lower quality or performance standards.

We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries where the laws may not protect our proprietary rights as fully as the laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property. See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of May 31, 2007, we have registered three trademarks in China, including a trademark that incorporates our English name “Spreadtrum.” Additionally, we have registered the copyright for our 2.5G/GPRS handset software V1.0 in China. We also have registered the following domain names: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell substantially all of our products to brand manufacturers, IDHs and ODMs, and we primarily compete in China with baseband processor solutions providers, such as Analog Devices, Infineon, MediaTek and Texas Instruments. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom, Freescale and NXP.

The most significant factors that affect our competitiveness are:

•	our ability to provide a total systems solution approach;

•	our ability to offer an open development platform;

•	our ability to rapidly introduce new products to market that support the features that our customers demand;

•	the integrated functionality, performance and cost effectiveness of our products relative to those of our competitors’ products;

•	our product roadmap that meets industry trends and requirements;

•	the wireless standards that our products support;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at a competitive price; and

•	our customer support capabilities, which include technical support.

Many of our existing and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors. See “Risk Factors—Risks Related to Our Business—We may not be able to compete effectively and increase or maintain revenue and market share.”

Employees

As of May 31, 2007, our workforce consisted of 727 employees, of which 699 were located in China and 28 were located in the United States. Of our employees, 111 were in sales and marketing, 68 were in general and administration, 510 were in research and development and 38 were in operations and procurement and information technology. We had 316, 416 and 576 employees as of December 31, 2004, 2005 and 2006, respectively. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

Our principal offices are located on premises comprising approximately 12,000 square meters in Shanghai, China. On December 26, 2006, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, entered into a contract to purchase the office building where our principal offices are located. We are currently working with the seller of such office building to obtain the related ownership certificate. On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land adjacent to our principal offices that comprises approximately 23,000 square meters. Under such contract, we may apply for a land use rights certificate following our payment of the final installment. We intend to use the land and any buildings developed on such land for the operations of our company. We also have leased offices in Beijing and Shenzhen,

China and Sunnyvale, California and Austin, Texas, United States. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,000	Administration; research and development; sales.

Room 516, Building A Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	879	Administration; research and development; sales; government relations.

Room 1201, Building B Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	640	Administration; research and development; sales; government relations.

101, 1F, Beida Jade Bird Building, South Area Hi-Tech Industrial Park Shenzhen 518057, China	Lease	450	Research and development; customer support.

Room B303, Building B Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	338	Administration; research and development; sales; government relations.

810 E. Arques Avenue Sunnyvale, California 94085	Lease	836	Administration; research and development.

2525 Wallingwood Drive, Suite 250 Austin, Texas 78746	Lease	154	Research and development

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, we recently received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We are currently examining this letter and have not yet made any determinations. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

Corporate Structure

We are a holding company incorporated in the Cayman Islands with wholly-owned subsidiaries incorporated in the PRC and California. We also consolidate the results, assets and liabilities of Beijing Spreadtrum, a PRC domestic company. We incorporated in the Cayman Islands for the following reasons:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

In particular, the Cayman Islands currently does not levy taxes on corporations based upon profits, income, gains or appreciation. If we were to conduct business operations in other jurisdictions directly rather than through our subsidiaries, there is a possibility that our revenue could be subject to taxation in those other jurisdictions. If we were incorporated as a PRC domestic company, PRC government approval would be required for foreign investment and we may not be able to attract funding from investors. In addition, as a PRC domestic company, we could be required to obtain PRC government approval to list our shares in jurisdictions outside of China, which could have the effect of delaying an offering.

In accordance with PRC laws and regulations, we conduct our operations in the PRC through PRC entities. Currently, under PRC laws and regulations, non-PRC corporations are not permitted to directly employ PRC nationals. We conduct our operations in the PRC primarily through our wholly-owned PRC subsidiary, Spreadtrum Shanghai. Spreadtrum Shanghai is the entity that employs the majority of our personnel in China and through which we sell our products to our customers located in the PRC. We also have a wholly-owned PRC subsidiary, Spreadtrum Trading, through which we sell our products to our customers located outside of China. Spreadtrum Trading is incorporated in the Shanghai Waigaoqiao Free Trade Zone, which enables us to defer any tariffs and import tax for products and goods transferred between the Shanghai Waigaoqiao Free Trade Zone and outside the PRC. Additionally, we have a wholly-owned subsidiary in the United States, Spreadtrum California, which employs our personnel in the United States who work in administration and research and development. We do not conduct any sales through Spreadtrum California. We have entered into a development agreement and administrative and managerial services agreement with Spreadtrum California pursuant to which we retained Spreadtrum California to perform research and development for us and render general and administrative services to us, respectively. In consideration for providing these services to us, we pay Spreadtrum California fees, which are approximately Spreadtrum California’s cost, plus an additional percentage of those costs. For a diagram of our corporate structure, see “Prospectus Summary—Corporate Structure.”

As a result of our contractual arrangements with Beijing Spreadtrum and its three shareholders, who are PRC nationals, we consolidate Beijing Spreadtrum’s operating results, assets and liabilities into our consolidated financial statements. All three shareholders of Beijing Spreadtrum are family members of our executive officers or employees. Beijing Spreadtrum performs research and development for Spreadtrum Shanghai pursuant to a Research and Development Agreement. For a description of these family relationships and contractual arrangements, see “Related Party Transactions—Relationship with Beijing Spreadtrum.”

As a PRC domestic company, Beijing Spreadtrum may be eligible to participate in PRC government research projects that are restricted to PRC domestic companies that are not FIEs. Participants in these research projects may receive funding. To date, Beijing Spreadtrum has not participated in any PRC government research project, but may do so in the future.

REGULATION

The semiconductor industry in China is subject to substantial regulation. This section summarizes the material effects of PRC regulations on our business in China.

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the General Office of the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning ICDEs.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises and Products jointly issued by the Ministry of Information Industry, or MII, and the State Administration of Taxation, or SAT, on March 7, 2002 and the Notice Concerning Adjustment of Accreditation Organization and Administration Manner of Integrated Circuit Design Enterprises and Products jointly issued by the MII and the SAT on June 30, 2004, in order to obtain accreditation, an ICDE must:

•	be a legally established enterprise whose principal business is semiconductor design;

•	possess adequate production and quality assurance capabilities; and

•	generate more than 30% of its total annual revenue from the self-design of semiconductor products and integrated circuit design services.

The MII is the authorized examination and approval administration for accreditation of ICDEs and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of ICDEs.

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2005 and, therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004, foreign investment in integrated circuit design is encouraged and may be eligible for certain types of preferential treatment.

Preferential Taxation Policies

Under the IC Policies, ICDEs are treated as software enterprises for purposes of tax treatment.

Exemption of Customs Duties and Import-related Value-added Tax.    Under the IC Policies, an ICDE does not need to pay customs duty or import-related value-added tax, or VAT, on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment. The exemptions from customs duty and import-related VAT do not apply to equipment, technology and parts that are listed on the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions. Spreadtrum Shanghai has in the past applied for and successfully obtained exemptions from customs duty and import-related VAT and will continue to apply for such exemptions in accordance with relevant regulations in the future.

An ICDE may have semiconductors, which are designed by the ICDE itself with independent intellectual property rights, manufactured or processed overseas if such semiconductors could not be manufactured in China. From July 1, 2000 to October 1, 2004, a portion of the importation VAT related to such semiconductors may be refunded to the ICDE. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective October 1, 2004, the import-linked VAT levied on these semiconductors shall be set at 17%. Spreadtrum Shanghai is subject to the 17% import-linked VAT for semiconductors processed overseas and imported into China.

Enterprise Income Tax.    As a software enterprise, an accredited ICDE is entitled to take advantage of the preferential policies for enterprise income tax. From the year in which an ICDE first has positive accumulated earnings, the ICDE is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. Spreadtrum Shanghai has been accredited as an ICDE and is entitled to such tax preferential treatment.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which takes effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%, i.e., 2008. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, tax rate of such enterprises may gradually transition to the uniform tax rate within such transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law, i.e., 2008. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the new tax law on preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in tax laws could have a material adverse effect on our results of operations.”

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985, as amended, and the Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001, as amended;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001, and the Implementing Rules issued by the State Intellectual Property Office on September 8, 2001, effective October 1, 2001;

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of ICs, of which China was among the first signatory states in 1990;

•

the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, as amended; and

•	the Regulations on the Protection of Computer Software, issued by the State Council on December 20, 2001, effective January 1, 2002.

We have adopted a combination of patent, trademarks, copyright, employee and third-party nondisclosure agreements to protect our intellectual property in China. As of May 31, 2007, we owned 8 patents and had 189 pending patent applications in China. We acquired co-ownership of 17 patents and 14 pending patent applications in China. In addition, we are in the process of registering with the State Intellectual Property Office of the PRC the transfer of ownership of 14 patents and 4 pending patent applications, which we acquired from a third party.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies whom are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office of the PRC.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office of the PRC decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

We may register any layout design that we may have in the future.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights within a reasonable period of time despite good faith attempts to obtain the license. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined by judicial or administrative procedures.

Under the Layout Design Regulations, the Intellectual Property Administration Department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, which requires remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or the Department of Supervision and Inspection against Unfair Competition.

Our PRC patents and the layout designs may be subject to the compulsory license in accordance with the relevant regulations.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its competent local branches.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission, or their respective competent local branches.

Spreadtrum Shanghai, Spreadtrum Trading and Beijing Spreadtrum are required to handle their respective foreign exchange matters in accordance with the applicable regulations.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remitting dividends by a wholly foreign-owned enterprise out of China shall be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Dividend distribution of Spreadtrum Shanghai and Spreadtrum Trading is subject to the requirements as discussed above.

SAFE Regulations on Mergers and Acquisitions and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 23, 2005, SAFE issued a new public notice which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the General Administration of Taxation recently has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

New Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the New M&A Rules, which came into effect on September 8, 2006.

Under the New M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listing company or an offshore SPV. As defined in the New M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.

Under the New M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the New M&A Rules are subject to CSRC approval.

While the application of the New M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Jun He Law Offices, that CSRC approval may not be applicable to us in the context of this offering. However, if the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for the offering, we may face sanctions by the CSRC or other PRC regulatory agencies and certain other risks. For further details, see “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, foreign-invested enterprises are subject to land use tax, levied on a yearly basis. Such regulations authorize provincial governments to enact local implementing rules, but the Shanghai government has not issued Shanghai local implementing rules yet. As such, since January 1, 2007, Spreadtrum Shanghai is subject to, and will be levied, land use tax.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export Technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology, which does not fall into the above two catalogues, can be imported or exported upon the registration with competent commercial administration authority. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us, or other third parties outside of China, which licenses or transfer would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into license agreements with us, or other third parties outside of China, which license agreements would constitute the import of technology under PRC laws. Spreadtrum Shanghai has not obtained the approval of, or completed the applicable registration with, the relevant PRC governmental authorities for its import and export of these technologies, and may be subject to certain risks. For further details, see “Risk Factors—Risks Related to Doing Business in China—If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Ping Wu	43	President, Chief Executive Officer and Chairman of the Board of Directors

Datong Chen	52	Chief Technology Officer and Director

Hao Chen(1)	41	Director

Feng Deng(2)	44	Director

Jong Hyun Kah(2)	39	Director

Yungang (Ken) Lu(1)	44	Director

Scott Sandell(2)	42	Director

Carol Yu(1)	44	Director

Qiang Cao	45	Vice President of Marketing

Renyong Fan	46	Vice President of Operations

Bin Lu	38	Senior Vice President of Engineering

Eva Wang	34	Vice President of Legal Affairs and General Counsel

Richard Wei	44	Chief Financial Officer

Chengyun (Carson) Zhou	45	Vice President of Sales

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Ping Wu, one of our founders, has served as our President, Chief Executive Officer and Chairman of our board of directors since our inception in April 2001. Dr. Wu has over 20 years of experience in system-on-chip designs and holds three integrated circuit design patents. Prior to co-founding our company, Dr. Wu served as Senior Director of VLSI designs at Mobilink Telecom Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Design Manager of Trident Microsystems, Inc. Dr. Wu holds a bachelor of science degree in electrical engineering from Tsinghua University and a master’s degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

Datong Chen, one of our founders, has served as our Chief Technology Officer since April 2001 and as a member of our board of directors since April 2004. Dr. Chen has over 20 years of experience in the semiconductor industry and holds over 34 patents. Prior to co-founding our company, Dr. Chen co-founded OmniVision Technologies, Inc., serving as Vice President of Technology from 1995 until 2000. From 1993 until 1995, Dr. Chen served as a staff semiconductor design engineer at National Semiconductor Corporation. Dr. Chen holds a bachelor of science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University. Dr. Chen then served as a post-doctoral researcher at both the University of Illinois and Stanford University.

Hao Chen has served as a member of our board of directors since March 2007. Since April 2001, Mr. Chen has been a managing director of Legend Capital. Mr. Chen holds a bachelor of science degree in computer science from Huazhong University of Science and Technology.

Feng Deng has served as a member of our board of directors since June 2005. Mr. Deng co-founded Northern Light Venture Capital, a China focused fund, in 2005. Mr. Deng has more than 15 years of technical and managerial experience in the computer, communication and data networking industries. In 1997, Mr. Deng co-founded NetScreen Technologies, Inc., or Netscreen, and served as its Vice President of Engineering, Chief Strategy Officer and board member. NetScreen went public on Nasdaq in 2001 and was acquired by Juniper Networks, Inc., or Juniper, in 2004 for approximately $4 billion. From 2004 until 2005, Mr. Deng served as Vice President of Corporate Strategy at Juniper. Mr. Deng was awarded the Entrepreneur of the Year award in 2002 and the Innovator of the Year award in 2003. Prior to founding NetScreen, Mr. Deng worked at Intel Corporation. He also holds five United States patents in computer system architecture and semiconductor design. Mr. Deng serves as the Chairman of the Tsinghua Executive Entrepreneur Club, serves on the board of directors of Hua Yuan Science and Technology Association and is a board member of the Tsinghua University Foundation. Mr. Deng holds a master of science degree in computer engineering from the University of Southern California, a master of science degree in electrical engineering from Tsinghua University and a master of business administration degree from the Wharton Business School, University of Pennsylvania.

Jong Hyun Kah has served as a member of our board of directors since December 2006. Since January 2007, Mr. Kah has served as Vice President and Head of the Growth Business Group of SK Telecom Co., Ltd., or SK Telecom. From July 2003 until January 2007, Mr. Kah served as Vice President and Head of Global Business of SK Telecom. From July 2002 until July 2003, Mr. Kah served as Senior Vice President and Head of Portal Business of SK Communications Co., Ltd. From June 2000 until July 2002, Mr. Kah served as Chief Executive Officer and President of Lycos Korea Inc. Mr. Kah holds a bachelor of business administration degree from Yonsei University, a master of business administration degree from the University of Chicago Graduate School of Business and a juris doctor degree from the New York University School of Law.

Yungang (Ken) Lu has served as a member of our board of directors since March 2007. Since May 2004, Mr. Lu has been a managing director of APAC Capital Advisors Ltd. From April 1998 until May 2004, Mr. Lu was an equity research analyst with Credit Suisse First Boston. From March 1997 until February 1998, Mr. Lu was an equity research analyst with J.P. Morgan. In addition to serving on our board of directors, Mr. Lu is a director of AsiaInfo Holdings Limited. Mr. Lu holds a bachelor of science degree in biology from Beijing University, a master of science degree in biochemistry from Brigham Young University and a Ph.D. degree in finance from the University of California, Los Angeles.

Scott Sandell has served as a member of our board of directors since April 2004. Mr. Sandell has been a General Partner of New Enterprise Associates since 2000. In addition to serving on our board of directors, Mr. Sandell is a director of Agami System, Inc., Cassatt Corporation, Data Domain, Inc., DreamFactory Software, Inc., HelioVolt Corporation, Bloom Energy Corporation (formerly Ion America Corporation), SolFocus, Inc., SugarCRM Inc., Tableau Software, Inc., Telegent Systems, Inc. and Teneros, Inc. Since 2003, Mr. Sandell has served as co-chairman of the board of directors of the Software Development Forum. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software as the company’s first salesman. Later, he worked as a Product Manager for Windows 95 at Microsoft Corporation before joining New Enterprise Associates in 1996. Mr. Sandell holds a bachelor of arts degree in engineering sciences from Dartmouth College and a master of business administration degree from the Stanford Graduate School of Business.

Carol Yu has served as a member of our board of directors since December 2006. Since March 2004, Ms. Yu has served as the Chief Financial Officer of Sohu.com Inc. From December 2000 until January 2002, Ms. Yu served as Vice President of Guangdong Kelon Refrigerating Company Limited. From March 1995 until December 2000, Ms. Yu served as Senior Vice-President Investment Banking of Donaldson Lufkin & Jenrette Securities Corporation in Hong Kong. Ms. Yu also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the Audit Division, holding the position of General Manager of Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China. In addition, Ms. Yu is a Hong Kong Certified Public Accountant. Ms. Yu holds a bachelor’s degree in accounting from Hong Kong Polytechnic University.

Qiang Cao has served as our Vice President of Marketing since December 2006. From September 2004 until December 2006, Dr. Cao served as Vice President of Marketing of the Mobility Division of ZTE Corporation. From March 1997 until September 2004, Dr. Cao worked for Lucent Technologies (UK) and was awarded Distinguished Member of Technical Staff and appointed as Technical Director for the China Market. Dr. Cao holds a bachelor of science degree and a master of science degree in communications engineering from Beijing Polytechnic University and a Ph.D. degree in communications engineering from the Imperial College, University of London.

Renyong Fan, one of our founders, has served as our Vice President of Operations since March 2006 and from April 2001 until January 2005. From January 2005 until March 2006, Dr. Fan served as our General Manager of United States operations. Dr. Fan has more than 15 years of experience in VLSI semiconductor design and operations in various high-technology companies. Prior to co-founding our company, Dr. Fan co-founded and served as senior VLSI director at Luxxon Corporation, which was acquired by Hutchinson Whampoa Group. Dr. Fan has also held a variety of senior engineering and managerial positions at Trident Microsystems, Inc. and Sun Microsystems, Inc. Dr. Fan holds a bachelor of science degree in semiconductor physics from Nanjing University, a master of science degree in semiconductor materials and process from the Institute of Semiconductors, Chinese Academy of Sciences, and a master of science degree in electrical engineering, a master of science degree in solid state physics and a Ph.D. degree in solid state physics from Michigan State University.

Bin Lu, our Senior Vice President of Engineering, has served with us since August 2001. His expertise covers embedded software/hardware development, protocol stacks and wireless communication system development. From February 1998 until August 2001, Mr. Lu held the position of Senior Software Engineer at Mobilink Telecom Inc. From 1997 until 1998, Mr. Lu served as a consultant for Huawei Technologies Co., Ltd. while pursuing his master’s degree. Prior to 1995, Mr. Lu held various engineering positions at Catch Communications, Lenovo and the China Aerospace Institute. Mr. Lu holds a bachelor of science degree in electrical engineering from the Beijing Institute of Technology and a master’s degree in communication engineering from Tsinghua University.

Eva Wang has served as our Vice President of Legal Affairs and General Counsel since September 2006. From August 2005 until September 2006 and from May 2000 until July 2003, Ms. Wang was an attorney at Wilson Sonsini Goodrich & Rosati, P.C. From July 2003 until August 2005, Ms. Wang was an attorney at Shearman & Sterling LLP. Ms. Wang holds a bachelor of arts degree in economics and statistics from the University of Western Ontario and a juris doctor degree from the New York University School of Law.

Richard Wei has served as our Chief Financial Officer since January 2007. Prior to joining us, Mr. Wei served as the Chief Financial Officer of Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 until January 2007 and of KongZhong Corporation, a wireless value added service provider, from February 2004 until April 2005. Mr. Wei served as the Chief Financial Officer of ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 until February 2004, and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 until July 2002. Mr. Wei was a research analyst at Lehman Brothers Asia from 1996 until 2000, a research analyst at Morgan Stanley from 1994 until 1996 and a research associate at the Harvard Business School from 1993 until 1994. He also served as a systems engineer at IBM from 1985 until 1991. Mr. Wei holds a bachelor of science degree in computer science from the Massachusetts Institute of Technology and a master of business administration degree from Cornell University.

Chengyun (Carson) Zhou has served as our Vice President of Sales since January 2005. From September 2002 until January 2005, Mr. Zhou served as Sales Director of China wireless business for Texas Instruments Co. Ltd. (China). From August 2001 until September 2002, Mr. Zhou served as Sales Director of Agere Systems (Shanghai) Co. Ltd. and China Marketing Director of Agere Systems Inc. From January 2001 until August 2001, Mr. Zhou served as Marketing Director of Agere Systems (USA). From December 1995 until January 2001, Mr. Zhou served as Sales Manager and FAE Manager of Microelectronics for Lucent Technologies (China).

Mr. Zhou holds a bachelor of science degree in electrical engineering from Shanghai Jiao Tong University and a master’s degree in signal and systems from Shanghai Jiao Tong University.

The business address of each of our executive officers and directors is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company. See “—Employment Agreements” below for a description of the confidential information and invention assignment agreements we have entered into with each of our executive officers.

Terms of Executive Officers

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board of Directors

Our board of directors currently consists of eight directors plus one vacancy, which may be filled by our board of directors.

We believe that each of the members of our board of directors, except for Dr. Wu, our President and Chief Executive Officer, and Dr. Chen, our Chief Technology Officer, will be an “independent director” as that term is used in the Nasdaq corporate governance rules.

Effective upon the completion of the offering, no shareholder will have the contractual right to designate persons to be elected to our board of directors, and our post-offering memorandum and articles of association will provide that directors will be elected upon a resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes, designated as Class I, consisting of three directors, Class II, consisting of three directors, and Class III, consisting of three directors, with no more than one class eligible for reelection at any annual shareholder meeting. The three Class I directors will initially be elected for a term expiring on the date of our 2008 annual shareholder meeting and thereafter will be elected to serve terms of three years. The three Class II directors will initially be elected for a term expiring on the date of our 2009 annual shareholder meeting and thereafter will be elected to serve terms of three years. The three Class III directors will initially be elected for a term expiring on the date of our 2010 annual shareholder meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. See “Description of Share Capital—Differences in Corporate Law—Anti-Takeover Provisions in Our Memorandum and Articles of Association” for more information.

The following table sets forth the names and classes of our directors following the completion of the offering:

Class I	Class II	Class III

Hao Chen	Feng Deng	Datong Chen

Yungang (Ken) Lu	Jong Hyun Kah	Scott Sandell

	Carol Yu	Ping Wu

Directors may be removed for negligence or other reasonable cause by a resolution passed at a duly convened shareholder meeting by holders of two-thirds of our outstanding shares entitled to vote in person or by proxy at such meeting. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the directors in office. A director so elected shall hold office until the next succeeding annual shareholder meeting. Such director is eligible for reelection at that time.

Under our post-offering memorandum and articles of association, a director may vote on a contract or transaction in which the director is interested, provided that such director has disclosed the nature of his interest in such matter to the board of directors at a meeting of the board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In limited circumstances, our shareholders have the right to seek damages if a duty owed by our directors is breached. See “Description of Share Capital—Differences in Corporate Law—Directors’ Fiduciary Duties” for more information on the duties of our directors.

Committees of Our Board of Directors

We have established two committees under the board of directors—the audit committee and the compensation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Hao Chen, Yungang (Ken) Lu and Carol Yu, each of whom meets the independence standards of Nasdaq and the SEC. Carol Yu is the Chairperson of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing and overseeing the work of the independent auditors, approving the compensation of the independent auditors, and reviewing, and, if appropriate, discharging the independent auditors;

•

pre-approving engagements of the independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by the independent auditors;

•	discussing with management and the independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of the Company’s financial statements;

•

receiving, reviewing and discussing reports from the independent auditors on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within GAAP that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) any treatments preferred by the independent auditors, and (v) other material written communications between the independent auditors and management;

•	resolving any disagreements between management and the independent auditors regarding financial reporting;

•

establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Feng Deng, Jong Hyun Kah and Scott Sandell, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•

reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Director and Executive Compensation

The aggregate cash compensation that we paid to all of our executive officers for services rendered to us and our subsidiaries during the year ended December 31, 2006 was approximately $1,193,337, which includes bonuses and salaries that were earned in 2006 and paid in 2007. We currently do not provide cash compensation to directors that are not employees for serving as directors of the company. Other than compulsory social insurance for Chengyun (Carson) Zhou and life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors.

Prior to December 31, 2006, options to purchase 13,476,875 ordinary shares have been granted under our Second Amended and Restated 2001 Stock Plan to our directors and executive officers. The exercise prices of the options granted to our directors and executive officers prior to December 31, 2006 range from $0.15 to $2.24, and the expiration dates of such options range from July 16, 2013 to December 15, 2016.

Employment Agreements

Each of our executive officers has entered into a confidential information and invention assignment agreement with us. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer also has agreed during such executive officer’s term of employment to not improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us all right, title and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice, or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following such executive officer’s termination of employment.

We have entered into employment agreements with each of Ping Wu, our President and Chief Executive Officer, Datong Chen, our Chief Technology Officer, and Richard Wei, our Chief Financial Officer. We may terminate their employment at any time, with or without cause, and these executive officers may also terminate their employment at any time, for any reason or no reason at all. In the event that we terminate the employment of one of these executive officers for cause, or if the executive officer resigns without good reason, the departing executive officer will not be entitled to receive any severance benefits.

In the case of a termination without cause or a resignation for good reason, the executive officer will be entitled to certain severance benefits. For Ping Wu, our Chief Executive Officer, these severance benefits include a severance payment in an amount equal to his then current annual base salary and annual target bonus, and accelerated vesting of all outstanding equity awards as to 50% of the then unvested portion of any such award. For Datong Chen and Richard Wei, these severance benefits include severance pay for six months at their then current base salary and accelerated vesting of all outstanding equity awards as to the lesser of (i) 50% of the then unvested portion of any such award, or (ii) 25% of any such award.

Cause is defined as (i) an act of dishonesty made by the executive officer in connection with his responsibilities as our employee which is intended to result in substantial personal enrichment of the executive officer, (ii) a conviction or no contest plea to a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) gross misconduct, (iv) unauthorized use or disclosure of any of our proprietary information or trade secrets, (v) willful breach of any obligations under any written agreement or covenant with us, (vi) failure to perform employment duties after notice and an opportunity to cure the failure, and (vii) failure to cooperate in an investigation initiated by our Board of Directors. Good reason means, without the executive officer’s express written consent, (i) a significant reduction in duties, position or responsibilities, or removal from such position and responsibilities, unless the executive officer is provided with a comparable position, excluding a reduction in duties, position or responsibilities solely by virtue of us being acquired and made part of a larger entity, or (ii) the reduction of the executive officer’s aggregate base salary and target bonus opportunity below the base compensation immediately prior to such reduction, unless we also similarly reduce the base compensation of all of our other executive officers.

Pursuant to these employment agreements, each of these executive officers has also agreed to not, until the date one year after the termination of such executive officers’s employment with us, either directly or indirectly, solicit, induce, attempt to hire, recruit, encourage, take away, hire any employee of us or our subsidiaries or cause any such employee to leave his employment for any other entity or person.

Equity Compensation Plans

Second Amended and Restated 2001 Stock Plan

Our Second Amended and Restated 2001 Stock Plan was adopted by our board of directors and our shareholders in April and May 2007, respectively. Our Second Amended and Restated 2001 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our Second Amended and Restated 2001 Stock Plan following the offering. Instead we will grant options under our 2007 Equity Incentive Plan. However, our Second Amended and Restated 2001 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve.    As of May 31, 2007, we have reserved a total of 38,017,034 of our ordinary shares for issuance pursuant to the Second Amended and Restated 2001 Stock Plan. As of such date, options to purchase 30,600,703 ordinary shares were outstanding, options to purchase 6,245,595 ordinary shares have been exercised and such shares were outstanding and 1,170,736 ordinary shares were available for future grant under this plan.

Administration.    Our board of directors or a committee appointed by our board administers our Second Amended and Restated 2001 Stock Plan. Under our Second Amended and Restated 2001 Stock Plan, the administrator has the power to determine the terms of the awards, including the fair market value, the service providers who will receive awards, the number of shares subject to each such award, the exercise price, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Options.    With respect to all ISOs, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant. With respect to all NSOs, the exercise price must at least be equal to 85% of the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all options, subject to the above limitations.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will remain exercisable for at least six months. In all other cases, the option will remain exercisable for at least thirty days. However, an option generally may not be exercised later than the expiration of its term.

Transferability.    Unless the administrator provides otherwise, our Second Amended and Restated 2001 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.    Our Second Amended and Restated 2001 Stock Plan provides that in the event of our merger with or into another corporation or our change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will terminate as of the date of the closing of the merger or change in control.

Amendment and Termination.    Our Second Amended and Restated 2001 Stock Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the Second Amended and Restated 2001 Stock Plan provided such action does not impair the rights of any participant.

2007 Equity Incentive Plan

Concurrently with this offering, we intend to establish the 2007 Equity Incentive Plan. Our board of directors adopted our 2007 Equity Incentive Plan in December 2006 and we expect our shareholders to approve such plan prior to the completion of this offering.

Our 2007 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve.    The maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is 15,000,000. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	10 million ordinary shares; or

•	such other amount as our board of directors may determine.

Administration.    Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Options.    The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an ISO may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Share Appreciation Rights.    Share appreciation rights may be granted under our 2007 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted Shares.    Restricted shares may be granted under our 2007 Equity Incentive Plan. Restricted share awards are ordinary shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Restricted shares that do not vest are subject to our right of repurchase or forfeiture.

Restricted Share Units.    Restricted share units may be granted under our 2007 Equity Incentive Plan. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability.    Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.    Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and share appreciation right as to all of the ordinary shares subject to the award, all restrictions on restricted shares will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at target levels, and all other terms and conditions met. The option or share appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice.

Amendment and Termination.    Our 2007 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2007, assuming conversion of all of our outstanding preference shares into ordinary shares upon the completion of this offering, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 100,328,561 ordinary shares, which includes 17,604,840 ordinary shares outstanding as of May 31, 2007 and gives effect to the automatic conversion of all our outstanding preference shares into 82,723,721 ordinary shares upon the closing of this offering, but excludes 2,143,040 ordinary shares that were issued upon exercise of options by certain of our option holders between May 31, 2007 and the date of this prospectus.

The percentage of beneficial ownership of our ordinary shares after the offering is based on ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares to be sold by us in the offering.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is c/o Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering (assuming no exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming no exercise of the over-allotment option)		Additional Number of Ordinary Shares Being Sold in This Offering (assuming full exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming full exercise of the over- allotment option)
	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)
Directors and Executive Officers:
Ping Wu(3)	5,493,360	5.34	—	—	5,493,360	4.33	—	—	5,493,360	4.33
Datong Chen(4)	5,276,539	5.16	—	—	5,276,539	4.18	—	—	5,276,539	4.18
Hao Chen(5)	—	—	—	—	—	—	—	—	—	—
Feng Deng(6)	1,171,387	1.17	—	—	1,171,387	*	—	—	1,171,387	*
Jong Hyun Kah(7)	—	—	—	—	—	—	—	—	—	—
Yungang (Ken) Lu(8)	—	—	—	—	—	—	—	—	—	—
Scott Sandell(9)	24,375,591	24.28	—	—	24,375,591	19.59	—	—	24,375,591	19.59
Carol Yu(10)	—	—	—	—	—	—	—	—	—	—
Qiang Cao	—	—	—	—	—	—	—	—	—	—
Renyong Fan(11)	2,890,972	2.86	—	—	2,890,972	2.31	—	—	2,890,972	2.31
Bin Lu(12)	1,243,750	1.24	—	—	1,243,750	*	—	—	1,243,750	*
Eva Wang	—	—	—	—	—	—	—	—	—	—
Richard Wei	—	—	—	—	—	—	—	—	—	—
Chengyun (Carson) Zhou	*	*	—	—	*	*	—	—	*	*
All current directors and executive officers as a group(13)	40,814,099	38.33	—	—	40,814,099	31.28	—	—	40,814,099	31.28

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering (assuming no exercise of the over- allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming no exercise of the over-allotment option)		Additional Number of Ordinary Shares Being Sold in This Offering (assuming full exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming full exercise of the over- allotment option)
	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)
Principal and Selling Shareholders:
Entities affiliated with New Enterprise Associates 11, Limited Partnership(14)	24,322,630	24.24	—	—	24,322,630	19.56	—	—	24,322,630	19.56
Entities affiliated with Fortune Venture Investment Group:(15)	11,646,065	11.61	1,171,200	1.17	10,474,865	8.43	2,006,598	2.00	8,468, 267	6.81
Central Technology Venture Capital Investment Corp.	913,043	0.91	66,900	0.07	846,143	0.68	114,900	0.11	731,243	0.59
Communication Technology Venture Capital Investment Corp.	1,712,873	1.71	126,000	0.13	1,586,873	1.28	216,000	0.22	1,370,873	1.10
Emerging Technology Venture Capital Investment Corp.	339,633	0.34	24,600	0.02	315,033	0.25	42,300	0.04	272,733	0.22
Fortune IC Fund I	566,064	0.56	41,400	0.04	524,664	0.42	71,400	0.07	453,264	0.36
Fortune Technology Fund I Ltd.	847,146	0.84	62,100	0.06	785,046	0.63	106,800	0.01	678,246	0.55
Fortune Technology Fund II Ltd.	630,715	0.63	46,500	0.05	584,214	0.47	79,500	0.08	504,714	0.41
Fortunetech Seed Fund Ltd.	3,067,713	3.06	553,800	0.55	2,513,913	2.02	946,200	0.94	1,567,713	1.26
Golden Technology Venture Capital Investment Corp.	913,043	0.91	66,900	0.07	846,143	0.68	114,900	0.11	731,243	0.59
Grand Cathay & Fortune Technology Venture Capital Investment Corp.	339,639	0.34	24,600	0.02	315,039	0.25	42,399	0.04	272,640	0.22
Legend Technology Venture Capital Investment Corporation	339,639	0.34	24,600	0.02	315,039	0.25	42,399	0.04	272,640	0.22

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering (assuming no exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming no exercise of the over-allotment option)		Additional Number of Ordinary Shares Being Sold in This Offering (assuming full exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After This Offering(1) (assuming full exercise of the over-allotment option)
	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)	Number	Percent(2)
NCTU Spring I Technology Venture Capital Investment Corporation	913,037	0.91	66,900	0.07	846,137	0.68	114,900	0.11	731,237	0.59
Titan Technology Venture Capital Investment Corporation	913,043	0.91	66,900	0.07	846,143	0.68	114,900	0.11	731,243	0.59
Other entities affiliated with Fortune Venture Investment Group	150,477	0.15	—	—	150,477	0.12	—	—	150,477	0.12
Entities affiliated with Pacific Venture Partners(16)	7,800,302	7.77	—	—	7,800,302	6.27	—	—	7,800,302	6.27
Chien-Chun Chang(17)	283,137	0.28	44,100	0.04	239,037	0.19	75,900	0.08	163,137	0.13
Fortis Private Equity Asia Fund N.V.(18)	500,000	0.50	36,600	0.04	463,400	0.37	63,300	0.06	400,100	0.32
IP Fund One, L.P.(19)	2,543,504	2.54	939,000	0.94	1,604,504	1.29	1,604,502	1.6	2	*
Margaret Liu Living Trust(20)	266,667	0.27	18,300	0.02	248,367	0.20	31,500	0.03	216,867	0.17
Parawin Venture Capital Corp.(21).	1,695,669	1.69	73,500	0.07	1,622,169	1.30	126,300	0.13	1,495,869	1.20
Shanghai Hua Hong Int’1 Inc.(22)	2,345,698	2.34	18,300	0.02	2,327,398	1.87	31,500	0.03	2,295,898	1.85

*	Upon exercise of all options exercisable within 60 days of May 31, 2007, would beneficially own less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares that will be issued upon conversion of all of our outstanding preference shares. Such conversion will occur automatically upon the closing of this offering. The number of ordinary shares beneficially owned by the shareholders for the purposes of this table is the number of shares that would be beneficially owned after the closing of this offering. All options and warrants exercisable into ordinary shares within 60 days following May 31, 2007 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares, including additional ordinary shares, being sold in this offering is based on 100,328,561 ordinary shares outstanding as of May 31, 2007. Percentage ownership after this offering is based on 124,328,561 ordinary shares outstanding immediately after the closing of this offering.
(3)	Includes 2,608,916 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Dr. Wu, which have exercise prices that range from $0.15 to $3.96 per share and expiration dates that range from July 16, 2013 to March 28, 2017. Also includes 200,000 ordinary shares held by Dr. Wu’s son, George Wu, and 200,000 ordinary shares held by Dr. Wu’s son, Tony Wu.
(4)	Includes 2,025,328 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Dr. Chen, which have exercise prices that range from $0.15 to $0.75 per share and expiration dates that range from July 16, 2013 to April 22, 2016.
(5)	The address for Mr. Chen is 10/F, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing 100080, PRC.
(6)

Includes 94,792 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Mr. Deng, which have exercise prices that range from $0.35 to $2.24 per share and expiration dates that range from October 27, 2015 to December 15, 2016; 92,958 ordinary shares held by Northern Light Partners Fund, L.P.; 172,600 ordinary shares held by Northern Light Strategic Fund, L.P.; and 797,703 ordinary shares held by Northern Light Venture Fund, L.P. Each of Northern Light Partners Fund, L.P., Northern Light Strategic Fund, L.P. and Northern Light Venture Fund, L.P. is affiliated with Northern Light Venture Capital. Mr. Deng makes voting and investment decisions with respect to all of our shares beneficially owned by Northern Light Partners Fund, L.P., Northern Light Strategic Fund, L.P. and Northern Light Venture Fund, L.P. Mr. Deng disclaims beneficial ownership of all of our shares held by Northern Light Partners Fund, L.P., Northern Light Strategic Fund, L.P. and Northern Light Venture Fund, L.P. except to the extent of his pecuniary interest therein. The address for Mr. Deng is c/o Northern Light Venture Capital, 2440 Sand Hill Road, Suite 201, Menlo Park, CA 94025.

(7)	The address for Mr. Kah is c/o SK Telecom Co., Ltd., 11, Euljiro, 2-ga, Jung-gu, Seoul 100-999, Korea.
(8)	The address for Mr. Lu is 2911 Shell Tower, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(9)	Includes 69,792 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Mr. Sandell, which have exercise prices that range from $0.30 to $2.24 per share and expiration dates that range from February 2, 2015 to December 15, 2016, and the ordinary shares described in footnote 14 below with respect to New Enterprise Associates 11, Limited Partnership. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to such shares of New Enterprise Associates 11, Limited Partnership listed. The individual managers do not have voting or dispositive power with respect to the shares held by NEA Ventures 2004, Limited Partnership. The individual managers do disclaim beneficial ownership of all these shares, except to the extent of their respective proportionate pecuniary interest therein. The address for Mr. Sandell is c/o New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, CA 94025.
(10)	The address for Ms. Yu is c/o Sohu.com Inc., Vision International Center, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, PRC.
(11)	Includes 743,750 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Dr. Fan, which have exercise prices that range from $0.15 to $0.75 per share and expiration dates that range from July 16, 2013 to April 22, 2016.
(12)	Includes 350,000 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by Mr. Lu, which have exercise prices that range from $0.045 to $0.75 per share and expiration dates that range from October 30, 2011 to April 22, 2016.
(13)	The number of ordinary shares beneficially owned by all executive officers and directors as a group is the number of shares that would be beneficially owned by such group after the closing of this offering and includes 6,150,912 ordinary shares issuable upon exercise of options exercisable within 60 days of May 31, 2007 held by the executive officers and directors. As of May 31, 2007, options to purchase 16,006,875 ordinary shares have been granted under our Second Amended and Restated 2001 Stock Plan to our directors and executive officers, of which options to purchase 15,008,959 ordinary shares were outstanding.
(14)	Includes (i) 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership and (ii) 24,305,799 ordinary shares owned by New Enterprise Associates 11, Limited Partnership. The general partner for NEA Ventures 2004 Limited Partnership is J. Daniel Moore. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to such shares of New Enterprise Associates 11, Limited Partnership listed. The individual managers do not have voting or dispositive power with respect to the shares held by NEA Ventures 2004, Limited Partnership. The individual managers do disclaim beneficial ownership of all these shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.
(15)

Includes 913,043 ordinary shares held by Central Technology Venture Capital Investment Corporation; 1,712,873 ordinary shares held by Communication Technology Venture Capital Investment Corporation; 339,633 ordinary shares held by Emerging Technology Venture Capital Investment Corporation; 35,042 ordinary shares held by Fortune Consulting Group, Inc.; 566,064 ordinary shares held by Fortune IC Fund I; 3,067,713 ordinary shares held by Fortunetech Seed Fund Ltd; 847,146 ordinary shares held by Fortune Technology Fund I Ltd.; 630,715 ordinary shares held by Fortune Technology Fund II Ltd.; 913,043 ordinary shares held by Golden Technology Venture Capital Investment Corporation; 339,639 ordinary shares held by Grand Cathay & Fortune Technology Venture Capital Investment Corporation; 339,639 ordinary shares held by Legend Technology Venture Capital Investment Corporation; 913,037 ordinary shares held by NCTU Spring I Technology Venture Capital Investment Corporation; 115,435 ordinary shares held by One Capital Asia Fund I Ltd.; and 913,043 ordinary shares held by Titan

Technology Venture Capital Investment Corporation. Fortune Consulting Group, Inc. is the manager of Central Technology Venture Capital Investment Corporation, Communication Technology Venture Capital Investment Corporation, Emerging Technology Venture Capital Investment Corporation, Fortune IC Fund I, Golden Technology Venture Capital Investment Corporation, Grand Cathay & Fortune Technology Venture Capital Investment Corporation, Legend Technology Venture Capital Investment Corporation, NCTU Spring I Technology Venture Capital Investment Corporation and Titan Technology Venture Capital Investment Corporation. Fortunetech Partners, LLC is the manager of Fortunetech Seed Fund Ltd. Fortune Venture Management Pte. Ltd. is the manager of Fortune Technology Fund I Ltd., Fortune Technology Fund II Ltd. and OneCapital Asia Fund I Ltd. Each of Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. is affiliated with Fortune Venture Investment Group, or FVIG. Fan Chao-Ying Chew, Lo-Hou Chew and Chih-Yuan Chen serve on the board of directors of FVIG. The board of directors of FVIG makes voting and investment decisions with respect to all of our shares beneficially owned by Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. Each director of FVIG disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Fortune Venture Investment Group is 13F-1, No. 128, Min Sheng E. Road, Sec. 3, Taipei, Taiwan.

(16)	Includes 830,687 ordinary shares held by Pacific Technology Advisors, LDC; 4,557,227 ordinary shares held by Pacific Technology Partners, L.P.; and 2,412,388 ordinary shares held by Pacific United Technology, L.P. Pacific Technology Advisors, LDC is the general partner of Pacific Technology Partners, L.P. and Pacific United Partners, LDC is the general partner of Pacific United Technology, L.P. Each of Pacific Technology Advisors, LDC and Pacific United Partners, LDC is affiliated with Pacific Venture Partners. The managing members of Pacific Venture Partners, or the Managers of Pacific Venture Partners, are Paul Wang and Ben Yang. The Managers of Pacific Venture Partners make voting and investment decisions with respect to all of our shares beneficially owned by Pacific Technology Advisors, LDC, Pacific Technology Partners, L.P. and Pacific United Technology, L.P. The Managers of Pacific Venture Partners disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for Pacific Venture Partners is CITIC Square, 1168 Nan Jing Xi Lu, Shanghai 200041, PRC .
(17)	The address for Chien-Chun Chang is 1F, No. 8, Jhongtai E. Road, North District, Taichung City 404, Taiwan.
(18)	Fortis Private Equity Asia Fund, N.V. is managed by Fortis Private Equity (Asia) Ltd. The manager of Fortis Private Equity (Asia) Ltd. is Takashi Suzuki. Mr. Suzuki disclaims beneficial ownership of these shares. The address for Fortis Private Equity Asia Fund, N.V. is c/o Fortis Private Equity (H.K.) Ltd., 18th Floor, Fortis Bank Tower, 77-79 Gloucester Road, Hong Kong.
(19)	IP Fund One, L.P. is co-managed by William Lu, Chairman and President of Acer Technology Ventures Asia Pacific Ltd., and Ronald Chwang, Chairman and President of Acer Technology Ventures America LLC. Messrs. Lu and Chwang disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for IP Fund One, L.P. is c/o Room 1802, 168 Xizang Zhong Road, Shanghai 200001, People’s Republic of China.
(20)	Margaret Liu is the trustee of the Margaret Liu Living Trust. Ms. Liu disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein. The address for the Margaret Liu Living Trust is 765 Market Street, #31A, San Francisco, CA 94103.
(21)	Parawin Venture Capital Corp. is managed by Sharon Liao. Ms. Liao disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein. The address for Parawin Venture Capital Corp. is 11F-1, No. 89, Sung-Jen Rd., Taipei, Taiwan.
(22)	Shanghai Hua Hong Int’l Inc. is managed by Zhongrui Xia. Mr. Xia disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Shanghai Hua Hong Int’l Inc. is 4675 Stevens Creek Blvd., Suite 125, Santa Clara, CA 95051.

As of May 31, 2007, there were 100,328,561 ordinary shares outstanding on an as-converted basis, 57.1% of which were held by 105 record holders in the United States.

None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In November 2002 and April 2003, we sold an aggregate of 26,464,803 Series B preference shares in a private placement at a price of $0.75 per share. Each of Datong Chen, our Chief Technology Officer and one of our directors, Fortune Venture Investment Group, one of our principal shareholders, and Pacific Venture Partners, one of our principal shareholders, purchased shares from us in our Series B preference share private placement.

In April 2004, we sold an aggregate of 34,852,006 Series C preference shares in a private placement at a price of $1.01 per share. Each of Datong Chen, Fortune Venture Investment Group, New Enterprise Associates, one of our principal shareholders, Pacific Venture Partners and Ping Wu, our President, Chief Executive Officer and Chairman of our board of directors, purchased shares from us in our Series C preference share private placement. Scott Sandell is one of our directors and a general partner of New Enterprise Associates.

In September and October 2006, we sold an aggregate of 7,101,749 Series D preference shares in a private placement at a price of $2.74 per share. Each of Fortune Venture Investor Group, New Enterprise Associates, Pacific Venture Partners and Philip Wang, one of our former directors, purchased shares from us in our Series D preference share private placement.

The price of each series of preference shares was determined based on arm’s-length negotiations between us and the investors and approved by our board of directors.

Other Equity Issuances

We have granted options to some of our directors and executive officers pursuant to our Second Amended and Restated 2001 Stock Plan. See “Management—Director and Executive Compensation.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by applicable law) against all expenses, including damages, settlements and costs, which such person incurs or becomes obligated to incur in connection with any proceeding. Under the indemnification agreement, a proceeding includes any threatened, pending, or completed action, suit or proceeding, in which the indemnified person may be or may have been involved as a party or otherwise by reason of any event or occurrence related to the fact that such person is or was our director or officer or a director or officer of any of our subsidiaries, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture or other entity, or related to anything done or not done by such person in any such capacity, including, without limitation, any threatened, pending, or completed action, suit or proceeding by or in our right. However, we will not be obligated to indemnify any such person for certain matters, which include:

•	any judgment, fine or penalty which we are prohibited by applicable law from paying as indemnity;

•

in connection with any proceeding initiated by such person against us, any of our directors or officer or any other party, and not by way of defense, unless we have joined in or the reviewing party has consented to the initiation of such proceeding, or the proceeding is one to enforce indemnification rights under the indemnification agreement or any applicable law;

•

any matter brought about by the dishonesty or fraud of such person seeking payment under the indemnification agreement; provided, however, that such person shall be protected under the indemnification agreement as to any claims upon which suit may be brought against such person by reason of any alleged dishonesty on such person’s part, unless a judgment or other final adjudication thereof adverse to such person establishes that such person committed acts of active and deliberate dishonesty, with actual dishonest purpose and intent, and which acts were material to the cause of action so adjudicated; or

•	any matter arising out of such person’s personal tax matters.

Registration Rights

All of our preference shareholders and certain holders of our ordinary shares are party to a members agreement that provides for certain registration rights.

Demand registration rights.    Beginning six months after the completion of the offering, shareholders holding at least 30% of our registrable securities may, on no more than two occasions, require us to register or qualify for sale all of the registrable securities that such shareholders request to be registered. We are not obligated to effect any such registration if the anticipated aggregate proceeds from the sale of the registrable securities to be sold does not equal or exceed $5,000,000. If we are qualified to do so, shareholders holding in excess of 2% of ordinary shares (on an as-converted basis and including 1,556,120 ordinary shares issued or issuable upon the exercise of certain warrants) may also require us, on two occasions in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold, net of underwriting discounts and commissions, equals or exceeds $3,000,000.

We are not required to comply with any shareholders’ demand to register or qualify their registrable securities during the six-month period following the effective date of a registration subject to the “piggyback” registration rights described below and in certain other circumstances. We also have the ability to delay a requested registration or qualification in certain circumstances, including to prevent premature disclosure of material nonpublic information.

Piggyback registration rights.    Shareholders that are party to the members agreement also have “piggyback” rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” rights do not apply to registration statements relating to any employee benefit plan, shares issued in an acquisition or a corporate reorganization or any initial public offering in any jurisdiction.

Underwriters’ cutback.    The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, and eliminated in an initial public offering.

Expenses of registration.    We are generally required to bear all registration expenses relating to demand and piggyback registration rights other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration, other than a Form F-3 demand registration, if the request is subsequently withdrawn by the requesting shareholders unless the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business.

Indemnification.    The members agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights.    The registration rights described above will terminate as to any particular shareholder when such shareholder holds less than 1% of the company’s outstanding voting shares and is able to dispose of all such shares in a three-month period pursuant to Rule 144 promulgated under the Securities Act, or upon the five-year anniversary of the completion of the offering.

Relationship with Beijing Spreadtrum

Beijing Spreadtrum assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA, AVS and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Beijing Spreadtrum to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Beijing Spreadtrum to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Beijing Spreadtrum for all necessary and reasonable direct and indirect costs incurred by Beijing Spreadtrum in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. From the execution of the agreement until May 31, 2007, Spreadtrum Shanghai has paid to Beijing Spreadtrum an aggregate of approximately $1.7 million. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Beijing Spreadtrum agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement will renew automatically for additional one-year terms, unless either party elects to terminate the agreement.

In connection with the Research and Development Agreement, our employees worked closely with their counterparts at Beijing Spreadtrum. Under the Research and Development Agreement, Spreadtrum Shanghai and Beijing Spreadtrum must agree on the type of research and development projects that Beijing Spreadtrum will undertake for Spreadtrum Shanghai and the related milestones. One of our employees has been responsible for and supervised the day-to-day operations and management of Beijing Spreadtrum. In addition, Bin Lu, our Senior Vice President of Engineering, is the PRC legal representative and executive director of Beijing Spreadtrum.

On March 9, 2007, Beijing Spreadtrum entered into an intellectual property transfer agreement for the acquisition of AVS-related intellectual property from a third-party PRC company. Beijing Spreadtrum acquired the AVS-related intellectual property in order to complete the acquisition quickly and hire the employees of the third-party PRC company located in Beijing. At that time, Spreadtrum Shanghai had not established a Beijing branch office and could not hire employees in Beijing to conduct research and development activities. The total purchase price for the intellectual property acquired in such acquisition is approximately RMB 18.9 million (approximately $2.4 million), of which approximately RMB 7.4 million (approximately $958,000) has been paid and RMB 11.5 million (approximately $1.4 million) is still outstanding. Under the Research and Development Agreement, Spreadtrum Shanghai has the right to acquire the AVS-related intellectual property from Beijing Spreadtrum and will reimburse Beijing Spreadtrum for all reasonable direct and indirect costs incurred by Beijing Spreadtrum, plus an additional percentage of those costs. Also, in connection with the acquisition of AVS-related intellectual property by Beijing Spreadtrum, Spreadtrum Shanghai assumed another intellectual property transfer agreement from the same third party pursuant to which Spreadtrum Shanghai was assigned the right to acquire additional AVS-related intellectual property for RMB 20.0 million (approximately $2.6 million) from another third party. Spreadtrum Shanghai is in the process of acquiring such intellectual property from such third party and registering the acquired patents with the State Intellectual Property Office of the PRC.

In January 2005, Spreadtrum Shanghai established a representative office in Beijing, which has been converted into a Beijing branch office. In an effort to reduce our costs under the Research and Development Agreement, on May 21, 2007, Spreadtrum Shanghai’s branch office accepted the transfer of 77 of Beijing Spreadtrum’s employees. As of May 31, 2007, Beijing Spreadtrum’s workforce consisted of one employee.

Additionally, we have entered into a Loan Agreement with Shujun Zhang, Dichen Li and Yuer Zhang, the three shareholders of Beijing Spreadtrum, pursuant to which we loaned them an aggregate amount of $1,000,000. Shujun Zhang is the mother of Datong Chen, our Chief Technology Officer and one of our directors, Yuer Zhang is the mother of Renyong Fan, our Vice President of Operations, and Dichen Li is the mother of Jin Ji, one of our co-founders and employees. Pursuant to the Loan Agreement, each of Shujun Zhang, Dichen Li and Yuer Zhang agrees to use the principal amount of the loan to establish and operate Beijing Spreadtrum. Each is restricted from assigning, transferring or causing a security interest to be created with respect to the equity interests of Beijing Spreadtrum without our prior written consent. We may cause the loan, which does not accrue interest, to be repaid with prior written notice to the shareholders of Beijing Spreadtrum.

Employment and Consulting Agreements

We entered into a confidential information and invention assignment agreement with each of our executive officers. In June 2007, we entered into an employment agreement with each of Ping Wu, our President and Chief Executive Officer, Datong Chen, our Chief Technology Officer, and Richard Wei, our Chief Financial Officer. See “Management—Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) and common law of the Cayman Islands. The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital. These summaries do not purport to be complete and are subject to our post-offering memorandum and articles of association to be adopted in connection with the offering and the applicable provisions of Cayman Islands law.

The following description of our share capital assumes the adoption of our post-offering memorandum and articles of association. Throughout this description of our share capital, we summarize the material terms of our ordinary shares and preference shares as though our post-offering memorandum and articles of association are presently in effect. We have filed a copy of our post-offering memorandum and articles of association as an exhibit to our registration statement on Form F-1 filed with the SEC of which this prospectus forms a part.

After the completion of the offering, our authorized share capital will consist of 550,000,000 ordinary shares with a par value of $0.0001 per ordinary share and 15,000,000 undesignated preference shares with a par value of $0.0001 per preference share.

Ordinary Shares

General.    As of May 31, 2007, there were 100,328,561 ordinary shares on an as-converted basis outstanding held of record by 178 shareholders. In addition, there were options outstanding to purchase an aggregate of 30,600,703 ordinary shares under our Second Amended and Restated 2001 Stock Plan. All of our outstanding shares are fully paid and nonassessable. Our outstanding shares are issued in registered form. The shares are not entitled to any preemptive conversion, subscription or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Our greater than 5% shareholders do not have voting rights that differ from the voting rights of other shareholders. Voting at any meeting of shareholders is by a poll. Our post-offering memorandum and articles of association do not provide that shareholders may approve corporate matters without a meeting being held by way of written resolution.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than one third of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by a majority of the members of the board of directors then in office on its own initiative, but not by shareholders. Advanced notice of at least 10 days (but not more than 60 days) is required for the convening of annual general meetings of shareholders and any general meeting of shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a general meeting of our shareholders, while a special resolution requires the affirmative vote of two-thirds of the votes cast in person or by proxy at a general meeting of our shareholders. A special resolution is required for matters such as changing our name, amending our memorandum and articles of association or placing us into voluntary liquidation. Holders of ordinary shares, which immediately after the offering and prior to any issuance of preference shares thereafter are the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors and ratify the appointment of auditors.

Dividends.    The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, realized or unrealized, and out of share premium, a concept analogous to paid in surplus in the United States, subject to a statutory solvency test.

Liquidation.    If we were to be liquidated, the liquidator may, with the approval of our shareholders, divide among the shareholders in kind the whole or any part of our assets, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that no shareholder shall be compelled to accept any asset upon which there is liability.

Miscellaneous.    Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register and, if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Preference Shares

Upon the completion of the offering, all our preference shares then outstanding will convert into an aggregate of 82,723,721 ordinary shares.

Pursuant to the post-offering memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 15,000,000 preference shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preference shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. No such preference shares have been issued, and we have no present plans to issue any such preference shares.

History of Share Issuances

The following is a summary of our issuances of securities:

•

In April 2001, we issued 11,900,000 ordinary shares to the founders of our company at a purchase price of $0.0001 per ordinary share, which purchase price was paid in cash. In April 2004, we repurchased 796,875 unvested ordinary shares and 900,000 vested ordinary shares from one of the founders of our company at the purchase price of $0.0001 per share and $0.475 per share, respectively.

•

From time to time, we issue ordinary shares to our service providers pursuant to the exercise of options granted under our Second Amended and Restated 2001 Stock Plan. As of May 31, 2007, options to purchase 30,600,703 ordinary shares were outstanding under such plan, and 6,245,595 ordinary shares had been issued pursuant to the exercise of options granted under such plan at per ordinary share exercise prices ranging from $0.045 to $0.35 per ordinary share and such shares were outstanding. The purchase price was paid in cash.

•

In June 2001, we issued to 32 investors an aggregate of 14,385,005 Series A preference shares at a purchase price of $0.45 per share. The purchase price was paid in cash. In June 2001, we issued warrants exercisable for an aggregate of 500,000 Series A preference shares at an exercise price of $0.45 per share. Of these warrants, a warrant to purchase 250,000 Series A preference shares was exercised in June 2004 and the warrant that was not exercised has expired in accordance with its terms. The aggregate number of Series A preference shares that have been issued is 14,635,005 shares.

•

In November 2002 and April 2003, we issued to 74 investors an aggregate of 26,464,803 Series B preference shares at a purchase price of $0.75 per share. The purchase price was paid in cash. We simultaneously issued warrants exercisable for an aggregate of 1,556,120 ordinary shares at an exercise price of $0.20 per share to 44 of the Series B investors. Of these warrants, warrants to purchase 1,156,120 ordinary shares have been exercised as of May 31, 2007 and warrants to purchase 400,000 ordinary shares are currently exercisable and will terminate on November 5, 2007. On May 22, 2006, we repurchased 329,842 Series B preference shares from one investor at a purchase price of $1.01 per share.

•	In April 2004, we issued to 19 investors an aggregate of 34,852,006 Series C preference shares at a purchase price of $1.01 per share. Such amounts have been paid in cash.

•	In September 2006 and October 2006, we issued to 49 investors an aggregate of 7,101,749 Series D preference shares at a purchase price of $2.74 per share. Such amounts have been paid in cash.

Registration Rights

We have entered into a members agreement with all holders of our preference shares and certain holders of our ordinary shares. See “Related Party Transactions—Registration Rights.”

Differences in Corporate Law

Cayman Islands corporate law is modeled on English corporate law, and the Companies Law is based on a previous enactment of the English Companies Act. Cayman Islands corporate law differs from laws relating to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made. Such shareholders or creditors must in addition represent three-fourths ( 3/4) in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a business person would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction were thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of United States corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of the shares. However, appraisal rights would also not be available to shareholders of a Delaware target in a business combination transaction if the shares of the target were listed on a national securities exchange and target shareholders receive only shares of a corporation that are also listed on a national securities exchange.

Shareholders’ Suits.    A shareholder of a Delaware corporation has the right to bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question. Our Cayman Islands counsel, Maples and Calder, is not aware of any reported class action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in the United States courts pursuant to an alleged violation of the United States securities laws. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not be obtained);

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow our shareholders to put any proposal before the annual meeting of shareholders or call a shareholder meeting. Only a majority of our board of directors then in office may call a shareholder meeting.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed for negligence or other reasonable cause, but only by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records.    Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	prohibit cumulative voting in the election of directors;

•	prevent the ability of shareholders to call special meetings of shareholders;

•

create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing.    We have applied to list our ADSs on the Nasdaq Global Market under the symbol “SPRD.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A., or Citibank, has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. – Hong Kong Branch, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but may not be contained in the deposit agreement.

Each ADS represents the right to receive three ordinary shares, par value $0.0001 per share, on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Except for shares initially deposited by us or by the selling shareholders named in this prospectus in connection with this offering, no shares will be accepted for deposit without our consent.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars, if the funds are not initially in U.S. dollars, and for the distribution of the U.S. dollars to the holders, subject to the applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and any other legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section in this prospectus entitled “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to $0.05 per ADS issued

• Cancellation of ADSs	Up to $0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

• Depositary Services	Up to $0.05 per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositaries.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may waive certain depositary fees and reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

We will not deliver shares except upon receipt of ADSs for cancellation.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and assuming no exercise of the over-allotment option, we will have outstanding 8,767,000 ADSs representing 26,301,000 ordinary shares, approximately 21.2% of our ordinary shares in issue. In addition, we will have outstanding 98,027,561 ordinary shares not represented by ADSs. The ordinary shares and ADS numbers in this section, “Shares Eligible for Future Sale,” were calculated based on 100,328,561 ordinary shares outstanding as of May 31, 2007, assuming the automatic conversion of all of our outstanding preference shares into 82,723,721 ordinary shares upon closing of this offering, but excluding 2,143,040 ordinary shares that were issued upon exercise of options by certain of our optionholders between May 31, 2007 and the date of this prospectus. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Lehman Brothers Inc. on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8).

Each of the selling shareholders, our directors, executive officers and certain of our other existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares, ADSs, or securities convertible, exercisable or exchangeable into ordinary shares, ADSs or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraphs are subject to certain exceptions and adjustment under certain circumstances. See “Underwriting” for additional details.

In addition to the lock-up agreements with the representatives of the underwriters, certain of our shareholders are subject to the terms of similar lock-up provisions under our members agreement. Furthermore, our optionees are subject to lock-up provisions on similar terms.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our restricted ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,243,286 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lockup arrangements and would only become eligible for sale when the lock-up period expires.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Share Options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our equity-based compensation plans. See “Management—Equity-Based Compensation Plans” for a description of such plans.

This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	the Rule 144 limitations applicable to affiliates;

•	the expiration of the lock up period; and

•	vesting restrictions imposed by us.

As of May 31, 2007, there were outstanding options to purchase 30,600,703 ordinary shares.

Number of Shares Eligible for Future Sale

Taking into account the lock-up restrictions, the number of restricted shares that will be available for resale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

•	Beginning on the date of this prospectus, 26,301,000 ordinary shares represented by ADSs sold in the offering, will be immediately available for sale in the public market;

•

Beginning on the 181st day after the date of this prospectus, 66,060,550 of our ordinary shares will become eligible for resale, subject to volume, manner of sale and other limitations under Rule 144 ;

•

Beginning on the 181st day after the date of this prospectus, 25,438,812 of our ordinary shares will become eligible for resale under Rule 144(k), assuming holders of these shares are not deemed to have been our affiliates at any time during the three months preceding a resale;

•

Beginning on the 181st day after the date of this prospectus, 6,038,695 of our ordinary shares acquired through the exercise of options by holders who are not our affiliates will be eligible for resale under Rule 701; and

•	From time to time more than 181 days after the date of this prospectus, 489,504 of our ordinary shares will become eligible for resale in the public market.

Registration Rights

After the completion of the offering, certain holders of our ordinary shares will be entitled to have their shares registered by us for resale. For a discussion of these rights, see “Related Party Transactions—Registration Rights.”

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, many of our directors and officers are residents of countries other than the United States, and all or a substantial portion of such persons’ assets are or may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons, or to enforce against them or against us in courts of the United States, Cayman Islands or China, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed National Corporate Research, Ltd., New York, New York, as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Lehman Brothers Inc. are acting as representatives and joint book-running managers, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Lehman Brothers Inc.
Needham & Company, LLC
Piper Jaffray & Co.

Total	8,767,000

The underwriters and the representatives are collectively referred to as the “underwriters.” The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer the ADSs in the United States through its registered broker dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time-to-time be varied by the representatives.

The table below shows the per ADS and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters. The information in the following table is illustrative only. The per ADS and total underwriting discounts and commissions to be paid by the selling shareholders and us are subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS
Total by the Company
Total by the Selling Shareholders

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,313,200 additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $             million, the total underwriters’ discounts and commissions would be $             million and the total proceeds to us (before expenses) would be $             million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The underwriters have agreed to reimburse us for a portion of our fees and expenses. After such reimbursement, we estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $3.3 million. Expenses include the Securities and Exchange Commission and NASD filing fees, the Nasdaq Global Market listing fees, printing, and legal, accounting and transfer agent and registrar fees.

We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “SPRD.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Lehman Brothers Inc. on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8).

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters in this offering;

•	transactions relating to ordinary shares, ADSs or any of our other securities acquired in this offering or acquired in open market transactions after the completion of this offering;

•	the issuance of ordinary shares issuable upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus;

•

the grant or issuance of options, shares, restricted shares, restricted share units, share appreciation rights, performance units or performance shares units under our existing equity plans and the shares or other securities issued upon exercise or conversion of any of the foregoing; or

•

the issuance of up to an aggregate of 10,032,856 ordinary shares (or securities convertible into 10,032,856 ordinary shares) in connection with an acquisition or merger with another company or an acquisition of assets related to a business from another person or entity, provided that each recipient of ordinary shares (or securities convertible into ordinary shares) shall agree in writing to be subject to identical restrictions for the remainder of the lock-up period.

Each of the selling shareholders, our directors, executive officers and certain of our other existing shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Lehman Brothers Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares, ADSs, or securities convertible, exercisable or exchangeable into ordinary shares, ADSs or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing.

whether any such transaction described above is to be settled by delivery, of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters in this offering;

•	transactions relating to ordinary shares, ADSs or any of our other securities acquired in this offering or acquired in open market transactions after the completion of this offering;

•	the entry into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 180-day restricted period;

•

the exercise of any rights to acquire ordinary shares, ADSs or other securities issued pursuant to any stock option or similar equity incentive or compensation plan approved by our board of directors and shareholders for the issuance to our employees, advisors or consultants of stock options or equity grants, provided that, in each case, such plan is in effect at the closing of this offering;

•	the repurchase by us of any ordinary shares, ADSs or any of our other securities upon termination of employment with us, subject to certain conditions; or

•

the transfer of any ordinary shares, ADSs or any of our other securities to certain transferees, provided that each transferee signs and delivers a lock-up agreement substantially in the same form as the lock-up agreement described in this prospectus.

The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the representatives of the underwriters waive such extension.

In addition to the lock-up agreements with the representatives of the underwriters, certain of our shareholders are subject to the terms of similar lock-up provisions under our members agreement. Furthermore, our optionees are subject to lock-up provisions on similar terms.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 438,350 ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Lehman Brothers Inc. is 745 Seventh Avenue, New York, New York 10017. The address of Needham & Company, LLC is 445 Park Avenue, Third Floor, New York, New York 10022. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402.

Pricing of the Offering

Prior to this offering, there has been no public market for the ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada.    The ADSs may not be sold in Canada or to residents of Canada other than in compliance with applicable Canadian securities laws (“Canadian Securities Laws”). Without limiting the foregoing, offers and sales of the ADSs included in this offering may only be made in Canada or to residents of Canada (i) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registered securities dealer requirements under Canadian Securities Laws and (ii) pursuant to an exemption from the prospectus requirements under Canadian Securities Laws

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs to the public in that Relevant Member State may be made at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company.

All applicable provisions of FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.    Our ADSs may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and tax laws other than Cayman Islands, People’s Republic of China and United States federal income tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent the discussion relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our special PRC counsel. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable to non-PRC investors are exempt from any PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situation a non-PRC enterprise’s “de facto management body” is deemed to be located in the PRC. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries. In addition, although the new tax law provides that dividend income between qualified resident enterprises is exempted income, it is unclear what is considered to be a qualified resident enterprise under the new tax law.

Moreover, the new tax law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors, which are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income will come from dividends we receive from our subsidiaries, primarily those located in the PRC. If we declare dividends from such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the new tax law and be subject to the 20% income tax. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADSs holders, your investment in our ADSs or ordinary shares may be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on United States Treasury regulations in effect, or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	banks and certain other financial institutions;

•	dealers in securities or currencies;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	brokers and/or dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to United States federal income tax.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders for taxable years beginning before January 1, 2011, dividends generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under recently published Internal Revenue Service guidance, our ADSs, but not our ordinary shares, should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the Nasdaq Global Market. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the Enterprise Income Tax Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the Enterprise Income Tax Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the Enterprise Income Tax Law, see “— People’s Republic of China Taxation.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your tax basis (in U.S. dollars) in the ADS or the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2007 is based in part on our estimates of the value of our assets, as determined by estimates of the price of the ADSs in this offering and the expected price of the ADSs following the offering, and the composition of our income. Our actual PFIC status for the current taxable year ending December 31, 2007 will not be determinable until the close of the current taxable year ending December 31, 2007, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

Because PFIC status is a factual determination that cannot be made until after the close of a taxable year, our special United States Counsel expresses no opinion with respect to our PFIC status for our current taxable year and also expresses no opinion with respect to our expectations regarding our PFIC status in future years.

A Non-United States corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (within the meaning of Section 1296 of the Internal Revenue Code of 1986, as amended) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the three preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable” stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable United States Treasury regulations. Because the ADSs will be listed on the Nasdaq Global Market, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended. This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You should consult with your tax advisors regarding the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee, Nasdaq Global Market listing and entry fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$4,053
Nasdaq Global Market Listing and Entry Fee	100,000
National Association of Securities Dealers, Inc. Filing Fee	13,700
Printing Expenses	200,000
Legal Fees and Expenses	2,000,000
Accounting Fees and Expenses	1,000,000
Miscellaneous	500,000

Total	$3,817,753

The underwriters have agreed to reimburse us for a portion of our fees and expenses. All other expenses for the offering will be borne by us.

LEGAL MATTERS

The validity of the ADSs and certain legal matters as to United States and New York law will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C. Certain legal matters as to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the ordinary shares and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Commerce & Finance Law Offices. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C., beneficially hold shares representing less than 0.01% of our outstanding shares.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, and are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We and the depositary for the ADSs have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will provide or make available to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

ANNEX A—GLOSSARY OF TECHNICAL TERMS

2G/2.5G	2G/2.5G refers to the second generation wireless communications standard, which includes GSM, CDMA, i-DEN, TDMA, GPRS, EDGE and CDMA2000 1x.

3G	3G refers to the third generation wireless communications standard, which includes WCDMA/UMTS, CDMA 2000 1xEV-DO and TD-SCDMA.

AAC	Advanced Audio Coding. AAC is a standardized, lossy digital audio compression scheme. AAC was designed as an improved-performance codec relative to MP3. AAC was promoted as the successor to MP3 for audio coding at medium to high bitrates.

AAC+	An enhanced AAC format that delivers sound in as little as 32 Kbps.

AVS	Audio Video Coding Standard. AVS is a video compression technique developed by PRC companies and supported by the PRC government.

Bluetooth	An open industry standard for providing short-range and low speed wireless transmission of digital voice and data in the 2.4GHz band. This standard supports both point-to-point and multipoint applications.

CDMA	Code Division Multiple Access. A digital technology that assigns codes to data being transmitted, allowing more efficient usage of spectrum in comparison to TDMA or FDMA based technologies.

cdmaOne	The original 2G-based CDMA technology (also known as IS-95A/B).

CDMA2000 1x	A 2.5G/3G CMDA technology that doubles voice capacity in comparison to cdmaOne and also supports high-speed data of up to 153 kbps peak rates.

CDMA2000 1xEV-DO	A data optimized improvement to CDMA2000 1x that provides peak data rates of up to 2.4 Mbps.

CMOS	Complementary Metal Oxide Silicon. Currently the most common integrated circuit fabrication process technology. CMOS is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

EDGE	Enhanced Data rates for GSM Evolution. A 2.5G upgrade to GPRS that provides higher data rates (up to three times the throughput) by using improved modulation and coding techniques to the packet switched technology.

FDMA	Frequency Division Multiple Access or FDMA is an access technology that is used by radio systems to share the radio spectrum. The terminology “multiple access” implies the sharing of the resource among users, and the “frequency division” describes how the sharing is done: by allocating users with different carrier frequencies of the radio spectrum.

FTA	Full Type Approval. FTA is the official certificate of conformance to GSM/GPRS standards specified by the Global Certification Forum.

GCF	GCF certification is a certification based on requirements defined by the Global Certification Forum, an independent industry body, which provides network compliancy requirements and testing for GSM mobile devices.

GPRS	General Packet Radio Service. A data focused upgrade to GSM which introduces packet switching to the normally circuit switched technology. This allows data to be transferred only when information is actually being sent or received rather than occupying an entire circuit as GSM does normally during voice conversations.

GSM	Global System for Mobile communication. A TDMA-based 2G standard, which allows eight channels per frequency band.

H.264	Also known as MPEG-4 AVC (Advanced Video Coding), H.264 is a video compression that offers significantly greater compression than its predecessors. In addition to improvements in perceptual quality, the standard is expected to offer up to twice the compression of the current MPEG-4 ASP (Advanced Simple Profile). This standard can provide DVD-quality video at under 1Mbps, and is considered promising for full-motion video over wireless, satellite, and ADSL Internet connections.

HSDPA	High Speed Downlink Packet Access. Also known as WCDMA Release 5, an advancement on WCDMA which improves throughput to peak data rates of 14 Mbps.

Java	An object-oriented software programming language that can be executed on many operating systems.

JPEG	Joint Photographic Experts Group. JPEG is a standards committee that designed an image compression format. The compression format they designed is known as a lossy compression in that it deletes information from an image that it considers unnecessary. JPEG files can range from small amounts of lossless compression to large amounts of lossy compression.

Mixed-signal	The combination of analog and digital technology on one integrated circuit.

Motion JPEG	Motion JPEG is an informal name for multimedia formats where each video frame or interlaced field of a digital video sequence is separately compressed as a JPEG image.

MP3	MPEG Level 3 is an audio file format, based on MPEG (Moving Picture Expert Group) technology. It creates very small files suitable for streaming or downloading over the Internet.

MPEG4	Moving Picture Experts Group Compression Standard Version 4. MPEG4 is a technology for compressing voice, video and related control data and is one of the MPEG (Moving Pictures Experts Group) international standards.

OFDM	Orthogonal Frequency Division Multiplexing. OFDM is an FDM modulation technique for transmitting large amounts of digital data over a radio wave. ODFM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver. OFDM reduces the amount of crosstalk in signal transmissions.

PTCRB	PCS Type Certification Review Board.

RISC	Reduced Instruction Set Computing. A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.

TCP/IP stack	An implementation of the TCP/IP communications protocol. Network architectures designed in layers, such as TCP/IP, OSI (Open System Interconnection) and SNA (Systems Network Architecture) are called “stacks.”

TD-SCDMA	Time Division Synchronous Code Division Multiple Access. A 3G standard mainly focused on the China market that uses Time Division Duplex (unpaired) in comparison to Frequency Division Duplex (paired) transmission in order to improve data throughput potential.

TDMA	Time Division Multiples Access. The general term refers to a technology which assigns certain time slots to bits of data in order to increase the throughput on a given frequency band. TDMA also refers to the 2G technology also known as D-AMPS (IS-54) Global Mobile Systems 26 May 2004 89 and Digital PCS (IS-136) which splits each frequency band into three channels thereby tripling the available bandwidth.

UMTS	Universal Mobile Telecommunications System. A 3G standard that uses WCDMA technology with a data capacity of up to 2Mbps.

USB	Universal Serial Bus. A serial bus standard to connect devices that is commonly used in wireless handsets.

WCDMA	Wideband Code Division Multiple Access. Also known as UMTS, a 3G technology that uses CDMA based technology with a wider spectrum (5 MHz carriers versus 1.25 MHz for CDMA) to provide higher data throughput rates. Peak rates of up to 2 Mbps in local areas and 384 kbps in wide areas possible based on the standard.

WMA	Windows Media Audio. WMA is a proprietary compressed audio file format developed by Microsoft Corporation.

SPREADTRUM COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004, 2005, 2006 and as of March 31, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited)	F-4

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2007 (unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Spreadtrum Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2004, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows, for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spreadtrum Communications, Inc. and subsidiaries as of December 31, 2004, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

May 11, 2007 (May 21, 2007 as to note 18)

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,			March 31,
	2004	2005	2006	2007	2007
				(Unaudited)
					(Pro Forma) (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$30,635,938	$37,755,192	$47,253,841	$44,800,937	$44,800,937
Restricted cash	2,000,009	2,000,009	—	—	—
Term deposit	—	—	1,280,623	—	—
Accounts receivable, net of allowance for doubtful accounts of nil, nil, $87,733 and $87,733, respectively	1,864,872	936,657	11,383,955	10,713,212	10,713,212
Inventories	3,430,534	6,885,033	13,616,599	9,869,696	9,869,696
Deferred tax assets	165,164	158,320	202,357	202,357	202,357
Prepaid expenses and other current assets	280,522	1,187,712	1,101,671	1,062,634	1,062,634

Total current assets	38,377,039	48,922,923	74,839,046	66,648,836	66,648,836
Property and equipment, net	2,963,380	9,664,884	18,943,964	19,503,319	19,503,319
Acquired intangible assets, net	376,483	3,156,417	5,919,645	7,550,787	7,550,787
Deferred tax assets	—	1,006,001	1,059,986	1,059,986	1,059,986
Other long-term assets	115,815	1,289,607	3,338,998	3,938,626	3,938,626

TOTAL ASSETS	41,832,717	64,039,832	104,101,639	98,701,554	98,701,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	1,776,006	1,821,561	—	—	—
Current portion of long-term loan	—	—	576,280	1,099,015	1,099,015
Accounts payable	1,928,019	10,634,311	12,979,680	10,217,969	10,217,969
Advances from customers	423,203	4,574,479	3,297,351	2,027,970	2,027,970
Escrow for investors	—	6,743,172	—	—	—
Obligation on building construction/acquisition of building	—	6,670,946	9,236,283	5,446,376	5,446,376
Accrued expenses and other current liabilities	2,461,105	7,214,947	13,362,361	12,596,054	12,596,054
Income tax payable	—	686,841	1,849,099	1,858,160	1,858,160

Total current liabilities	6,588,333	38,346,257	41,301,054	33,245,544	33,245,544
Long-term loan	1,087,350	2,602,230	3,841,869	3,232,396	3,232,396
Deferred tax liabilities	243,130	69,805	16,858	16,858	16,858

Total liabilities	7,918,813	41,018,292	45,159,781	36,494,798	36,494,798

Commitments (Note 17)
Shareholders’ equity:
Convertible preference shares:
Series A, 14,635,005 shares authorized; 14,635,005 issued and outstanding in 2004, 2005, 2006 and 2007 (unaudited) (aggregate liquidation value of $6,585,752 at December 31, 2006)	6,493,360	6,493,360	6,493,360	6,493,360	—
Series B, 26,464,803 shares authorized, 26,464,803, 26,464,803, 26,134,961 and 26,134,961 shares issued and outstanding in 2004, 2005, 2006 and 2007 (unaudited), respectively (aggregate liquidation value of $19,601,221 at December 31, 2006)	19,708,467	19,708,467	19,375,327	19,375,327	—
Series C, 34,852,006 shares authorized, issued and outstanding in 2004, 2005, 2006 and 2007 (unaudited) (aggregate liquidation value of $35,200,526 at December 31, 2006)	35,065,430	35,065,430	35,065,430	35,065,430	—
Series D, nil, nil, 7,299,270 and 7,101,749 shares authorized, nil, nil, 7,101,749 and 7,101,749 shares issued and outstanding in 2004, 2005, 2006 and 2007 (unaudited), respectively (aggregate liquidation value of $19,458,792 at December 31, 2006)	—	—	19,267,333	19,267,333	—
Ordinary shares, $0.0001 par value, 112,000,000,112,000,000, 134,516,145 and 131,318,782 shares authorized, 12,899,792, 13,929,540, 16,781,511 and 17,174,843 shares issued and outstanding in 2004, 2005, 2006 and 2007 (unaudited), respectively	1,290	1,393	1,678	1,717	9,989
Additional paid-in capital	1,983,669	2,430,336	4,137,934	5,447,402	85,640,580
Deferred share-based compensation	(1,360,654)	(1,132,664)	—	—	—
Accumulated other comprehensive income (loss)	(3,303)	108,741	(131,503)	(208,220)	(208,220)
Accumulated deficit	(27,974,355)	(39,653,523)	(25,267,701)	(23,235,593)	(23,235,593)

Total shareholders’ equity	33,913,904	23,021,540	58,941,858	62,206,756	62,206,756

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,832,717	$64,039,832	$104,101,639	$98,701,554	$98,701,554

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Revenue	$12,934,636	$38,269,200	$107,074,745	$19,691,249	$26,167,237
Cost of revenue	10,025,251	29,631,618	63,476,344	13,505,630	14,954,155

Gross profit	2,909,385	8,637,582	43,598,401	6,185,619	11,213,082

Operating expenses:
Research and development	10,170,823	14,353,397	18,520,873	3,649,068	5,995,770
Selling, general and administrative	4,256,965	7,020,756	11,254,022	2,149,809	3,919,907

Total operating expenses	14,427,788	21,374,153	29,774,895	5,798,877	9,915,677

Income (loss) from operations	(11,518,403)	(12,736,571)	13,823,506	386,742	1,297,405
Interest income	316,563	704,075	804,967	187,795	438,565
Interest expense	(57,703)	(83,044)	(49,798)	(24,251)	(5,798)
Other income (expense), net	(16,652)	(31,422)	861,886	147,566	330,997

Income (loss) before income taxes	(11,276,195)	(12,146,962)	15,440,561	697,852	2,061,169
Income tax expense (benefit)	92,442	(467,794)	1,054,739	48,850	29,061

Net income (loss)	$(11,368,637)	$(11,679,168)	$14,385,822	$649,002	$2,032,108

Income (loss) per share - basic	$(0.87)	$(0.86)	$0.96	$0.05	$0.12
Income (loss) per share - diluted	$(0.87)	$(0.86)	$0.14	$0.01	$0.02
Shares used in calculating income (loss) per share:
Basic	13,036,959	13,523,034	15,015,724	14,375,098	16,978,784
Diluted	13,036,959	13,523,034	102,027,673	96,421,317	114,469,468
Pro Forma income per share on an as converted basis (unaudited) (Note 2):
Basic					$0.02
Diluted					$0.02
Shares used in calculating pro forma income per share on an as converted basis (unaudited) (Note 2):
Basic					99,702,505
Diluted					114,469,468

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Convertible preference shares										Additional paid-in capital	Deferred share-based Compensation	Accumulated other Comprehensive income (loss)	Accumulated deficit	Total share holders equity	Comprehensive (loss) income
	Series A		Series B		Series C		Series D		Ordinary shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2004	14,385,005	$6,380,860	26,464,803	$19,708,467	—	$—	—	$—	14,554,167	$1,456	$188,648	$—	$—	$(16,178,308)	$10,101,123
Ordinary shares repurchased in accordance with restricted shares purchase agreement	—	—	—	—	—	—	—	—	(796,875)	(80)	—	—	—	—	(80)
Ordinary shares repurchased from founders	—	—	—	—	—	—	—	—	(900,000)	(90)		—	—	(427,410)	(427,500)
Issuance of Series C convertible preference shares	—	—	—	—	34,852,006	35,065,430	—	—	—	—	—	—	—	—	35,065,430
Issuance of Series A convertible preference share upon exercise of Series A convertible preference share warrants	250,000	112,500	—	—	—	—	—	—	—	—	—	—	—	—	112,500
Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—	42,500	4	5,621	—	—	—	5,625
Deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	1,789,400	(1,789,400)	—	—	—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—	—	428,746	—	—	428,746
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(3,303)	—	(3,303)	$(3,303)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,368,637)	(11,368,637)	(11,368,637)

Balance at December 31, 2004	14,635,005	6,493,360	26,464,803	19,708,467	34,852,006	35,065,430	—	—	12,899,792	1,290	1,983,669	(1,360,654)	(3,303)	(27,974,355)	33,913,904	$(11,371,940)

Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—	1,029,748	103	123,817	—	—	—	123,920
Deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	322,850	(322,850)	—	—	—
Amortization of share-based compensation	—	—	—	—	—	—	—	—	—	—	—	550,840	—	—	550,840
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	112,044	—	112,044	$112,044
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,679,168)	(11,679,168)	(11,679,168)

Balance at December 31, 2005	14,635,005	6,493,360	26,464,803	19,708,467	34,852,006	35,065,430	—	—	13,929,540	1,393	2,430,336	(1,132,664)	108,741	(39,653,523)	23,021,540	$(11,567,124)

Issuance of Series D convertible preference shares	—	—	—	—	—	—	7,101,749	19,267,333	—	—	—	—	—	—	19,267,333
Repurchase of Series B convertible preference shares	—	—	(329,842)	(333,140)	—	—	—	—	—	—	—	—	—	—	(333,140)
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	—	—	—	—	—	—	—	—	866,121	87	173,137	—	—	—	173,224
Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—	1,985,850	198	444,469	—	—	—	444,667
Adjustment for adoption of SFAS No. 123(R)	—	—	—	—	—	—	—	—	—	—	(1,132,664)	1,132,664	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	2,222,656	—	—	—	2,222,656
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—		(240,244)	—	(240,244)	$(240,244)
Net income	—	—	—	—	—	—	—	—	—	—		—	—	14,385,822	14,385,822	14,385,822

Balance at December 31, 2006	14,635,005	6,493,360	26,134,961	19,375,327	34,852,006	35,065,430	7,101,749	19,267,333	16,781,511	1,678	4,137,934	—	(131,503)	(25,267,701)	58,941,858	$14,145,578

Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	—	—	—	—	—	—	—	—	13,334	1	2,666	—	—	—	2,667
Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—	379,998	38	89,149	—	—	—	89,187
Share-based compensation	—	—	—	—	—	—	—	—	—	—	1,217,653	—	—	—	1,217,653
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(76,717)		(76,717)	$(76,717)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	2,032,108	2,032,108	2,032,108

Balance at March 31, 2007 (unaudited)	14,635,005	$6,493,360	26,134,961	$19,375,327	34,852,006	$35,065,430	7,101,749	$19,267,333	17,174,843	$1,717	$5,447,402	$—	$(208,220)	$(23,235,593)	$62,206,756	$1,955,391

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(11,368,637)	$(11,679,168)	$14,385,822	$649,002	$2,032,108
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	9,512	3,225	85,781	—	4,681
Depreciation and amortization	1,541,628	1,752,332	3,073,118	705,869	1,017,190
Share-based compensation	428,746	550,840	2,222,656	193,243	1,217,653
Changes in operating assets and liabilities:
Accounts receivable	(1,864,872)	928,215	(10,366,701)	447,571	759,250
Inventories	(2,712,649)	(3,454,499)	(6,592,716)	(1,789,127)	3,770,627
Prepaid expenses and other assets	(262,326)	(841,825)	(1,064,238)	(1,256,090)	(237,771)
Accounts payable	1,371,153	6,867,223	995,818	3,677,998	(3,268,219)
Advances from customers	371,846	4,151,276	(1,330,684)	2,370,899	(1,279,094)
Accrued expenses and other liabilities	1,502,388	4,812,828	5,916,828	138,148	(825,672)
Income tax payable	—	686,841	1,162,258	48,850	9,061
Deferred tax assets and liabilities	77,966	(1,172,482)	(150,969)	—	—

Net cash provided by (used in) operating activities	(10,905,245)	2,604,806	8,336,973	5,186,363	3,199,814

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,702,548)	(1,292,827)	(6,541,436)	(4,720,279)	(4,101,834)
Acquisition of intangible assets	(340,000)	(1,461,931)	(4,669,493)	(1,841,832)	(2,338,494)
Proceeds from sale of property and equipment	9,743	27,778	11,834	—	—
Decrease (increase) in restricted cash	(1,000,000)	—	2,000,009	—	—
Decrease (increase) in term deposit	—	—	(1,280,623)	(3,742,048)	1,292,959
Increase (decrease) in escrow for investors	—	6,743,172	(6,743,172)	(6,743,172)	-
Increase in other long-term assets	—	(1,239,157)	(1,260,843)	(1,244,411)	(591,655)

Net cash provided by (used in) investing activities	(3,032,805)	2,777,035	(18,483,724)	(18,291,742)	(5,739,024)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Series A convertible preference shares	112,500	—	—	—	—
Net proceeds from issuance of Series C convertible preference shares	35,065,430	—	—	—	—
Net proceeds from issuance of Series D convertible preference shares	—	—	19,267,333	—	—
Borrowings from debt	3,829,889	3,336,441	2,494,139	—	—
Repayment of debt	(1,933,102)	(1,776,006)	(2,665,858)	—	(129,184)
Repurchase of ordinary shares	(427,500)	—	—	—	—
Repurchase of Series B convertible preference shares	—	—	(333,140)	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	5,625	123,920	444,667	123,850	89,187
Proceeds from issuance of ordinary shares upon exercise of warrants	—	—	173,224	—	2,667

Net cash provided by (used in) financing activities	36,652,842	1,684,355	19,380,365	123,850	(37,330)

Effect of exchange rate changes	1,007	53,058	265,035	36,634	123,636

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,715,799	7,119,254	9,498,649	(12,944,895)	(2,452,904)
CASH AND CASH EQUIVALENTS—Beginning of year	7,920,139	30,635,938	37,755,192	37,755,192	47,253,841

CASH AND CASH EQUIVALENTS—End of year	$30,635,938	$37,755,192	$47,253,841	$24,810,297	$44,800,937

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$63,349	$83,044	$33,821	$24,244	$—
Cash paid for income taxes	$—	$30,000	$40,861	$—	$20,000
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Obligation on building construction/acquisition of building	$—	$6,670,946	$6,417,447	$2,308,545	$—
Long term assets applied to acquisition of building	$—	$—	$(1,239,157)	$—	$—

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

1. DESCRIPTION OF BUSINESS

Spreadtrum Communications, Inc. (“Holding”) is incorporated in the Cayman Islands, British West Indies.

Spreadtrum Communications, Inc., its subsidiaries and its variable interest entity (“VIE”) (hereafter collectively referred to as the “Company”) is a fabless semiconductor company that designs, develops and markets baseband processor solutions for the wireless communications market. The Company combines its comprehensive semiconductor hardware design expertise with its wireless software development capabilities to deliver single-chip baseband processors with multimedia functionality and integrated power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are cost-effective and meet their time-to-market requirements.

Holding’s subsidiaries as of December 31, 2006 and March 31, 2007 (unaudited) included the following:

Name of subsidiary	Place of incorporation	Date of incorporation	Percentage of ownership
Spreadtrum Communications Corp (“US subsidiary”)	California, United States of America (the “US”)	April 17, 2001	100%
Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100%
Spreadtrum International Trading (Shanghai) Co., Ltd. (“Shanghai Trading”)	PRC	November 16, 2005	100%

In March 2005, Holding entered into a series of contractual arrangements pursuant to which, Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. (“Spreadtrum Beijing”), became Holding’s VIE. Spreadtrum Beijing provides specific research and development services to Holding and its subsidiaries. Spreadtrum Beijing is legally owned by three PRC citizens. As of December 31, 2006 and March 31, 2007 (unaudited), each one of the PRC citizen holds legal ownership of Spreadtrum Beijing of 33.33%, 33.33% and 33.34%, respectively. The investment in Spreadtrum Beijing was made with an aggregate of $1,000,000 in cash provided to these individuals by Holding. In addition, according to the agreements between Holding and its subsidiares and Spreadtrum Beijing, all results of Spreadtrum Beijing’s work would be exclusively owned by Holding and its subsidiaries, and all necessary and reasonable direct and indirect costs incurred for Spreadtrum Beijing’s work will be reimbursed by Holding and its subsidiaries. As such, Holding is considered as the primary beneficiary of Spreadtrum Beijing and therefore has consolidated Spreadtrum Beijing since its establishment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Spreadtrum Communications, Inc., its wholly-owned subsidiaries and its consolidated VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include inventory valuation, useful lives of fixed assets and acquired intangible assets, valuation allowance on deferred tax assets, accruals for warranty and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash, term deposit and accounts receivable. The Company deposits its cash and cash equivalents, term deposit and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. In general, the Company requires payments from customers before shipment although the Company accepts payment through letters of credit of 30 to 60 days or bank drafts to select customers. The Company performs ongoing credit evaluations of its customers, and maintains an allowance for doubtful accounts based upon expected collectibility. Substantially all revenue were derived from customers located in China, including Hong Kong and Macau.

The following table summarizes accounts receivable and revenue from customers which accounted for 10% or more of the accounts receivable and/or revenue.

	Accounts receivable
	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Customer A	92.5%	65.1%	*	—
Customer F	—	13.6%	—	—
Customer J	—	—	76.8%	90.6%
Customer K	—	—	14.8%	*

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

	Revenue
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Customer A	18.5%	*	*	—	—
Customer B	20.8%	—	—	—	—
Customer C	*	11.9%	*	*	—
Customer D	—	14.3%	*	*	—
Customer E	—	12.7%	*	*	—
Customer G	—	*	*	18.4%	—
Customer I	—	—	14.5%	*	23.6%
Customer J	—	—	*	—	13.4%

*	less than 10% in the period.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily money market funds, purchased with an original maturity of 90 days or less.

(f) Restricted Cash

Restricted cash consists of certificates of deposit that are designated as collateral for the short-term bank loan (see note 7).

(g) Term deposit

Term deposit consists of bank deposit with an original maturity of over 90 days.

(h) Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials and where applicable, direct labors costs and overhead incurred in bringing the inventories to their present location and condition.

(i) Property and Equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

Office building	30 years
Building improvements	10 years
Machinery and equipment	5 years
Office furniture, equipment and vehicles	5-7 years
Computer equipment and software	3-5 years
Leasehold improvements	shorter of lease terms or expected useful life

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

(j) Acquired intangible assets, net

Acquired intangible assets consist of licenses for advanced technology and are amortized using the straight-line method over their estimated useful life of three to five years.

(k) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets.

(l) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors, handset boards and modules, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services and training and support services.

The Company recognizes revenue from sales of products, including primarily baseband semiconductors, handset boards and modules, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectibility is reasonably assured. To evidence an arrangement, the Company (i) enters into a master agreement with its customers, which specifies general terms and conditions, and (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. The Company’s arrangements do not include general rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

(m) Government subsidies

Government subsidies related to expenses items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets.

(n) Shipping and handling costs

Shipping and handling costs relating to sales of $2,898, $12,147, $86,027, $3,424 and $53,397 were included in selling expenses for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively. Shipping and handling costs relating to inventory purchases of $22,123, $84,303, $119,600, $9,767 and $30,687 were included as a component of cost

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

of revenue for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

(o) Research and development costs

Research and development cost are expensed as incurred.

(p) Software development costs

The Company accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 86. Accounting for the costs of computer software to be sold, leased or otherwise marketed. Capitalization of eligible software development costs begin upon the establishment of technological feasibility, which the Company has defined as completion of a working model. To date, the Company has essentially completed its software development concurrently with the establishment of technology feasibility and accordingly, no costs have been capitalized.

(q) Warranty

In general, the Company offers a one-year warranty on all of its products. The Company accrues the estimated cost of product warranty at the time revenue is recognized, and adjusts the warranty accrual periodically based on historical experience and expected warranty claims. Although the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, the warranty obligation is affected by actual warranty costs, including but not limited to usage of material and labor and service delivery costs incurred in connection with a product failure.

(r) Share-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation expense is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Company previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Company to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.

Periods prior to the adoption of SFAS 123 (R)

Prior to the adoption of SFAS 123 (R), the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures” (“SFAS 148”).

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

The following table illustrates the effect on net loss and loss per share as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation expense for the years ended December 31, 2004 and 2005. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option pricing model and amortized on a straight-line basis over the respective vesting periods of the awards.

	Year ended December 31,
	2004	2005

Net loss	$(11,368,637)	$(11,679,168)
Add: share-based compensation expense as reported	428,746	550,840
Less: share-based employee compensation expense determined under the fair value method for all awards	(858,413)	(1,052,632)

Pro-forma net loss attributable to ordinary shares	$(11,798,304)	$(12,180,960)

Loss per share - basic and diluted, as reported	$(0.87)	$(0.86)
Loss per share - basic and diluted, pro-forma	$(0.90)	$(0.90)

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company recorded share-based compensation expense in accordance with SFAS 123 (R). Results for prior periods have not been restated. As required by SFAS 123 (R), management has made an estimate of expected forfeitures and recognized share-based compensation expense only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123 (R) was not material.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Risk-free rate of return	4.72%	4.59%	4.65%	—	4.57%
Expected life	5.50-6.75 years	5.10-5.54 years	6.30 years	—	6.30 years
Expected volatility rate	72%-74%	65%-73%	58%-60%	—	55%-56%
Dividend yield	Nil	Nil	Nil	—	Nil

(s) Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and those recognized for income tax reporting purposes, net operating loss carry forwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.

(t) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income or loss and foreign currency translation adjustment.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

(u) Foreign currency translation and foreign currency risk

The functional currency of Holding and its US subsidiary is the United States dollar (“US dollar”). The functional currency of Holding’s Chinese subsidiaries is the Renminbi (“RMB”). The Company uses the US dollar as the reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

The Company has chosen the US dollar as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as a separate component of comprehensive income (loss) in the consolidated statements of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposit denominated in RMB amounted to $2,068,510, $9,450,771, $13,851,511 and $4,453,025 as of December 31, 2004, 2005, 2006 and March 31, 2007 (unaudited), respectively.

(v) Fair value of financial instruments

The cash and cash equivalents, accounts receivable, accounts payable, advances from customers and short-term borrowings all approximate their fair values due to their short-term maturity dates. The fair value of the long-term borrowings is $937,190, $2,334,366, $3,374,687 and $2,841,742 as of December 31, 2004, 2005, 2006 and March 31, 2007 (unaudited), respectively.

(w) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in periods in which loss is reported as their effects would be anti-dilutive.

(x) Unaudited interim financial information

The financial information with respect to the three months ended March 31, 2006 and 2007 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of results to be expected for the full year.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

(y) Unaudited pro forma information

The pro forma balance sheet information as of March 31, 2007 (unaudited) assumes the conversion upon completion of the initial public offering of all convertible preference shares outstanding as of March 31, 2007 into ordinary shares.

(z) Unaudited pro forma net income per share

Pro forma basic and diluted income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion upon the closing of the initial public offering of the outstanding convertible preference shares.

(aa) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years ending after December 15, 2006. Earlier application is encouraged. The Company adopted the provisions of FIN 48 effective January 1, 2007. The adoption of this statement did not have any material impact on the Company’s financial position or results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods ending after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company excludes taxes from its revenue and, therefore, the adoption of this announcement did not have any impact on its consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

3. INVENTORIES

Inventories consisted of the following:

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Raw materials	$1,936,752	$1,824,920	$2,370,748	$2,025,913
Work in progress	—	777,736	6,417,335	2,712,720
Finished goods	1,493,782	4,282,377	4,828,516	5,131,063

	$3,430,534	$6,885,033	$13,616,599	$9,869,696

As of December 31, 2004, 2005, 2006 and March 31, 2007 (unaudited), inventory was written-down by $369,756, $555,169, $1,347,699 and $3,072,447, respectively, to reflect the lower of cost or market.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Office building	$—	$—	$13,088,393	$13,214,470
Machinery and equipment	1,575,583	1,781,773	1,783,996	2,378,859
Office furniture, equipment and vehicles	239,502	441,140	883,500	916,024
Computer equipment and software	2,664,030	2,753,584	3,484,513	3,773,605
Leasehold and building improvements	247,665	309,425	2,686,981	2,765,995

	4,726,780	5,285,922	21,927,383	23,048,953
Less: accumulated depreciation and amortization	(1,836,975)	(2,327,980)	(3,080,722)	(3,593,034)

	2,889,805	2,957,942	18,846,661	19,455,919
Construction in progress	73,575	6,706,942	97,303	47,400

	$2,963,380	$9,664,884	$18,943,964	$19,503,319

Depreciation and amortization expense was $1,066,658, $1,231,266, $1,330,922, $325,372 and $512,565 for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

As of December 31, 2004, 2005, 2006 and March 31, 2007 (unaudited), property and equipment with original cost of $1,072,971 was pledged to secure the long-term loan (see note 7).

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

5. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Software licenses	$1,610,000	$4,911,000	$9,417,650	$11,553,657
Less: accumulated amortization	(1,233,517)	(1,754,583)	(3,498,005)	(4,002,870)

	$376,483	$3,156,417	$5,919,645	$7,550,787

Acquired intangible assets are amortized over the estimated useful life, normally, three to five years. The Company recorded an amortization expense of $474,970, $521,066, $1,742,196, $380,497 and $504,625 for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

The Company expects to record an amortization expense related to its existing acquired intangible assets of $2,209,126, $2,120,498, $1,206,312, $1,069,172 and $676,708 for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

6. OTHER LONG TERM ASSETS

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Rental deposits and others	$115,815	$50,450	$838,998	$1,438,626
Deposit in real estate development	—	1,239,157	—	—
Deposit in residential building	—	—	2,500,000	2,500,000

	$115,815	$1,289,607	$3,338,998	$3,938,626

On March 1, 2004, the Company, through its subsidiary Spreadtrum Shanghai, signed a land use right transfer agreement with Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (“Shanghai Zhangjiang”), a governmental entity, to acquire land use rights (the “Land”) for a period of 50 years for $981,000. In December 2004, the Company transferred its right to acquire the Land to a third-party company (the “Real Estate Company”) established by Profit Ocean Investment Ltd. (“Profit Ocean”), an unrelated party to the Company, for a 25% equity interest in the Real Estate Company. The Real Estate Company was established for the purpose of developing the Land with the expectation that Spreadtrum Shanghai would rent or purchase a portion of the developed properties, later specified by the parties to include an office building and a block of residential units. Under the arrangement, the Company had an option whereby it could elect to acquire the properties at a discount in lieu of its 25% interest in the Real Estate Company.

In December 2005, the Company's 25% ownership interest in the Real Estate Company was effectively converted into a 25% ownership interest in Profit Ocean, limited to Profit Ocean's financial interests in the Real

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Estate Company’s Land development project. Profit Ocean did not have, nor has it had since inception, other operations other than that of its interest in the Real Estate Company.

The total cost of completing the development of the Land was estimated to be approximately RMB 300 million (approximately $37.5 million). The Company has never been contractually obligated to fund any of this cost or, if any, losses of either the Real Estate Company or Profit Ocean.

In each of November 2005, January 2006 and November 2006, during the development of the Land, the Company paid RMB 10 million (approximately $1.2 million), for a total of RMB 30 million (approximately $3.7 million), to the Real Estate Company to secure its right to purchase the office building and recorded such payments as deposit.

In May 2006, the Company paid RMB 20 million (approximately $2.5 million) to the Real Estate Company as a down payment on behalf of the Company's employees to secure its rights to acquire the residential units. These amounts were to be returned to the Company in October and November 2006 when the employees were expected to acquire the residential units. As only a portion of the available residential units were acquired by the Company's employees and in conjunction with a subsequent agreement between the Company and the Real Estate Company in December 2006, RMB 20 million has been retained by the Real Estate Company as a deposit for the Company’s right to buy, or designate its employees to buy, the remaining units over a two-year period. The amount will be applied to off-set the purchase price of the residential units to be bought in the future.

The Company concluded that, prior to the termination of the arrangement in December 2006 the Real Estate Company was a VIE, with which the Company became involved in December 2004. However, the Company did not believe that it was or had been the primary beneficiary of the Real Estate Company since the date of its initial involvement. Although the Company was not the primary beneficiary of the Real Estate Company, the Company, prior to December 2006, held significant variable interests in the Real Estate Company through its 25% ownership interest and its option to rent or purchase certain properties of the Real Estate Company. The Company's maximum exposure to loss was as follows:

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Fair value of land use right	$2,507,000	$2,507,000	$—	$—
Deposit	—	1,239,157	—	—

	$2,507,000	$3,746,157	$—	$—

Although not considered as the primary beneficiary, the Company had determined that it was the owner of the office building during the construction period in accordance with EITF 97-10, “The Effect of Lessee Involvement in Asset Construction.” Accordingly, the Company had recorded $nil and $6,670,946 as construction in progress as of December 31, 2004 and 2005 respectively, and corresponding liabilities reflected as obligation on building construction/acquisition of building in the accompanying consolidated balance sheets.

In December 2006, Spreadtrum Shanghai entered into an agreement with the Real Estate Company to acquire the office building at a consideration of RMB 102,123,360. The deposit in the real estate development of an aggregate of RMB 30 million was used to offset the purchase price of the office building. As of December 31,

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

2006 and March 31, 2007 (unaudited), the remaining purchase price of RMB 72,123,360 (approximately $9.2 million) and RMB 42,123,360 (approximately $5.4 million) was reported as obligation on building construction/acquisition of building in the accompanying consolidated balance sheet, respectively.

In January 2007, Spreadtrum Shanghai purchased a parcel of undeveloped land for approximately RMB 46.5 million (approximately $6.0 million). As of March 31, 2007 (unaudited), approximately RMB 4.6 million (approximately $600,000) has been paid pursuant to this purchase and was accounted for as rental deposits and others within the other long term assets (see note 18).

7. INDEBTEDNESS

In October and November 2004 and May 2005, the Company entered into loan agreements denominated in RMB with a commercial bank with maturity of six to twelve months. As of December 31, 2004 and 2005, the Company’s short-term bank borrowings were collateralized by a cash deposit of $2,000,009, which was reported as restricted cash in the accompanying consolidated balance sheets. In May 2006, the short-term bank borrowings were fully repaid, and, therefore, the cash deposit of $2,000,009 restricted as collateral was released accordingly. During the years ended December 31, 2004, 2005 and 2006, the average interest rate was 4.6%, 5.3% and 5.3% per annum, respectively.

In July 2004, the Company entered into an interest-free loan agreement denominated in RMB with Shanghai Enterprise Incorporation Investment Co. Ltd., a local government entity. The total facility under this agreement is RMB 21 million (approximately $2.6 million). As of December 31, 2005, 2006 and March 31, 2007 (unaudited), the Company had fully withdrawn the line of credit. In December 2006 and January 2007, the Company repaid RMB 6.5 million (approximately $830,000) and RMB 1.0 million (approximately $129,000) of this amount, respectively. The remaining balance shall be repaid in four installments starting in May 2007, with the final installment due in July 2009. This loan is collateralized by certain equipment with an original cost of $1,072,971.

In May 2006, the Company entered into a three-year loan agreement for RMB 20 million (approximately $2.5 million) with a PRC financial institution which bears interest at 6.05% per annum. The local government agreed to reimburse all of the loan interest in support of the development of high technology entities. This reimbursement has been recorded as a reduction to interest expense. Therefore, no interest expense has been recognized for the loan. The loan principal is due on May 29, 2009. Shanghai Economics Technology Investment and Guarantee Co., Ltd (“SETIG”) provided a 90% guarantee of the loan for which the Company paid a fee of RMB 540,000 (approximately $68,000). This fee is being amortized to interest expense over the loan period.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Short-term and long-term loans were as follows:

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Short-term bank loan	$1,776,006	$1,821,561	$—	$—
Long-term interest-free loan, current portion	—	—	576,280	1,099,015

	1,776,006	1,821,561	576,280	1,099,015
Long-term interest-free loan, non-current portion	1,087,350	2,602,230	3,841,869	3,232,396

	$2,863,356	$4,423,791	$4,418,149	$4,331,411

To be repaid as follows:
2007			$576,280	$452,536
2008			640,312	646,479
2009			3,201,557	3,232,396

			$4,418,149	$4,331,411

8. ESCROW FOR INVESTORS

In December 2005, certain holders of Series A and Series B convertible preference shares (“Transferors”) sold their preference shares to other investors (“Transferees”). The transfer and settlement of the consideration was executed through the Company in accordance with the transfer agreement. As of December 31, 2005, the Company had received $6,743,172 from the Transferees which was held in escrow for the Transferors. The Company remitted the amount to the Transferors subsequent to December 31, 2005.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
Accrued employee compensation	$1,082,108	$1,797,918	$2,981,523	$2,331,885
PRC individual income tax payable	150,521	1,788,729	3,306,787	3,693,944
Accrued royalty	217,353	490,947	650,926	716,007
Accrued warranty	309,086	669,780	1,568,615	1,555,000
Customer deposit	—	396,530	982,216	1,199,113
Deferred revenue	—	729,864	242,038	115,073
Government subsidies	149,967	496,351	757,236	501,864
Accrued professional service fee	101,000	201,406	1,128,373	1,041,209
Other accrued expenses and current liabilities	451,070	643,422	1,744,647	1,441,959

	$2,461,105	$7,214,947	$13,362,361	$12,596,054

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products for using the relevant technology or license. The Company recorded royalty expense of $429,553, $1,267,699, $3,525,341, $591,003 and $818,298 for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively. Royalty expense is included as part of cost of revenue in the accompanying consolidated statements of operations.

Warranty

The change in accrued warranty costs was summarized as follows:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Beginning balance	$145,115	$309,086	$669,780	$669,780	$1,568,615
Warranty provision	187,043	465,530	1,590,720	252,905	403,807
Warranty cost incurred	(23,072)	(104,836)	(691,885)	(40,078)	(417,422)

Ending balance	$309,086	$669,780	$1,568,615	$882,607	$1,555,000

Government subsidies

The Company received subsidies from the Chinese government to fund research and development activities and acquisition of equipment.

Amounts of $206,353, $1,204,840, $950,393, $209,149 and $255,372 of the government subsidies received has been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

Amounts of nil, $125,000, $121,600, $96,635 and nil of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2004, 2005, 2006 and March 31, 2007 (unaudited) were $149,967, $496,351, $757,236 and $501,864 not yet applied to as there were unfulfilled conditions for those specific research and development projects to earn the subsidies.

10. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is a fabless semiconductor company that designs, develops and markets baseband processor solutions for the wireless communications market. In accordance with SFAS No. 131, “Disclosures about

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment of baseband processor solutions, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

The following table summarizes the Company’s revenue generated from different geographic locations for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited):

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Mainland China, excluding Hong Kong and Macau	$12,934,636	$36,110,407	$73,333,960	$16,908,679	$14,805,194
Hong Kong & Macau	—	1,989,910	33,452,186	2,782,570	10,888,059
Others	—	168,883	288,599	—	473,984

	$12,934,636	$38,269,200	$107,074,745	$19,691,249	$26,167,237

The following table summarizes the Company’s revenue generated from sales of baseband semiconductors and turnkey solutions for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited):

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Baseband semiconductors	$80,044	$4,081,534	$54,937,037	$4,848,638	$20,589,532
Turnkey solutions	12,854,592	34,187,666	52,137,708	14,842,611	5,577,705

	$12,934,636	$38,269,200	$107,074,745	$19,691,249	$26,167,237

Substantially all of the Company’s tangible long-lived assets are located in the PRC.

11. INCOME TAXES

The Holding is a tax-exempted company incorporated in the Cayman Islands, while its business in PRC is subject to related PRC tax regulations.

Spreadtrum Shanghai is governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Law”). Pursuant to the PRC Income Tax Law, a foreign investment enterprise (“FIE”) is subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on its taxable income. Spreadtrum Shanghai is a high-technology enterprise located in Zhangjiang Hi-Tech Park, which is subject to a preferential income tax rate of 15%.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Foreign-invested IC design enterprises are entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter (the “Tax Holiday”). Spreadtrum Shanghai is approved as a qualified IC design enterprise and has complied with the relevant regulations to continue to be qualified as an IC design enterprise. Spreadtrum Shanghai is in a tax loss position and has not started the Tax Holiday as of December 31, 2006 and March 31, 2007 (unaudited).

As a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing is subject to PRC income tax at a preferential tax rate of 15%, and is entitled to an income tax exemption for 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2011 based on the approval obtained from the tax authority.

Shanghai Trading was established in Shanghai Waigaoqiao Free Trade Zone and is subject to PRC income tax at a preferential rate of 15%.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New Tax Law. Under the New Tax Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The New Tax Law provides a five-year transition period from its effective date for enterprises, which were established before the promulgation date of the New Tax Law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. According to the New Tax Law, entities qualified as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

Spreadtrum Shanghai, Spreadtrum Beijing and Spreadtrum Trading will gradually transition from 15% to the uniform tax rate of 25% from 2008 to 2012.

Spreadtrum Shanghai will apply for status as a high-technology company, which will provide a 15% tax rate under the New Tax Law. According to applicable accounting rules, until Spreadtrum Shanghai receives official approval for this status, it must use the transition rule in calculating its deferred tax balances, which means a gradual increase in applicable tax rates over the five-year transition period.

In addition, based on the New Tax Law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its Tax Holiday in the same year that the New Tax Law goes into effect, i.e., 2008. As such, Spreadtrum Shanghai will begin its Tax Holiday in 2008 even if it is not yet cumulatively profitable at that time. In such case, Spreadtrum Shanghai would be exempt from income tax for 2008 to 2009, and entitled to a 50% tax rate reduction for the succeeding three years from 2010 to 2012.

The US subsidiary is subject to US federal and state income taxes of 34% and 9%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 40%.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

The provision for income taxes by location of the taxing jurisdiction for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004	2005	2006

PRC:
Current	$—	$127,000	$1,102,000
Deferred	—	—	—

	—	127,000	$1,102,000

US:
Current	14,476	577,688	103,708
Deferred	77,966	(1,172,482)	(150,969)

	92,442	(594,794)	(47,261)

	$92,442	$(467,794)	$1,054,739

The significant components of the Company's deferred income tax assets and liabilities consisted of the following:

	December 31,
	2004	2005	2006
Deferred tax assets:
Research and development credits	$771,394	$1,006,001	$1,059,986
Reserves and accruals recognized in different periods	165,164	158,320	202,357
Tax loss carry forward	648,116	1,814,492	2,253,467

	1,584,674	2,978,813	3,515,810
Less: valuation allowance	(1,419,510)	(1,814,492)	(2,253,467)

Deferred tax assets	$165,164	$1,164,321	$1,262,343

Analysis as:
Current	$165,164	$158,320	$202,357
Non-current	$—	$1,006,001	$1,059,986

Deferred tax liabilities:
Fixed Assets basis difference	$(243,130)	$(69,805)	$(16,858)

Analysis as:
Current	$—	$—	$—
Non-current	$(243,130)	$(69,805)	$(16,858)

Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. A valuation allowance was recorded for the US subsidiary as of December 31, 2004 in relation to its utilization of research and development tax credits. Such credits were not expected to be utilized during the carryforward period because the US subsidiary had reported minimal levels of income since its inception. The main activities of the US subsidiary are to perform research and development and other related administrative services for the

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Company and the US subsidiary receives fees of cost plus a margin. In 2005, the US subsidiary increased the amount of services provided to the Company and performed a study which resulted in an increase in the margin charged for such services, effective January 2006. Therefore, management of the Company concluded that the projected future profitability would be sufficient to realize the research and development tax credits and the valuation allowance related to such credits was reversed.

As of December 31, 2006, Spreadtrum Shanghai, Spreadtrum Beijing, and Shanghai Trading have total net operating losses carried forward of approximately $15.0 million, of which $1.9 million, $2.6 million, $7.7 million and $2.8 million will expire in 2009, 2010, 2011 and 2012, respectively. As these subsidiaries have not yet entered their first year of profit making, this pre-Tax Holiday loss results in a deferred tax asset of approximately $2.3 million with the applicable tax rate of 15%. However, it is more likely than not that the tax loss carry forward will not be utilized in the future because the PRC subsidiaries have been in loss positions since establishment, and therefore, a full valuation allowance was provided.

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The adoption of FIN 48 did not have any material impact on the Company’s financial position or results of operations. The Company has an unrecognized tax benefit of approximately $1.8 million as of March 31, 2007 (unaudited), which, if recognized, would favorably affect the effective income tax rate in future periods.

The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of March 31, 2007 (unaudited), the amount of interest and penalties related to uncertain tax positions was immaterial.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. From inception to 2006, the Company, excluding the US subsidiary, is subject to examination by the PRC tax authorities.

The U.S. subsidiary’s federal income tax returns for 2003 through 2006 and California state income tax returns for 2002 through 2006 are open tax years, subject to examination by the relevant tax authorities.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Reconciliation between the total income tax expense (benefit) computed by applying the applicable enterprise income tax rate of 33% to the income (loss) before taxes and the actual income tax expense was as follows:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
PRC income tax rate	33%	33%	33%	33%	33%
Effect of different tax rate of Holding and subsidiaries	(30%)	(23%)	(37%)	(37%)	(16%)
Effect of tax rates in foreign jurisdictions	—	(1%)	7%	7%	—
Expenses not deductible for tax purpose	—	(1%)	1%	1%	—
Utilization of tax loss in prior periods	—	—	—	—	(9%)
Benefit of Tax Holiday	—	—	—	—	(7%)
Change in valuation allowance	(4%)	(4%)	3%	3%	—

Effective tax rate	(1%)	4%	7%	7%	1%

12. SHAREHOLDERS’ EQUITY

Convertible preference shares

In June 2001, the Company issued 14,385,005 shares of Series A convertible preference shares at $0.45 per share and two warrants to purchase up to 500,000 shares of the Company’s Series A convertible preference shares at an exercise price of $0.45 per share for cash proceeds of $6,380,860, net of issuance costs of $92,392.

The fair value of the warrants at time of issuance was approximately $111,006, which was determined using the Black-Scholes option pricing model with the following assumptions:

2001
Expected volatility	70.00%
Risk-free interest rate	4.68%
Expected dividend yield	Nil
Expected life	3 years

One warrant to purchase 250,000 shares of Series A convertible preference shares was exercised in June 2004 and the Company received cash proceeds of $112,500. The other warrant to purchase 250,000 shares of Series A convertible preference shares expired unexercised in June 2004.

In November 2002, the Company issued 18,897,878 shares of Series B convertible preference shares at $0.75 per share and warrants to purchase up to 1,556,120 shares of the Company’s ordinary shares at an exercise price of $0.20 per share for cash proceeds of $14,092,536, net of issuance costs of $140,140.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

The fair value of the warrants at time of issuance was approximately $59,267, which was determined using the Black-Scholes option-pricing model with the following assumptions:

2002
Expected volatility	70.00%
Risk-free interest rate	3.09%
Expected dividend yield	Nil
Expected life	5 years

In April 2003, the Company issued 7,566,925 additional shares of Series B convertible preference shares at $0.75 per share for cash proceeds of $5,675,198.

In April 2004, the Company issued 34,852,006 shares of Series C convertible preference shares at $1.01 per share for cash proceeds of $35,065,430, net of issuance costs of $135,096.

In June 2006, the Company repurchased 329,842 shares of Series B convertible preference shares at $1.01 per share.

In September 2006, the Company completed the first closing of private placement, in which 3,649,635 shares of Series D convertible preference shares were issued at $2.74 per share. An additional 3,452,114 shares of Series D convertible preference shares were issued in October 2006 at the same price. The total cash proceeds received in connection with this private placement was $19,267,333, net of issuance costs of $191,459.

In November and December 2006, warrants to purchase 40,000 shares of the Company’s ordinary shares and warrants to purchase 826,121 shares of the Company’s ordinary shares were exercised, respectively. Additional warrants to purchase 13,334 shares of the Company’s ordinary shares were exercised in January 2007. As of December 31, 2006 and March 31, 2007 (unaudited), there were warrants to purchase 689,999 and 676,665 shares of the Company’s ordinary shares outstanding, respectively, and these warrants will expire in November 2007.

The significant terms of the above Series A, B, C and D convertible preference shares (collectively, “convertible preference shares”) are as follows:

Conversion:

Each holder of preference shares shall be entitled to convert any or all of its preference shares at any time, without payment of any additional consideration, into such number of fully paid ordinary shares per preference share as determined by dividing the original purchase price by the conversion price determined in each case in effect at the time of conversion. Such conversion shall be effected by the redemption of the relevant number of preference shares and the issuance of the appropriate number of ordinary shares.

The conversion price is $0.45, $0.75, $1.01 and $2.74 for Series A, B, C and D convertible preference shares, respectively. The conversion price of Series A, B, C and D convertible preference shares is subject to adjustment for dilution, including but not limited to share split, share dividends and recapitalization. In the event

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

that the Company issues additional options, convertible securities and ordinary shares without consideration or for a consideration per share less than the conversion price in effect, the conversion price shall be reduced, concurrently with such issue, to a price equal to the price per share at which such options, convertible securities and ordinary shares were issued.

Each preference share shall be automatically converted into ordinary share at the then effective conversion rate, (a) upon a public offering of the Company’s shares resulting in proceeds of at least $50,000,000, or (b) upon the election of a majority of the outstanding preferred, voting as a single class.

The conversion price of the series D convertible preference shares is subject to certain anti-dilution adjustments and in the event that the sale of the Company’s ordinary shares in a firm commitment underwritten public offering pursuant to a registration statement filed with the SEC closes after March 31, 2007 and the return per Series D convertible preference share in connection with such public offering is less than $5.48, which is two times the original purchase price of $2.74, then the conversion price shall be adjusted to be half of the per share offering price of the public offering.

Voting rights:

Each convertible preference share has voting rights equivalent to the number of ordinary shares to which it is convertible.

Dividends:

Each Series A, B, C and D convertible preference share has a fixed and non-cumulative dividend of $0.036, $0.06, $0.08 and $0.22, respectively. The holders of Series A, B, C and D convertible preference shares shall be entitled to receive the dividends in preference to the holders of ordinary shares on a pari passu basis, when and if declared by the board of directors. Such dividend shall be payable when declared by the board of directors. As of December 31, 2006 and March 31, 2007 (unaudited), no dividends had been declared.

Liquidation preference:

In the event of any liquidation, dissolution or winding up of the Company, as defined, the holders of Series A, B, C and D convertible preference shares shall receive $0.45 per share, $0.75 per share, $1.01 per share and $2.74 per share, respectively, plus all declared but unpaid dividends. Such amounts will be adjusted for any stock split, stock dividends and recapitalizations.

Ordinary shares

As of December 31, 2006 and March 31, 2007 (unaudited), the Company had issued 11,900,000 ordinary shares to its founders under restricted stock purchase agreements. Pursuant to these agreements, the Company has the right to repurchase the unvested ordinary shares in the event of termination of employment at its original purchase price. In April 2004, the Company repurchased 796,875 shares of unvested ordinary shares and 900,000 vested ordinary shares at the purchase price of $0.0001 per share and $0.475 per share, respectively, from a Company executive and founder. As of December 31, 2004, there were a total of 974,072 shares of restricted ordinary shares subject to the repurchase option. There were no restricted ordinary shares subject to the repurchase option as of December 31, 2005, December 31, 2006 and March 31, 2007 (unaudited).

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

13. STOCK OPTIONS

In 2001, the Company adopted the 2001 Stock Plan (the “Plan”). The Company originally reserved 5,100,000 shares of ordinary shares for issuance to employees, directors and consultants under the Plan. As of December 31, 2006 and March 31, 2007 (unaudited), the authorized number of shares issuable under the Plan was increased to 34,798,045 and 36,798,045, respectively. Options granted under the Plan may be incentive stock options or nonqualified stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options can only be granted to employees. The term of the options shall not exceed ten years from the date of grant. For incentive stock options granted to employees and nonqualified stock options granted to service providers owning shares of the Company representing more than 10% of the voting power, the exercise price per share at the time of the grant cannot be less than 110% of the fair market value of the Company’s ordinary share on the date of grant. The exercise price per share for incentive stock options granted to other employees should be no less than 100% of the fair market value of the Company’s ordinary share on the date of grant. For nonqualified stock options granted to service providers, the exercise price should be no less than 85% of the fair market value of the Company’s ordinary share on the date of grant. Options granted under the Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter.

Certain options granted in 2001 under the Plan were exercisable at the date of grant with unvested shares subject to repurchase by the Company at the original exercise price. As of December 31, 2006 and March 31, 2007 (unaudited), there were no such unvested ordinary shares subject to repurchase.

The Company recorded compensation expense of $428,746 and $550,840 for the years ended December 31, 2004 and 2005, respectively, in accordance with APB 25. The Company adopted the provisions of SFAS 123 (R) effective January 1, 2006 and recorded compensation expense of $2,222,656, $193,243 and $1,217,653 for the year ended December 31, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited).

As a result of adopting SFAS 123(R), income before income tax and net income for the year ended December 31, 2006 were both lower by $1,485,594 than if the Company had continued to account for share-based compensation under APB 25. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was $0.10 and $0.01 per share, respectively.

The following is a summary of activities under the Plan:

	Number of options issued and Outstanding	Weighted average exercise price
Balance as of January 1, 2006	13,306,576	$0.28
Granted (weighted average fair value of $1.06 per share)	14,348,931	$1.54
Exercised	(1,985,850)	$0.22
Cancelled	(868,057)	$0.35

Balance as of December 31, 2006	24,801,600	$1.01
Granted (weighted average fair value of $2.11 per share)	5,734,985	$3.64
Exercised	(379,998)	$0.23
Cancelled	(89,098)	$1.82

Balance as of March 31, 2007 (unaudited)	30,067,489	$1.52

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Additional information regarding options outstanding as of December 31, 2006 and March 31, 2007 (unaudited) was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
As of December 31, 2006:
Options outstanding	24,801,600	$1.01	8.42 years	$3,799,147
Options vested or expected to vest	17,400,941	$0.98	8.35 years	$2,727,500
Options exercisable	7,572,988	$0.34	6.97 years	$1,131,861

As of March 31, 2007 (unaudited):
Options outstanding	30,067,489	$1.52	8.51 years	$3,774,769
Options vested or expected to vest	20,956,326	$1.47	8.43 years	$2,718,662
Options exercisable	8,508,622	$0.37	6.90 years	$1,206,928

As of December 31, 2006 and March 31, 2007 (unaudited), there was $9,868,187 and $16,775,056 unrecognized compensation expense, respectively, related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 1.78 years and 1.81 years, respectively.

The following table summarizes information regarding stock options granted in the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited):

Grant date	Number of options granted	Fair value of ordinary share	Exercise price	Intrinsic value
April 22, 2006	2,391,875	$0.71	$0.75	—
September 29, 2006	9,765,270	$1.80	$1.58	$2,148,359
November 6, 2006(1)	183,286	$2.01	$2.10	—
December 15, 2006	2,008,500	$2.23	$2.24	—
March 3, 2007	4,204,985	$3.52	$3.52	—
March 28, 2007	1,530,000	$3.96	$3.96	—

(1)	Given the insignificant number of options granted on November 6, 2006 and the fact that the Company performed a valuation analysis on September 29, 2006 and another valuation analysis on December 15, 2006, the Company assigned the average value of ordinary shares derived from these two valuation analyses as the fair value of the ordinary shares as of November 6, 2006.

When estimating the fair value of the Company’s ordinary shares at the above grant dates, except for the September 29, 2006 grant date, the Company applied different methodologies to determine the Company’s aggregate equity value, including the market multiple methodology, the comparable transactions methodology and the discounted cash flow methodology. The Company weighted each methodology equally for the December 15, 2006 valuation date, and weighted the market multiple methodology and the discounted cash flow methodology equally for the March 3, 2007 and March 28, 2007 valuation dates, not relying on the comparable transactions methodology. Since the Company was further along in its initial public offering process and less likely to be a take-over target, the comparable transactions methodology was not as useful in valuing the

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Company. The Company’s total equity value was then allocated among the Company’s preference shares and ordinary shares. The method used in estimating the fair value of the Company’s ordinary shares as of September 29, 2006 was based on the actual transaction price of $2.74 per share at which a group of investors subscribed for an aggregate of 3,649,635 Series D convertible preference shares for an aggregate purchase price of $10.0 million.

For the market multiple methodologies, the Company considered the profile and performance of seven publicly traded semiconductor companies deemed comparable to our company. The Company applied an enterprise-value-to-revenue multiple as the metric. Adjustments to the ratio were made by taking into consideration several factors, including the differences between the Company and the comparable companies in terms of revenue growth rate, profitability, the Company’s leading position in TD-SCDMA technology, proximity to manufacturing base for wireless handsets and market opportunity.

The comparable transactions methodology involves an analysis of a number of comparable transactions in the semiconductor industry with application of multiples of revenue to the Company, in much the same manner as the market multiple methodology.

For the discounted cash flow methodologies, the Company forecasted its net cash flow annually through 2010 and assigned a terminal multiple to the terminal EBITDA value in 2010. The net cash flow was then discounted to the present using a risk-adjusted discount rate by equity investors in the technology industry.

The Company used an option-based methodology to allocate its estimated aggregate equity value among its convertible preference shares and ordinary shares. The Company first assigned a value to its convertible preference shares and then analyzed the ordinary shares as an option using the Black-Scholes option pricing model. The Company considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. The Company used two scenarios to value the ordinary share: one scenario assumed an initial public offering in which the convertible preference shares would lose their liquidation preference and participation rights and a second scenario in which the convertible preference shares would retain their rights and privileges. The probability of the scenario represents management’s expectation in addition to other outside factors such as an open initial public offering window and the potential for receiving a competitive merger and acquisition offer in lieu of an initial public offering.

The Company values these options using the Black-Scholes option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Risk-free rate of return	4.72%	4.59%	4.65%	—	4.57%
Expected life	5.50-6.75 years	5.10-5.54 years	6.30 years	—	6.30 years
Expected volatility rate	72%-74%	65%-73%	58%-60%	—	55%-56%
Dividend yield	Nil	Nil	Nil	—	Nil

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Non-employee Stock Options

In 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), the Company issued options to consultants to purchase 211,000, 171,000, 1,088,286, nil and 350,000 shares of ordinary shares at exercise prices in the range of $0.045-$3.96 per share. The options issued have 25% cliff vesting on their first anniversary, and the remaining shares vest 1/48 per month thereafter. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expense of $22,309, $22,757, $268,685, $6,022 and $84,655 relating to the non-employee option grants for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively. As of December 31, 2006 and March 31, 2007 (unaudited), 1,310,286 and 1,660,286 non-employee options were outstanding, and 381,328 and 409,036 options were exercisable, respectively.

Stock Reserved for Future Issuance

As of December 31, 2006 and March 31, 2007 (unaudited), the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

As of December 31, 2006
Conversion of preference shares	82,723,721
Warrants outstanding	689,999
Stock options outstanding	24,801,600
Stock options available for grant	4,284,180

112,499,500

As of March 31, 2007 (unaudited)
Conversion of preference shares	82,723,721
Warrants outstanding	676,665
Stock options outstanding	30,067,489
Stock options available for grant	638,293

114,106,168

14. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain two statutory reserves (collectively, “PRC statutory reserves”): a general reserve fund and a staff welfare and bonus fund, which are non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. The Company’s PRC subsidiaries are also required to allocate a portion of their net profit after taxation to their staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends.

As of December 31, 2004, 2005, 2006 and March 31, 2007 (unaudited), no appropriation of PRC statutory reserves was made as the Company’s PRC subsidiaries had not made any profit.

15. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to 22.0-22.5% of the monthly basic salary of current local PRC employees. Local PRC employees are required to make contributions equivalent to 8% of their basic salary. The Company’s contribution to the pension plan was $303,696, $440,941, $700,548, $129,021 and $241,040 for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively. The retirement benefits do not apply to expatriate employees.

In August 2001, the Company adopted a 401(k) plan for its expatriate employees and employees of the US subsidiary whereby eligible employees may contribute up to 15% of their compensation, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. The Company is not required to, and has not contributed to, the 401(k) Plan.

16. RECONCILIATION OF BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Net income (loss) attributable to holders of ordinary shares	$(11,368,637)	$(11,679,168)	$14,385,822	$649,002	$2,032,108

Weighted-average shares outstanding - basic	13,036,959	13,523,034	15,015,724	14,375,098	16,978,784
Convertible preference shares	—	—	77,370,624	75,951,814	82,723,721
Warrants	—	—	1,252,336	1,077,314	637,061
Stock options	—	—	8,388,989	5,017,091	14,129,902

Weighted-average shares outstanding - diluted	13,036,959	13,523,034	102,027,673	96,421,317	114,469,468

Income (loss) per share-basic	$(0.87)	$(0.86)	$0.96	$0.05	$0.12
Income (loss) per share-diluted	$(0.87)	$(0.86)	$0.14	$0.01	$0.02

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2004 and 2005, ordinary share equivalents outstanding of 71,181,622 and 80,392,080 shares, including convertible preference shares, warrants and stock options, were excluded in the computation of diluted loss per share, respectively, as their effect would have been antidilutive due to the net loss reported in such periods.

17. COMMITMENTS

Operating lease as lessee

The Company has entered into operating leases for certain office space and equipment, some of which contain renewal options. As of December 31, 2006, future minimum lease payments under non-cancelable operating leases were as follows:

Years Ending
December 31, 2007	$202,952
December 31, 2008	22,115

Total minimum lease payments	$225,067

Rental expense under operating leases totaled $557,882, $792,293, $1,110,328, $227,094 and $200,431 for the years ended December 31, 2004, 2005, 2006 and for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

Outstanding standby letters of credit

The Company has arranged for a bank to establish two standby letters of credit in favor of two vendors, in the aggregate amount of $2.5 million. These standby letters of credit may be drawn down only in the event that the Company fails to comply with the terms and conditions of its agreements with the vendors. The bank will withdraw an equal amount directly from the Company’s account maintained with that bank in the event of a draw down. One of the letters of credit of $1.5 million expired in December 2006 while the other one of $1 million was renewed for another 12 months upon expiration in March 2007.

18. SUBSEQUENT EVENTS

In January 2007 and May 2007, warrants to purchase 13,334 and 276,665 ordinary shares were exercised at an exercise price of $0.20 per share for cash proceeds of $2,667 and $55,333, respectively.

On March 3, 2007, March 28, 2007 and May 17, 2007, the Company issued to employees 4,204,985, 1,530,000 and 787,548 stock options at an exercise price of $3.52, $3.96 and $4.63, respectively.

On January 31, 2007, Spreadtrum Shanghai purchased from Shanghai Zhangjiang a parcel of undeveloped land, comprising approximately 23,000 square meters. The Company intends to use the land and any buildings

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

AND MARCH 31, 2007 (UNAUDITED)

developed on such land for its operations, including research and development activities. Under the land purchase contract, the Company is required to begin construction on the land within 18 months after taking delivery of the land use right for the land. The Company will pay for the land in installments, with the final installment due no later than September 30, 2007. The total purchase price of the land use rights is approximately RMB 46.5 million (approximately $6.0 million). As of March 31, 2007, approximately RMB 4.6 million (approximately $600,000) has been paid pursuant to this purchase. Following the payment of the final installment, the Company will receive the land use right. If the Company does not begin construction on the land within the two-year period after we obtain the land use right certificate for this land, Shanghai Zhangjiang has the right to terminate the contract, recover the land use right and refund the purchase price to the Company.

On March 9, 2007, Spreadtrum Beijing entered into an intellectual property transfer agreement for the acquisition of AVS-related intellectual property. The total purchase price for the intellectual property acquired under this agreement is approximately RMB 13.6 million (approximately $1.8 million). As of March 31, 2007, Spreadtrum Beijing had paid RMB 7.4 million (approximately $958,000) pursuant to this agreement. Also in connection with this agreement, Spreadtrum Shanghai assumed another intellectual property transfer agreement pursuant to which Spreadtrum Shanghai is assigned the right to acquire additional AVS-related intellectual property for RMB 20 million (approximately $2.6 million).

On May 8, 2007, the Company and its shareholders amended and restated its Articles of Association to remove the special conversion price adjustment feature of the Series D convertible preference shares as described in note 12. In addition, the Company increased the authorized number of ordinary shares to 135,000,000 ordinary shares.

*    *    *    *    *

TD-SCDMA/3G/HSDPA
Mobile Internet
SPREADTRUM®
Innovation Changes The Future
GSM/GPRS/EDGE
Multimedia Features

PART II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy post-offering, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Our securities that were sold by us within the past three years and not registered under the Securities Act of 1933 are described below. No underwriters were involved in the securities issuances described below.

Date of Issuance	Securities*	Aggregate Consideration (in millions of $)	Principal Purchasers
January 1, 2004—present	5,734,468 ordinary shares[1]	1.5	48 investors

April 2004	34,852,006 Series C convertible preference shares	35.2	19 investors

Between September 2006 and October 2006	7,101,749 Series D convertible preference shares	19.5	49 investors

Between November 2006 and May 31, 2007	1,156,120 ordinary shares[2]	0.2	44 investors

*	Securities not publicly offered. The sales and issuances of the securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including in certain cases Regulation D or Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All investors had adequate access, through their relationship with us, to information about us. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act.
[1]	Issued pursuant to our Second Amended and Restated 2001 Stock Plan.
[2]	Issued pursuant to the exercise of warrants to purchase ordinary shares.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement***
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect***
3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant***
4.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3) (1)
4.2	Registrant’s Form of Certificate for Ordinary Shares**
4.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (1)
4.4	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein***
5.1	Form of Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered***
8.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Registrant, regarding certain United States tax matters***
10.1	Second Amended and Restated 2001 Stock Plan***
10.2	2007 Equity Incentive Plan***
10.3	Form of Indemnification Agreement with the Registrant’s directors***
10.4	Form of Employment Agreement between the Registrant and certain of its executive officers***
10.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended***†
10.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended***†
10.7	Summary of Shanghai Commercial Building Sale Contract, dated as of December 26, 2006, between Spreadtrum Communications (Shanghai) Co. Ltd. and Spreadtrum (Shanghai) Real Estate Development Co., Ltd.***
10.8	Summary of Contract for the Transfer of State-owned Land Use Rights, dated January 31, 2007, between Spreadtrum Communications (Shanghai) Co. Ltd. and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd.***
10.9

Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended***

21.1	Subsidiaries of the Registrant***
23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.**
23.2	Consent of Maples and Calder (included in Exhibit 5.1)*
23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1)***
23.4	Consent of Jun He Law Offices (included in Exhibit 99.1)***
24.1	Powers of Attorney (included on signature page)***
99.1	Opinion of Jun He Law Offices, counsel to the Registrant***

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.
(1)

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705), which will be filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Minneapolis, Minnesota, on this 22nd day of June 2007.

SPREADTRUM COMMUNICATIONS, INC.

By:	/s/ Ping Wu
Name: Title:	Ping Wu President, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ping Wu Ping Wu	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 22, 2007

/s/ Richard Wei Richard Wei	Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2007

* Datong Chen	Director	June 22, 2007

* Hao Chen	Director	June 22, 2007

* Feng Deng	Director	June 22, 2007

* Jong Hyun Kah	Director	June 22, 2007

* Yungang (Ken) Lu	Director	June 22, 2007

* Scott Sandell	Director	June 22, 2007

* Carol Yu	Director	June 22, 2007

*By:	/s/ Ping Wu
Ping Wu

Pursuant to Powers of Attorney previously filed with the Securities and Exchange Commission.

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Spreadtrum Communications, Inc., has signed this registration statement or amendment thereto on June 22, 2007.

SPREADTRUM COMMUNICATIONS CORP.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement***
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect***
3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant***
4.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3) (1)
4.2	Registrant’s Form of Certificate for Ordinary Shares**
4.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (1)
4.4	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein***
5.1	Form of Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered***
8.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Registrant, regarding certain United States tax matters***
10.1	Second Amended and Restated 2001 Stock Plan***
10.2	2007 Equity Incentive Plan***
10.3	Form of Indemnification Agreement with the Registrant’s directors***
10.4	Form of Employment Agreement between the Registrant and certain of its executive officers***
10.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended***†
10.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended***†
10.7	Summary of Shanghai Commercial Building Sale Contract, dated as of December 26, 2006, between Spreadtrum Communications (Shanghai) Co. Ltd. and Spreadtrum (Shanghai) Real Estate Development Co., Ltd.***
10.8	Summary of Contract for the Transfer of State-owned Land Use Rights, dated January 31, 2007, between Spreadtrum Communications (Shanghai) Co. Ltd. and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd.***
10.9

Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended***

21.1	Subsidiaries of the Registrant***
23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.**
23.2	Consent of Maples and Calder (included in Exhibit 5.1)*
23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1)***
23.4	Consent of Jun He Law Offices (included in Exhibit 99.1)***
24.1	Powers of Attorney (included on signature page)***
99.1	Opinion of Jun He Law Offices, counsel to the Registrant***

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.
(1)

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705), which will be filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.